
11007374

PMC COMMERCIAL TRUST

2010 Annual Report


PMC
COMMERCIAL TRUST



17950 PRESTON ROAD, SUITE 600
DALLAS, TEXAS 75252

Dear Fellow Shareholders:

During 2010, we completed our 68th consecutive profitable quarter and 17th consecutive profitable year, not an easy task for a specialty commercial finance lender. These accomplishments are even more impressive, considering that over 70% of our portfolio yield is tied to variable rates which remained at historically low levels. As rates rise our variable rate portfolio should provide us with substantial upside revenue.

I am pleased to report that based on the efforts of our dedicated employees, PMC Commercial Trust was largely successful in achieving the goals that we outlined last year.

- *Expanding PMC's utilization of the SBA 7(a) guaranteed loan program*. We were successful in this endeavor as our SBA 7(a) loan originations and cash premiums reached record levels in 2010. We continue to sell the government guaranteed portion of the loans creating servicing and/or premium income. During 2008, we changed our focus to originating SBA 7(a) loans. As we transitioned in 2008, we originated approximately $11.0 million of SBA 7(a) loans compared to $2.9 million in 2007. With increased emphasis, originations reached $28.0 million in 2009 and $33.5 million in 2010.
- *Increasing the excess servicing spreads for loans sold into the SBA 7(a) secondary market*. By foregoing some cash premiums and current gain recognition, we created increasing future net interest income tied to portfolio performance. The short-term effect reduced current income, but should increase income for future periods. The servicing spread on our SBA 7(a) portfolio increased from 179 basis points at December 31, 2009 to 195 basis points at December 31, 2010.
- *Expanding our SBIC and non-7(a) commercial loan programs.* As a result of the reduced liquidity in the marketplace, fundings of non-7(a) loans has been at reduced levels during the last two years. We funded loans totaling $2.4 million in 2009 and $4.9 million in 2010 that were not related to the 7(a) program. We are implementing strategies so that these fundings will selectively increase during 2011.
- *Modifying PMC's short term debt*. We renewed our revolving credit agreement, extending its maturity to December 31, 2011 while eliminating the $5 million reduction in availability planned for 2010 year-end. We now have gross borrowing availability of $30 million. As a result of the short term nature of the facility, we reduced our outstanding balance from $23.0 million at the beginning of the year to $13.8 million at December 31, 2010. We are hopeful that we will be successful in expanding and extending the facility so that it will better match our needs.

- *Maximizing Portfolio Performance*. We are all aware of how the economy has affected business over the last several years. Despite this challenging economic environment, we have created value through patient management of our commercial real estate loan portfolio. By being proactive in identification of problematic situations, we have created solutions which have enabled PMC to strengthen collateral positions while not compromising principal recoveries.

  As our portfolio is predominantly comprised of loans to hospitality operators, we are reassured by lodging industry experts' recent reports which forecast continued positive trends. We are observing the results first hand as we review our borrowers' comparable operating results for 2010. We are optimistic that these trends will continue and 2011 will be a year of strong portfolio performance.

Each of the goals above represents important strategies for PMC's future. During 2010 we began to see the fruits of these efforts. We will continue to build upon the successful implementation of these strategies to maximize value.

Our 2010 earnings were solid, especially in light of accounting changes that had a negative impact upon us. Starting in 2010, because of the change in accounting rules, cash premiums on sales of SBA 7(a) loans of $1.4 million or $0.14 per share were deferred for book purposes and not recognized as current income.

As a result of our current and future anticipated results of operations as well as the cash provided by these loan sales, the Board of Trust Managers maintained our quarterly dividend of $0.16 per share for the first quarter of 2011. The economic recovery has been extremely uneven and presents PMC with challenges as we move forward. However, we are confident that our dedicated team of employees will continue to meet these challenges.

We thank our shareholders who provide support for our business strategy through your ongoing ownership of PMC.

Sincerely,



Lance B. Rosemore

Chairman of the Board of Trust Managers,
Chief Executive Officer and President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10–K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From _______ to _______

Commission File Number: 1-13610

PMC COMMERCIAL TRUST

(Exact name of registrant as specified in its charter)

Texas	**75-6446078**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
17950 Preston Road, Suite 600, Dallas, TX 75252	**(972) 349-3200**
(Address of principal executive offices)	(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Name of Each Exchange on Which Registered**
Common shares of beneficial interest, $.01 par value	NYSE Amex

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark whether the Registrant is a well-known seasoned issuer (as defined in Rule 405 of the Securities Act). YES _ NO ✓

Indicate by check mark whether the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. YES _ NO ✓

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ✓ NO _

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). YES _ NO _

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer __ Accelerated filer ✓ Non-accelerated filer ___ (Do not check if a smaller reporting company) Smaller reporting company __

Indicate by check mark whether the Registrant is a shell company (as defined in Exchange Act Rule 12b-2). YES _ NO ✓

The aggregate market value of common shares held by non-affiliates of the Registrant, based upon the closing sale price of the Common Shares of Beneficial Interest on June 30, 2010 as reported on the NYSE Amex, was approximately $81 million. Common Shares of Beneficial Interest held by each officer and trust manager and by each person who owns 10% or more of the outstanding Common Shares of Beneficial Interest have been excluded because such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 3, 2011, the Registrant had outstanding 10,559,554 Common Shares of Beneficial Interest.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Registrant's Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after the year covered by this Form 10-K with respect to the Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

PMC COMMERCIAL TRUST

Form 10-K
For the Year Ended December 31, 2010

TABLE OF CONTENTS

Forward-Looking Statements

This Form 10-K contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. These statements include the plans and objectives of management for future operations, including plans and objectives relating to future growth of our loans receivable and availability of funds. Such forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "believe," "anticipate," "estimate," or "continue," or the negative thereof or other variations or similar words or phrases. The forward-looking statements included herein are based on current expectations that involve numerous risks and uncertainties identified in this Form 10-K, including, without limitation, the risks identified under the caption "Item 1A. Risk Factors." Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this Form 10-K will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made. We do not undertake to update them to reflect changes that occur after the date they are made, except to the extent required by applicable securities laws.

PART I

Item 1. BUSINESS

INTRODUCTION

PMC Commercial Trust ("PMC Commercial" and together with its wholly-owned subsidiaries, the "Company," "our" or "we") is a real estate investment trust ("REIT") organized in 1993 that primarily originates loans to small businesses collateralized by first liens on the real estate of the related business. As a REIT, we seek to maximize shareholder value through long-term growth in dividends paid to our shareholders. We must distribute at least 90% of our REIT taxable income to shareholders to maintain our REIT status. See "Tax Status." Our common shares are traded on the NYSE Amex under the symbol "PCC."

We generate revenue primarily from the yield and other fees earned on our investments. Our loans are predominantly (94% at December 31, 2010) to borrowers in the hospitality industry. Our operations are located in Dallas, Texas and historically have included originating, servicing and selling commercial loans. During the years ended December 31, 2010 and 2009, our total revenues were approximately $15.5 million and $16.3 million, respectively, and our net income was approximately $4.3 million and $6.8 million, respectively. See "Item 8. Financial Statements and Supplementary Data."

We originate loans through PMC Commercial and its wholly-owned lending subsidiaries: First Western SBLC, Inc. ("First Western"), PMC Investment Corporation ("PMCIC") and Western Financial Capital Corporation ("Western Financial"). First Western is licensed as a small business lending company ("SBLC") that originates loans through the Small Business Administration's ("SBA") 7(a) Guaranteed Loan Program ("SBA 7(a)"). PMCIC and Western Financial are small business investment companies ("SBICs").

First Western is a national "Preferred Lender," as designated by the SBA, and originates, sells and services small business loans. As a non-bank SBA 7(a) program lender, First Western is able to originate loans on which a substantial portion of the loan (generally 75% to 85%) is guaranteed as to payment of principal and interest by the SBA. Due to the existence of the SBA guarantee, we are able to originate loans that meet the criteria of the SBA 7(a) Program and have less stringent underwriting criteria than our non-SBA 7(a) program loan originations. See "Lending Activities – SBA Programs."

We are focusing on the origination of SBA 7(a) program loans which require less capital due to the ability to sell the government guaranteed portion of such loans. We utilize the SBA 7(a) program to originate small business loans, primarily secured by real estate, and then sell the government guaranteed portion to investors.

Our ability to generate interest income, as well as other revenue sources, is dependent on economic, regulatory and competitive factors that influence interest rates and loan originations, and our ability to secure financing for our investment activities. The amount of revenue earned will vary based on:

- The volume of loans funded;
- The volume of loans which prepay;
- The timing and availability of leverage;
- The amount of non-performing loans;
- Recognition of premium, if any, on secondary market loan sales;
- The interest rate and type of loans originated (whether fixed or variable); and
- The general level of interest rates.

The majority of our loans have variable rates of interest. As a result, during periods of declining interest rates, our interest income is subject to interest rate risk. See "Item 7a. Quantitative and Qualitative Disclosures About Market Risk."

Generally, in order to fund new loans, we need to borrow funds or sell loans. Since 2004, our leverage has primarily been provided through short-term credit facilities and the issuance of junior subordinated notes. Prior to that, our primary source of funds was structured loan transactions/securitizations. In structured loan transactions, we contributed loans to special purpose entities ("SPEs") in exchange for cash and subordinate financial interests in those entities. At the current time, the market for commercial loan asset-backed securitizations is not available to us. Due to (1) the lack of a market for our type of securitization and the prospect that this market may never recover to its prior form or may return with costs or structures that we may not be able to accept and (2) limited availability of credit facilities, we continue to focus our lending activities on originating loans under the SBA 7(a) program.

RECENT ACCOUNTING CHANGES

The comparability of our financial statements was affected by two accounting rule changes, both effective January 1, 2010. The first accounting change was the consolidation of the assets and liabilities of our off-balance sheet securitization entities. Previously our interests in these entities were reflected as retained interests in transferred assets. The impact to our balance sheet was a "gross up" of approximately $20 million in assets and liabilities at January 1, 2010.

The second accounting change affected our accounting for secondary market loan sale transactions (the sale of the guaranteed portion of our SBA 7(a) loans to investors). The guaranteed portion of these loans may be sold (1) for a cash premium and a minimum 1% required servicing spread, (2) future servicing spread and no cash premium or (3) future servicing spread and a cash premium of 10%. Previously, all of these types of transactions were recorded as sales (*i.e.,* we recorded premium income). Effective January 1, 2010, we are required to permanently treat certain of the proceeds received from legally sold portions of loans (those loans sold solely for excess spread or those sold for a cash premium and excess spread) as secured borrowings for the life of the loan. For loans sold for a cash premium and excess spread, the cash premium is amortized as a reduction to interest expense over the life of the loan. Due to this accounting change, our premium income decreased from $1,343,000 during 2009 to $709,000 during 2010 while our sales of the guaranteed portion of SBA 7(a) loans increased to $28.4 million in 2010 from $25.0 million in 2009. Premiums collected during 2010 which have been deferred due to this accounting change and are reflected as a liability on our consolidated balance sheet were $1,439,000 at December 31, 2010.

LENDING ACTIVITIES

Overview

We are a national lender that primarily originates loans to small businesses, principally in the limited service hospitality industry. In addition to first liens on the real estate of the related business, our loans are typically personally guaranteed by the principals of the entities obligated on the loans.

We identify loan origination opportunities through personal contacts, internet referrals, attendance at trade shows and meetings, direct mailings, advertisements in trade publications and other marketing methods. We also generate loans through referrals from real estate and loan brokers, franchise representatives, existing borrowers, lawyers and accountants. Payments are sometimes made to non-affiliated individuals who assist in generating loan applications, with such payments generally not exceeding 1% of the principal amount of the originated loan.

Limited Service Hospitality Industry

Our outstanding loans are generally collateralized by first liens on limited service hospitality properties and are typically for owner-operated facilities operating under national franchises, including, among others, Comfort Inn, Hampton Inn, Days Inn, Holiday Inn Express, Ramada and Best Western. We believe that franchise operations offer attractive lending opportunities because such businesses generally employ proven business concepts, have national reservation systems and advertising, consistent product quality, are screened and monitored by franchisors and generally have a higher rate of success when compared to other independently operated hospitality businesses.

Loan Originations and Underwriting

We believe that we successfully compete in certain sectors of the commercial real estate finance market, primarily the limited service hospitality sector, due to our diligent underwriting which is benefitted by our understanding of our borrowers' businesses and our responsive customer service.

We consider traditional underwriting criteria such as:

- The underlying cash flow of the tenant or owner-occupant;
- The components, value and replacement cost of the borrower's collateral (primarily real estate);
- The industry and competitive environment in which the borrower operates;
- The financial strength of the guarantors;
- Analysis of local market conditions;
- The ease with which the collateral can be liquidated;
- The existence of any secondary repayment sources;
- Evaluation of the property operator; and
- The existence of a franchise relationship.

Upon receipt of a completed loan application, our credit department conducts: (1) a detailed analysis of the potential loan, which typically includes a third-party licensed appraisal and a valuation by our credit department of the property that will collateralize the loan to ensure compliance with loan-to-value percentages, (2) a site inspection for real estate collateralized loans, (3) a review of the borrower's business experience, (4) a review of the borrower's credit history, and (5) an analysis of the borrower's debt-service-coverage, debt-to-equity and other applicable ratios. We also utilize local market economic information to the extent available.

We believe that our typical non-SBA 7(a) Program loan is distinguished from those of some of our competitors by the following characteristics:

- *Substantial down payments are required.* We usually require an initial down payment of not less than 20% of the total cost of the project being financed. Our experience has shown that the likelihood of full repayment of a loan increases if the owner/operator is required to make an initial and substantial financial commitment to the project being financed.
- *"Cash outs" are typically not permitted.* Generally, we will not make a loan in an amount greater than the lesser of 80% of either the replacement cost or current appraised value of the property which is collateral for the loan. For example, a hotel property may have been originally constructed for a cost of $2.0 million, with the owner/operator initially borrowing $1.6 million of that amount. At the time of the borrower's loan refinancing request, the property securing the loan is appraised at $4.0 million. Some of our competitors might loan from 70% to 90% or more of the new appraised value of the property and permit the owner/operator to receive a cash distribution from the proceeds. Generally, we would not permit this type of "cash-out" distribution.
- *The obligor is personally liable for the loan.* We typically require the principals of the borrower to personally guarantee the loan.

General information on our loans receivable, net, was as follows:

	At December 31,					
	2010			2009		
	Loans Receivable, net		Weighted Average Interest Rate	Loans Receivable, net		Weighted Average Interest Rate
	Amount	%		Amount	%	
	(Dollars in thousands)					
Variable-rate - LIBOR..	$ 125,606	53.9%	4.2%	$ 132,162	67.2%	4.0%
Fixed-rate.................	63,263	27.1%	9.1%	45,678	23.2%	9.0%
Variable-rate - prime....	44,349	19.0%	5.7%	18,802	9.6%	5.4%
Total.....................	$ 233,218	100.0%	5.8%	$ 196,642	100.0%	5.3%

Our variable-rate loans generally require monthly payments of principal and interest, reset on a quarterly basis, to amortize the principal over the remaining life of the loan. Fixed-rate loans generally require level monthly payments of principal and interest calculated to amortize the principal over the remaining life of the loan.

Due to a change in accounting rules, beginning January 1, 2010, (1) we now record 100% of SBA 7(a) loans sold as loans receivable on our balance sheet versus only the portion which is retained by us and (2) we consolidated the loans receivable of our previously off-balance sheet securitizations which were primarily fixed-rate loans. Since we are primarily originating SBA 7(a) loans, our percentage of variable-rate – prime loans will continue to increase over time.

Industry Concentration

The distribution of our retained loan portfolio by industry was as follows at December 31, 2010:

	Number of Loans	Cost (1)	% of Total Cost
	(Dollars in thousands)		
Hotels and motels...................................	222	$ 220,194	93.8%
Convenience stores/service stations........	16	9,265	3.9%
Services..	23	1,807	0.8%
Restaurants...	28	928	0.4%
Retail..	8	564	0.2%
Other...	20	2,109	0.9%
	317	$ 234,867	100.0%

(1) Loan portfolio outstanding before loan loss reserves and deferred commitment fees.

Loan Portfolio Statistics

Information on our loans receivable ("Retained Portfolio"), loans which have been sold (either to the special purpose entities or secondary market sales of SBA 7(a) program loans) and on which we had retained interests (the "Sold Loans") and our Retained Portfolio combined with our Sold Loans (the "Aggregate Portfolio") was as follows:

	At December 31,					
	2010			2009		
	Aggregate Portfolio	Sold Loans (1)	Retained Portfolio	Aggregate Portfolio	Sold Loans	Retained Portfolio
	(Dollars in thousands)					
Portfolio outstanding (2)	$ 284,451	$ 49,584	$ 234,867	$ 273,687	$ 75,440	$ 198,247
Weighted average interest rate	5.7%	5.6%	5.8%	5.7%	6.7%	5.3%
Average yield (3)	5.8%	5.4%	5.8%	5.9%	6.8%	5.5%
Weighted average contractual maturity in years	15.5	18.2	14.9	14.9	14.6	15.0
Doubtful loans (4)	$ 912	$ -	$ 912	$ 3,239	$ 158	$ 3,081
Hospitality industry concentration	88.9%	66.0%	93.8%	88.4%	77.0%	92.7%
Texas concentration (5)	20.2%	23.4%	19.5%	22.6%	23.6%	22.2%

(1) Effective January 1, 2010, based on a change in accounting rules, we now consolidate the SPEs.

(2) Loan portfolio outstanding before loan loss reserves and deferred commitment fees.

(3) The calculation of average yield divides our interest income, prepayment fees and other loan related fees, adjusted by the provision for loan losses, by the weighted average outstanding portfolio.

(4) Loans classified as Doubtful are generally loans which are not complying with their contractual terms, the collection of the balance of the principal is considered impaired and on which the fair value of the collateral is less than the remaining unamortized principal balance. These loans are typically placed on non-accrual status and are generally in the foreclosure process. We do not include the remaining outstanding principal of serviced loans pertaining to the government guaranteed portion of loans sold into the secondary market since the SBA has guaranteed payment of principal on these loans.

(5) No other concentrations greater than or equal to 10% existed at December 31, 2010 or 2009.

Loans Funded

The following table is a breakdown of loans funded during the years indicated:

	Years Ended December 31,				
	2010	2009	2008	2007	2006
	(In thousands)				
Commercial mortgage loans	$ 4,908	$ 2,425	$ 19,739	$ 28,416	$ 36,855
SBA 7(a) Program loans	33,532	28,010	10,971	2,888	8,537
SBA 504 program loans (1)	-	-	3,877	2,452	6,294
Total loans funded	$ 38,440	$ 30,435	$ 34,587	$ 33,756	$ 51,686

(1) Represents second mortgages originated through the SBA 504 Program which have been repaid by certified development companies.

SBA Programs

General

We utilize programs established by the SBA to generate loan origination opportunities and provide us with a funding source as follows:

- We have an SBLC that originates loans through the SBA 7(a) program;
- We participate as a private lender in the SBA 504 Program which allows us to originate first mortgage loans with lower loan-to-value ratios;
- We have two licensed SBICs regulated under the Small Business Investment Act of 1958, as amended. Our SBICs use long-term funds provided by the SBA, together with their own capital, to provide long-term collateralized loans to eligible small businesses, as defined under SBA regulations.

Our regulated SBA subsidiaries are periodically examined and audited by the SBA to determine compliance with SBA regulations.

SBA 7(a) Program

Under the SBA 7(a) program, the SBA typically guarantees 75% of qualified loans over $150,000. While the eligibility requirements of the SBA 7(a) program vary by the industry of the borrower and other factors, the general eligibility requirements, as amended during 2010, are that: (1) gross sales of the borrower cannot exceed size standards set by the SBA (*i.e.,* $7.0 million for limited service hospitality properties), (2) liquid assets of the borrower and affiliates cannot exceed specified limits, and (3) the maximum aggregate SBA loan guarantees to a borrower cannot exceed $3.75 million. Maximum maturities for SBA 7(a) program loans are 25 years for real estate and between seven and 10 years for the purchase of machinery, furniture, fixtures and/or equipment. In order to operate as an SBLC, a licensee is required to maintain a minimum net worth (as defined by SBA regulations) of the greater of (1) 10% of its outstanding loans receivable and other investments or (2) $1.0 million, and is subject to certain other regulatory restrictions such as change in control provisions. See "Item 1A. Risk Factors."

SBA 504 Program

The SBA 504 Program assists small businesses in obtaining subordinated, long-term financing by guaranteeing debentures available through certified development companies ("CDCs") for the purpose of acquiring land, building, machinery and equipment and for modernizing, renovating or restoring existing facilities and sites. A typical finance structure for an SBA 504 Program project would include a first mortgage covering 50% of the project cost from a private lender, a second mortgage obtained from a CDC covering up to 40% of the project cost and a contribution of at least 10% of the project cost by the principals of the small businesses being assisted. We typically require at least a 20% contribution of the equity in a project by our borrowers. The SBA does not guarantee the first mortgage. Although the total sizes of projects utilizing the SBA 504 Program are unlimited, currently the maximum amount of subordinated debt in any individual project is generally $5.0 million (or $5.5 million for certain projects). Typical project costs range in size from $1.0 million to $6.0 million. Our SBA 504 Program has been inactive since the beginning of 2008 due to our limited liquidity.

SBIC Program

We originate loans to small businesses through our SBICs. According to SBA regulations, SBICs may make long-term loans to small businesses and invest in the equity securities of such businesses. Under present SBA regulations, eligible small businesses include those that have a net worth not exceeding $18 million and have average annual fully taxable net income not exceeding $6.0 million for the most recent two fiscal years. To the extent approved, an SBIC can issue debentures whose principal and interest is guaranteed to be paid to the debt holder in the event of non-payment by the SBIC. As a result, the debentures' costs of funds are usually lower compared to alternative fixed-rate sources of funds available to us.

STRUCTURED LOAN TRANSACTIONS

While the securitization market is not currently a viable financing vehicle for us, prior to 2004, structured loan transactions were our primary method of obtaining funds for new loan originations. In structured loan transactions, we contributed loans to an SPE in exchange for a subordinated financial interest in that entity and obtained an opinion of counsel that the contribution of the loans to the SPE constituted a "true sale" of the loans. The SPE issued notes payable through a private placement to third parties and then distributed a portion of the notes payable proceeds to us. The notes payable are collateralized solely by the assets of the SPE. Since the SPEs met the definition of qualified SPEs ("QSPEs"), we accounted for the structured loan transactions as sales of our loans; and as a result, neither the loans contributed to the QSPE nor the notes payable issued by the QSPE were included in our consolidated financial statements. The terms of the notes payable issued by the QSPEs provide that the partners of these QSPEs are not liable for any payment on the notes. Accordingly, if the QSPEs fail to pay the principal or interest due on the notes, the sole recourse of the holders of the notes is against the assets of the QSPEs. We have no obligation to pay the notes, nor do the holders of the notes have any recourse against our assets. We service the loans pursuant to the transaction documents.

When structured loan sale transactions were completed, our ownership interests in the QSPEs were accounted for as retained interests in transferred assets ("Retained Interests") and recorded at the present value of the estimated future cash flows to be received from the QSPE. Effective January 1, 2010, due to a change in accounting rules, we now consolidate the assets and liabilities of the QSPEs.

All of our securitization transactions provide a "clean-up call." A "clean-up call" is an option to repurchase the remaining transferred assets when the amount of the outstanding assets (or corresponding notes payable outstanding) falls to a level at which the cost of servicing those assets becomes burdensome.

TAX STATUS

PMC Commercial has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). As a REIT, PMC Commercial is generally not subject to Federal income tax (including any applicable alternative minimum tax) to the extent that it distributes at least 90% of its REIT taxable income to shareholders. Certain of PMC Commercial's subsidiaries, including First Western and PMCIC, have elected to be treated as taxable REIT subsidiaries; thus, their earnings are subject to U.S. Federal income tax. To the extent PMC Commercial's taxable REIT subsidiaries retain their earnings and profits, these earnings and profits will be unavailable for distribution to our shareholders.

PMC Commercial may, however, be subject to certain Federal excise taxes and state and local taxes on its income and property. If PMC Commercial fails to qualify as a REIT in any taxable year, it will be subject to Federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and will not be able to qualify as a REIT for four subsequent taxable years. REITs are subject to a number of organizational and operational requirements under the Code. See "Item 1A. Risk Factors – REIT Related Risks" for additional tax status information.

EMPLOYEES

We employed 32 individuals including marketing professionals, investment professionals, operations professionals and administrative staff as of December 31, 2010. We have employment agreements with our executive officers. Our operations are conducted from our Dallas, Texas office. We believe the relationship with our employees is good.

COMPETITION

When originating loans we compete with other specialty commercial lenders, banks, broker dealers, other REITs, savings and loan associations, insurance companies and other entities that originate loans. Many of these competitors have greater financial and managerial resources than us, are able to provide services we are not able to provide (*i.e.,* depository services), and may be better able to withstand the impact of economic downturns.

Variable-rate lending: For our variable-rate loan products, we believe we compete effectively on the basis of interest rates, our long-term maturities and payment schedules, the quality of our service, our reputation as a lender, timely credit analysis and greater responsiveness to renewal and refinancing requests from borrowers.

Fixed-rate lending: In the current market, borrowers are looking predominately for fixed-rate loans; however, our ability to offer fixed-rate loans is constrained by our cost and availability of funds.

SECURITIES EXCHANGE ACT REPORTS

We file with or furnish to the Securities and Exchange Commission ("SEC") in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act") our annual reports on Form 10-K, our quarterly reports on Form 10-Q and our current reports on Form 8-K. These reports are available free of charge on our website, www.pmctrust.com/investors, as soon as reasonably practicable after we electronically file the information with the SEC.

We are providing the address to our internet site solely for the information of investors. We do not intend the address to be an active link or to otherwise incorporate the contents of the website into this report.

The SEC maintains an internet site, www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Item 1A. RISK FACTORS

Due to the complexity of the Company, a wide range of factors could materially affect our future developments and performance. In addition to the factors affecting specific business operations identified in connection with the description of these operations and the financial results of these operations described elsewhere in this report, management has identified the following important factors that could cause actual results to differ materially from those reflected in forward-looking statements or from our historical results. These factors, which are not all-inclusive, could have a material impact on our asset valuations, results of operations or financial condition and could also impair our ability to maintain dividend distributions at current or anticipated levels.

Investment Risks – Lending Activities

Changes in economic conditions could have a continuing adverse effect on our profitability.

Turmoil in the financial markets adversely affects economic activity. This turmoil (including the effect of any perceived or actual economic recession) subjects our borrowers to financial stress which could impair their ability to satisfy their obligations to us. During periods of economic stress, delinquencies and losses may increase and losses may be substantial.

In addition, an increase in price levels generally, or in price levels in a particular sector such as the energy sector, could result in a shift in consumer demand away from limited service hospitality properties which collateralize the majority of our loans. A significant increase in gasoline prices within a short period of time could affect the limited service sector of the hospitality industry. A significant portion of the limited service hospitality loans collateralizing our loans are located on interstate highways. When gas prices sharply increase, occupancy rates for properties located on interstate highways may decrease. This may cause a reduction in revenue per available room. Any sustained increase in gasoline prices could materially and adversely affect the financial condition of our borrowers which could cause us to experience increased defaults.

Commercial mortgage loans expose us to a high degree of risk associated with investing in real estate.

The performance and value of our loans depends upon many factors beyond our control. Commercial real estate has experienced cyclical performance and significant fluctuations in the past that impacts the value of our real estate collateralized loans. The ultimate performance and value of our loans are subject to risks associated with the ownership and operation of the properties which collateralize our loans, including the property owner's ability to operate the property with sufficient cash flow to meet debt service requirements. The performance and value of the properties collateralizing our loans may be adversely affected by:

- Changes in national economic conditions;
- Changes in local real estate market conditions due to changes in national or local economic conditions or changes in local property market characteristics;
- The extent of the impact of the disruptions in the credit markets;
- The lack of demand for commercial real estate collateralized loans used in asset-backed securitizations which may be substantially reduced as a result of the disruptions in the credit markets;
- Competition from other properties;
- Changes in interest rates and the condition of the debt and equity capital markets;
- The ongoing need for capital improvements;
- Increases in real estate tax rates and other operating expenses (including utilities);
- A significant increase in gasoline prices in a short period of time;
- Adverse changes in governmental rules and fiscal policies; acts of God, including earthquakes, hurricanes and other natural disasters; acts of war or terrorism; or a decrease in the availability of or an increase in the cost of insurance;
- Adverse changes in zoning laws;
- The impact of environmental legislation and compliance with environmental laws; and,
- Other factors that are beyond our control or the control of the commercial property owners.

In the event that any of the properties underlying our loans experience any of the foregoing events or occurrences, the value of, and return on, such loans may be negatively impacted. Moreover, our profitability and the market price of our common shares may be negatively impacted.

Payment defaults and other credit risks in our investment portfolio have increased, and may to continue to increase, which has caused, and may continue to cause, adverse effects on our cash flows, net income and ability to make distributions.

Recessionary economic conditions and adverse developments in the credit markets have led to business contraction, liquidity issues and other problems for many of the businesses we finance. As a result, payment defaults and other credit risks in our investment portfolio have substantially increased, and may continue to increase, which has caused, and may continue to cause, adverse effects on our cash flows, net income and ability to make distributions.

Changes to the facts and circumstances of the borrower and/or the physical condition of the collateral underlying the loan, the hospitality industry and the economy may require the establishment of significant additional loan loss reserves. To the extent one or several of our borrowers experience significant operating difficulties and we are forced to liquidate the collateral underlying the loan, future losses may be substantial.

Historically, we have not experienced significant losses for real estate secured loans due to our borrowers' equity in their properties, the value of the underlying collateral, the cash flows from operations of the businesses and other factors such as having recourse to the guarantors. However, if the economy or the commercial real estate market does not improve, we could experience an increase in credit losses. In addition, due to the recently ended economic recession and the current economic environment, we believe that in general, our borrowers' equity in their properties has eroded and may further erode which may result in an increase in foreclosure activity and credit losses.

We have increased, and may continue to increase, specific and general loan loss reserves due to current general business and economic conditions and increased credit and liquidity risks which have had, and may continue to have, an adverse effect on our financial performance. Our loan portfolio has been adversely affected by, and may continue to be adversely affected by, adverse economic developments affecting the business sectors in which our borrowers operate, primarily the limited service hospitality industry, reductions in the value of commercial real estate generally and the reduced availability of refinancing for commercial real estate investments as they mature. There can be no assurance that the loan loss reserves we establish in any particular reporting period will be sufficient or will not increase in a subsequent reporting period.

The commercial real estate loans we originate are subject to the risks of default and foreclosure which could result in losses to us.

The commercial real estate loans we originate are collateralized by income-producing properties (primarily limited service hospitality properties) and we are subject to risks of default and foreclosure. In the event of a default under a mortgage loan, we bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the unpaid principal balance of the mortgage loan, which could have a material adverse effect on our cash flows from operations. If a borrower defaults on one of our commercial real estate loans and the underlying property collateralizing the loan is insufficient to satisfy the outstanding balance of the loan, we may suffer a loss. In addition, during the foreclosure process we may incur costs related to the protection of our collateral including unpaid real estate taxes, legal fees, insurance and operating shortfalls to the extent the property is being operated by a court-appointed receiver.

Foreclosure and bankruptcy are complex and sometimes lengthy processes that are subject to Federal and state laws and regulations. An action to foreclose on a property is subject to many of the delays and expenses of other lawsuits if the defendant raises defenses or counterclaims. In the event of a default by a mortgagor, these restrictions, among other things, may impede our ability to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due to us on the mortgage loan. Borrowers have the option of seeking Federal bankruptcy protection which could delay the foreclosure process. In conjunction with the bankruptcy process, the terms of the loan agreements may be modified. Typically, delays in the foreclosure process will have a negative impact on our results of operations and/or financial condition due to direct and indirect costs incurred and possible deterioration of the value of the collateral.

Our ability to sell any properties we own as a result of foreclosure will be impacted by changes in economic and other conditions. Our ability to sell these properties and the prices we receive on their sale are affected by many factors, including but not limited to, the number of potential buyers, the number of competing properties on the market and other market conditions. If we are required to hold a property for an extended period of time or choose to operate the property, it could have a negative impact on our results of operations and/or financial condition due to direct and indirect costs incurred and possible deterioration of the value of the collateral resulting in impairment losses.

We have specific risks associated with originating loans under the SBA 7(a) program.

We sell the guaranteed portion of our SBA 7(a) loans into the secondary market. These sales have resulted in our earning premium income and/or have created a stream of future servicing spread. There can be no assurance that we will be able to continue originating these loans, that a secondary market will exist or that we will continue to realize premiums upon the sale of the guaranteed portion of these loans. For a few months during late 2008 and early 2009 the secondary market for SBA 7(a) loans offered minimal loan premiums and we suspended loan sales. While premiums rebounded during 2010 there can be no assurance that premiums will remain at current levels.

Since we sell the guaranteed portion of our SBA 7(a) loans, we incur credit risk on the non-guaranteed portion of the loans. We share pro-rata with the SBA in any recoveries. In the event of default on an SBA loan, our pursuit of remedies against a borrower is subject to SBA approval. If the SBA establishes that a loss on an SBA guaranteed loan is attributable to significant technical deficiencies in the manner in which the loan was originated, funded or serviced by us, the SBA may seek recovery of the principal loss related to the deficiency from us. With respect to the guaranteed portion of SBA loans that have been sold, the SBA will first honor its guarantee and then seek compensation from us in the event that a loss is deemed to be attributable to technical deficiencies. There can be no assurance that we will not experience significant deficiencies with our underwriting of SBA loans which could have a material adverse affect on us through failure of the SBA to honor a guarantee or the costs to correct any deficiencies. Although the SBA has never declined to honor its guarantees with respect to SBA loans made by our SBA 7(a) subsidiary, no assurance can be given that the SBA would not attempt to do so in the future.

Curtailment of our ability to utilize the SBA 7(a) program could adversely affect our financial condition and results of operations.

We are dependent upon the Federal government to maintain the SBA 7(a) loan program. There can be no assurance that the program will be maintained or that loans will continue to be guaranteed at current levels. In addition, there can be no assurance that our SBA 7(a) lending subsidiary will be able to maintain its status as a Preferred Lender or that we can maintain our SBA 7(a) license.

If we cannot continue originating and selling government guaranteed loans, we would experience a decrease in future servicing spreads and no longer generate premium income. From time-to-time the SBA has reached its internal budgeted limits and ceased to guarantee loans for a stated period of time. In addition, the SBA may change its rules regarding loans or Congress may adopt legislation that would have the effect of discontinuing or changing loan programs.

Our profitability may be impacted by the volume of SBA 7(a) loan originations.

Our net income and ability to continue to pay dividends at current or anticipated levels is dependent upon the volume of our SBA 7(a) loan originations due to the ability to sell the government guaranteed portion of these loans. In originating SBA 7(a) loans, we compete with other SBA 7(a) lenders, specialty commercial lenders, banks, broker dealers, other REITs, savings and loan associations, insurance companies and other entities that originate loans, many of which have greater financial resources than us. Any unanticipated reduction in the volume of these loan originations could negatively affect us.

There are significant risks in lending to small businesses.

Our loans receivable consist primarily of loans to small, privately-owned businesses. There is no publicly available information about these businesses; therefore, we must rely on our own due diligence to obtain information in connection with our investment decisions. Our borrowers may not meet net income, cash flow and other coverage tests typically imposed by banks. A borrower's ability to repay its loan may be adversely impacted by numerous factors, including a downturn in its industry or other negative local or macro economic conditions. Deterioration in a borrower's financial condition and prospects may be accompanied by deterioration in the collateral for the loan. In addition, small businesses typically depend on the management talents and efforts of one person or a small group of people for their success. The loss of services of one or more of these persons could have an adverse impact on the operations of the small business. Small companies are typically more vulnerable to customer preferences, market conditions and economic downturns and often need additional capital to expand or compete. These factors may have an impact on the ultimate recovery of our loans receivable from such businesses. Loans to small businesses, therefore, involve a high degree of business and financial risk, which can result in substantial losses and accordingly should be considered speculative.

We depend on the accuracy and completeness of information provided by potential borrowers and guarantors.

In deciding whether to extend credit or enter into transactions with potential borrowers and/or their guarantors, we rely on certain information furnished to us by or on behalf of potential borrowers and/or guarantors. We also rely on representations of potential borrowers and/or guarantors as to the accuracy and completeness of that information. Our financial condition and results of operations could be negatively impacted to the extent we rely on financial statements or other information that is materially misleading.

Longer term loans and our real estate owned ("REO") may be illiquid and their value may decrease.

Our commercial real estate loans and real estate acquired through foreclosure are relatively illiquid investments. Therefore, we may be unable to vary our portfolio promptly in response to changing economic, financial and investment conditions. As a result, the fair market value of these investments may decrease in the future and losses may result.

There is typically no public market or established trading market for the loans we originate. The illiquid nature of our loans may adversely affect our ability to dispose of such loans at times when it may be advantageous or necessary for us to liquidate such investments.

Changes in interest rates could negatively affect lending operations, which could result in reduced earnings and dividends.

As a result of our current dependence on variable-rate loans, our interest income will be reduced during low interest rate environments. During any period that LIBOR or the prime rate decreases, interest income on our loans will decline.

Changes in interest rates do not have an immediate impact on the interest income of our fixed-rate loans. Our interest rate risk on our fixed-rate loans is primarily due to loan prepayments and maturities. The average maturity of our loan portfolio is less than its average contractual terms because of prepayments. Assuming market liquidity, the average life of mortgage loans tends to increase when the current mortgage rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when the current mortgage rates are substantially lower than rates on existing mortgage loans (due to refinancings of fixed-rate loans at lower rates).

Our net income is dependent upon the "spread" between the rate at which we borrow funds and the rate at which we loan these funds. During periods of changing interest rates, interest rate mismatches could negatively impact our net income, dividend yield, and the market price of our common shares.

At the present time, we are primarily originating variable-rate loans and have certain debt which is long-term and at fixed interest rates. If the yield on loans originated with funds obtained from fixed-rate borrowings fails to cover the cost of such funds, our cash flow will be reduced.

Competition might prevent us from originating loans at favorable yields, which would harm our results of operations and our ability to continue paying dividends at current or anticipated levels.

Our net income depends on our ability to originate loans at favorable spreads, over our cost of funds. In originating loans, we compete with other SBA 7(a) lenders, specialty commercial lenders, banks, broker dealers, other REITs, savings and loan associations, insurance companies and other entities that originate loans, many of which have greater financial resources than us. As a result, we may not be able to originate sufficient loans at favorable spreads over our cost of funds, which would harm our results of operations and consequently, our ability to continue paying dividends at current or anticipated levels.

Our operating results will depend, in part, on the effectiveness of our marketing programs.

In general, due to the highly competitive nature of our business, we must execute efficient and effective promotional and marketing programs. We may, from time to time, change our marketing strategies, including the timing or nature of promotional programs. The effectiveness of our marketing and promotion practices is important to our ability to locate potential borrowers and retain existing borrowers. If our marketing programs are not successful, our results of operations and financial condition may be adversely affected.

Liquidity and Capital Resources Risks

In general, in order for us to repay indebtedness on a timely basis, we may be required to dispose of assets when we would not otherwise do so and at prices which may be below the net book value of such assets. Dispositions of assets could have a material adverse effect on our financial condition and results of operations.

If an event of default occurs under our revolving credit facility ("Revolver"), the lender is permitted to accelerate repayment of the outstanding obligation.

The occurrence of an event of default permits the lender under our Revolver to accelerate repayment of all amounts due, to terminate commitments thereunder, and allows the mortgage loan collateral held as security for the Revolver to be liquidated by the lender to satisfy any balance outstanding and due pursuant to the Revolver.

The existence of an event of default restricts us from borrowing under our Revolver and from declaring dividends or other cash distributions to our shareholders. There can be no assurance that an event of default will not occur.

Our operating results could be negatively impacted by our inability to access certain financial markets.

We rely upon access to capital markets as a source of liquidity to satisfy our working capital needs, grow our business and invest in loans. Turmoil in the capital markets has constrained equity and debt capital available for investment in commercial real estate. Prolonged recent recessionary conditions, continued distress in the limited service hospitality industry and increased loan losses could further limit access to these markets and may restrict us from continuing our current business strategy or implementing new business strategies.

Our operating results could be negatively impacted by our inability to extend the maturity of, or replace, our Revolver on acceptable terms, if at all.

If we are unable to replace or extend our Revolver upon its maturity (December 31, 2011) or if the terms of the extension were cost prohibitive, we could be required to repay the outstanding balance which would become immediately due or may choose to accept terms which are significantly less favorable in terms of costs or restrictions than the current terms of our facility. Our investments are predominantly long-term; therefore, if the Revolver matures without an extension or replacement, we could be forced to liquidate or otherwise dispose of assets at a time we would not ordinarily do so and/or at prices which we may not believe are reasonable. In addition, if the Revolver is not extended or replaced, we would need an additional source of funds to originate loans and grow. Our results of operations, prospects and financial condition could be negatively impacted if the Revolver is not extended or is extended with a significant increase in rate, fees or restrictions.

Turmoil in financial markets could increase our cost of borrowing and impede access to or increase the cost of financing our operations or investments.

To the extent credit and equity markets continue to experience significant disruption, many businesses will be unable to obtain financing on acceptable terms, if at all. In addition, when equity markets experience rapid and wide fluctuations in value, credit availability could diminish or disappear. During periods of credit and equity market disruptions, our cost of borrowing may increase and it may be more difficult or impossible to obtain financing on acceptable terms.

The market demand for structured loan transactions may not return to previous levels which would negatively affect our earnings and the potential for growth.

Continued unavailability of the asset-backed securities market to us has had, and could continue to have, an adverse effect on our financial condition and results of operations. Our long-term ability to grow may depend on our ability to sell asset-backed securities through structured loan transactions. In the current economic market, the availability of funds has been diminished and/or has become non-existent or the "spread" charged for funds has increased. In addition, political or geopolitical events could impact the availability and cost of capital.

A number of factors could impair our ability, or alter our decision, to complete a structured loan transaction. These factors include, but are not limited to:

- Investors in the type of asset-backed securities that we place are limited and may increase our cost of capital by widening the "spreads" (over a benchmark such as LIBOR or treasury rates) they require in order to begin purchasing these asset-backed securities again;
- A deterioration in the performance of our loans or the loans of our prior transactions (for example, higher than expected loan losses or delinquencies) may deter potential investors from purchasing our asset-backed securities assuming investor demand for our asset-backed securities returns;
- A deterioration in the operations or market perception of the limited service sector of the hospitality industry may deter potential investors from purchasing our asset-backed securities or lower the available rating from the rating agencies assuming investor demand for our asset-backed securities returns; and
- A change in the underlying criteria utilized by the rating agencies may cause transactions to receive lower ratings than previously issued thereby increasing the cost on our transactions.

Currently, a market for our type of securitization does not exist. Continued unavailability or an increased cost of this source of funds could have a material adverse effect on our financial condition and results of operations since working capital may not be available or available at acceptable "spreads" to fund future loan originations.

The market demand for secondary market sales may decline or be temporarily suspended.

The market for the sale of the government guaranteed portion of SBA 7(a) loans may diminish and/or the premiums, if any, achieved on selling loans into that market may be reduced which could have a material adverse effect on our ability to create availability under our Revolver and originate new loans. This market dislocation could be a result of decreased investor demand for asset-backed securities in general or loans to a particular industry and/or increased investor yield requirements.

Continuation of the unprecedented market volatility may have an impact on our access to capital markets.

The capital and credit markets have experienced volatility and disruption. The volatility and disruption reached unprecedented levels during 2008 including decreased liquidity to acquire the government guaranteed portion of loans which are typically sold into the secondary market. In addition, the capital markets tightened credit availability to companies without regard to their underlying financial strength. If recent levels of market disruption and volatility were to continue or deteoriorate, we may experience an adverse effect, which may be material, on our ability to access capital markets and on our financial condition and results of operations.

We use leverage to fund our capital needs which magnifies the effect of changing interest rates on our earnings.

We have borrowed funds and intend to borrow additional funds for our capital needs. Private lenders and the SBA have fixed dollar claims on our assets superior to the claims of the holders of our common shares. Leverage magnifies the effect that rising or falling interest rates have on our earnings. Any increase in the interest rate earned on investments in excess of the interest rate on the funds obtained from borrowings would cause our net income and earnings per share to increase more than they would without leverage, while any decrease in the interest rate earned by us on investments would cause net income and earnings per share to decline by a greater amount than they would without leverage. Leverage is thus generally considered a speculative investment technique.

<u>Investment Risks – General</u>

We have concentrations of investments which may negatively impact our financial condition and results of operations.

Substantially all of our revenue is generated from loans collateralized by hospitality properties. At December 31, 2010, our loans were 94% concentrated in the hospitality industry. Any economic factors that negatively impact the hospitality industry, including recessions, depressed commercial real estate markets, travel restrictions, bankruptcies or other political or geopolitical events, could have a material adverse effect on our financial condition and results of operations.

At December 31, 2010, 19.5% of our Retained Portfolio of loans and 20% of our Aggregate Portfolio of loans were collateralized by properties in Texas. No other state had a concentration of 10% or greater of our Retained

Portfolio or Aggregate Portfolio at December 31, 2010. A decline in economic conditions in any state in which we have a concentration of investments could have a material adverse effect on our financial condition and results of operations.

We have not loaned more than 10% of our assets to any single borrower; however, we have an affiliated group of obligors representing greater than 5% of our loans receivable (approximately 6%) at December 31, 2010. Any decline in the financial status of this group could have a material adverse effect on our financial condition and results of operations.

We are subject to prepayment risk on our loans receivable which could result in losses or reduced earnings and negatively affect our cash available for distribution to shareholders.

We experience prepayments on our loans receivable. Assuming capital availability, during decreasing interest rate environments and when competition is greater, prepayments of our fixed-rate loans have generally been re-loaned or committed to be re-loaned at lower interest rates than the prepaid loans receivable. For prepayments on variable-rate loans, if the spread we charge over LIBOR or the prime rate were to decrease, the lower interest rates we would receive on these new loans receivable would have an adverse effect on our results of operations and, depending upon the rate of future prepayments, may further impact our results of operations.

Changes in our business strategy or restructuring of our business may increase our costs or otherwise affect the profitability of our business.

As changes in our business environment occur, we may need to adjust our business strategies to meet these changes or we may otherwise find it necessary to restructure our operations. In addition, external events such as changes in macro-economic conditions may impair the value of our assets. If these changes or events occur, we may incur costs to change our business strategy and may need to write-down the value of our assets. We may also need to invest in new businesses that have short-term returns that are negative or low and whose ultimate business prospects are uncertain. In any of these events, our costs may increase, we may have significant charges associated with the write-down of assets or return on new investments may be lower than prior to the change in strategy or restructuring.

Our Board of Trust Managers may change operating policies and strategies without shareholder approval or prior notice and such change could harm our business and results of operations and the value of our common shares.

Our Board of Trust Managers has the authority to modify or waive our current operating policies and strategies, including PMC Commercial's election to operate as a REIT, without prior notice and without shareholder approval. We cannot predict the effect any changes to our current operating policies and strategies would have on our business, operating results and value of our common shares; however, the effect could be adverse.

We may not be able to successfully integrate new investments, which could decrease our profitability.

Our future business and financial performance may depend, in part, on our ability to grow through successfully integrating new investments. We may incur significant costs in the evaluation of new investment opportunities. Successfully integrating new investments puts pressure on our marketing and management resources and we may fail to invest sufficient funds to make it successful. If we are not successful in the integration of new investments, our results of operations could be materially adversely affected, our revenues could decrease and our profitability could decline.

Operating Risks

The occurrence of further adverse developments in the mortgage finance and credit markets may affect our business.

The mortgage industry is under enormous pressure due to numerous economic and industry related factors. Many companies operating in the mortgage sector have failed and others are facing serious operating and financial challenges. At the same time, many mortgage securities have been downgraded and delinquencies and credit performance of mortgage loans have deteriorated. We face significant challenges due to these adverse conditions in pricing and financing our mortgage assets. There can be no assurance that these conditions will stabilize or that they will not worsen. These adverse changes in the mortgage finance and credit markets may eliminate or reduce the availability of, or increase the cost of, significant sources of funding for us.

Economic slowdowns, negative political events and changes in the competitive environment have affected and could adversely affect future operating results.

Several factors impact the hospitality industry. Many of the businesses to which we have made, or will make, loans are susceptible to economic slowdowns or recessions. Generally, during economic downturns there may be reductions in business travel and consumers take fewer vacations. In addition, the environment for travel can be significantly affected by a variety of factors including adverse weather conditions or natural disasters, health concerns, international, political or military developments and terrorist attacks. If revenue for the limited service sector of the hospitality industry were to experience significant sustained reductions, the ability of our borrowers to meet their obligations could be impaired and loan losses could increase. Bankruptcies, recessions, or other political or geopolitical events could continue to negatively affect our borrowers. Our non-performing assets may increase during these periods. These conditions could lead to additional losses in our portfolio and a decrease in our interest income, net income and the value of our assets.

We believe the risks associated with our operations are more severe during periods of economic slowdown or recession. Declining real estate values may further reduce the level of new mortgage loan originations, since borrowers often use existing property value increases to support investment in additional properties.

Borrowers may also be less able to meet their debt service, property tax, insurance and/or franchise fee requirements if the commercial real estate market does not rebound. Furthermore, declining commercial real estate values significantly increase the likelihood that we will incur losses on our loans in the event of default because the value of our collateral may be insufficient to cover our exposure. Increased payment defaults, foreclosures and/or losses could adversely affect our results of operations, financial condition, liquidity, business prospects and our ability to make dividend distributions.

Many of our competitors have greater financial and managerial resources than us and are able to provide services that we are not able to provide (*i.e.,* depository services). As a result of these competitors' size and diversified income resources, they may be better able to withstand the impact of economic downturns.

There may be significant fluctuations in our quarterly results which may adversely affect our share price.

Our quarterly operating results fluctuate based on a number of factors, including, among others:

- Interest rate changes;
- Expenses related to REO or assets currently in the foreclosure process;
- The amount of non-performing loans;
- The volume and timing of loan originations and prepayments of our loans receivable;
- Recognition of premium, if any, on secondary market loan sales;
- The recognition of gains or losses on investments;
- The level of competition in our markets; and
- General economic conditions, especially those which affect the hospitality industry.

As a result of the above factors, quarterly results should not be relied upon as being indicative of performance in future quarters.

Establishing loan loss reserves entails significant judgment and may materially impact our results of operations.

We evaluate our loans for possible impairment on a quarterly basis. Our impairment analysis includes general and specific loan loss reserves. The determination of whether significant doubt exists and whether a specific loan loss reserve is necessary requires judgment and consideration of the facts and circumstances existing at the evaluation date. Our evaluation of the possible establishment of a specific loan loss reserve is based on, among other things, a review of our historical loss experience, the financial strength of any guarantors, adverse circumstances that may affect the ability of the borrower to repay interest and/or principal and, to the extent the payment of the loan appears impaired, the estimated fair value of the collateral. The estimated fair value of the collateral is determined by management based on the appraised value, tax assessed value and/or cash flows. Additionally, further changes to the facts and circumstances of the individual borrowers, the limited service hospitality industry and the economy may require the establishment of additional loan loss reserves and the effect to our results of operations may be material. If our judgments underlying the establishment of our loan loss reserves are not correct, our results of operations may be materially impacted.

At December 31, 2010 and 2009, we had loan loss reserves of $1,609,000 and $1,257,000, respectively, including general loan loss reserves of $1,100,000 and $650,000, respectively. Our provision for loan losses (excluding reductions of loan losses) as a percentage of our weighted average outstanding loans receivable (excluding SBA 7(a) loans receivable, subject to secured borrowings) was 0.46% and 0.57% during 2010 and 2009, respectively. To the extent one or several of our loans experience significant operating difficulties and we are forced to liquidate the loans, future losses may be substantial.

If we lower our dividend, the market value of our common shares may decline.

The level of our dividend is established by our Board of Trust Managers from time to time based on a variety of factors, including market conditions, actual and projected cash flows and REIT taxable income and maintenance of REIT status. Various factors could cause our Board of Trust Managers to decrease our dividend level, including continued credit market dislocations, terms of our Revolver covenants, additional borrower defaults resulting in a material reduction in our cash flows or material losses resulting from loan liquidations. If we lower our dividend, the market value of our common shares could be adversely affected.

We have risk and substantial expenses associated with holding and/or operating our REO.

Our REO is subject to a variety of risks including, but not limited to:

- We are dependent upon third-party managers to operate and manage our REO. As a REIT, PMC Commercial or its subsidiaries cannot directly operate hospitality properties;
- Our REO may be operated at a loss and such losses may be substantial;
- Our insurance coverage may not be sufficient to fully insure our businesses and assets from claims and/or liabilities, including environmental liabilities;
- We may be required to make significant capital improvements to maintain our REO;
- In conjunction with the operations of our REO, we are subject to numerous Federal and state laws and government regulations including environmental, occupational health and safety, state and local taxes and laws relating to access for disabled persons; and
- Under various laws and regulations, we may be considered liable for the costs of remediating or removing hazardous substances found on our property, regardless of whether we were responsible for its presence.

The ultimate costs may be material to our financial condition or results of operations.

We depend on our key personnel, and the loss of any of our key personnel could adversely affect our operations.

We depend on the diligence, experience and skill of our key personnel (executive officers) who provide management services for the selection, acquisition, structuring, monitoring and sale of our portfolio assets and the borrowings used to acquire these assets. The loss of any executive officer could harm our business, financial condition, cash flow and results of operations.

We operate in a highly regulated environment and subsequent changes could adversely affect our financial condition or results of operations.

As a company whose common shares are publicly traded, we are subject to the rules and regulations of the SEC. In addition, many of our operations are regulated by the SBA. Changes in laws that govern our entities may significantly affect our business. Laws and regulations may be changed from time to time, and the interpretations of the relevant laws and regulations are also subject to change. Any change in the laws or regulations governing our business could have a material impact on our financial condition or results of operations.

At any time, U.S. Federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. Any of those new laws or interpretations thereof may take effect retroactively and could adversely affect our financial condition or results of operations. The tax rate on both dividends and long-term capital gains for most non-corporate taxpayers to 15% has been reduced through 2012. This reduced maximum tax rate generally does not apply to ordinary REIT dividends, which continue to be subject to tax at the higher tax rates applicable to ordinary income (a maximum rate of 35%). However, the 15% maximum tax rate does apply to certain REIT distributions. This legislation may cause shares in non-REIT corporations to be a more attractive investment to individual investors than shares in REITs and may adversely affect the market price of our common shares.

REIT Related Risks

Failure to qualify as a REIT would subject PMC Commercial to U.S. Federal income tax.

If a company meets certain income and asset diversification and income distribution requirements under the Code, it can qualify as a REIT and be entitled to pass-through tax treatment. We would cease to qualify for pass-through tax treatment if we were unable to comply with these requirements. PMC Commercial is also subject to a non-deductible 4% excise tax (and, in certain cases, corporate level income tax) if we fail to make certain distributions. Failure to qualify as a REIT would subject us to Federal income tax as if we were an ordinary corporation, resulting in a substantial reduction in both our net assets and the amount of income available for distribution to our shareholders.

We believe that we have operated in a manner that allows us to qualify as a REIT under the Code and intend to continue to so operate. Although we believe that we are organized and operate as a REIT, no assurance can be given that we will continue to remain qualified as a REIT. Qualification as a REIT involves the application of technical and complex provisions of the Code for which there are limited judicial or administrative interpretations and involves the determination of various factual matters and circumstances not entirely within our control. In addition, no assurance can be given that new legislation, regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the Federal income tax consequences of such qualification.

In addition, compliance with the REIT qualification tests could restrict our ability to take advantage of attractive investment opportunities in non-qualifying assets, which would negatively affect the cash available for distribution to our shareholders.

If PMC Commercial fails to qualify as a REIT, we may, among other things:

- Not be allowed a deduction for distributions to our shareholders in computing our taxable income;
- Be subject to U.S. Federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates;
- Be subject to increased state and local taxes; and,
- Unless entitled to relief under certain statutory provisions, be disqualified from treatment as a REIT for the taxable year in which we lost our qualification and the four taxable years following the year during which we lost our qualification.

As a result of these factors, failure to qualify as a REIT could also impair our ability to expand our business and raise capital, substantially reduce the funds available for distribution to our shareholders and may reduce the market price of our common shares.

Ownership limitations associated with our REIT status may restrict change of control or business combination opportunities.

In order for PMC Commercial to qualify as a REIT, no more than 50% in value of our outstanding common shares may be owned, directly or indirectly, by five or fewer individuals during the last half of any calendar year. "Individuals" include natural persons, private foundations, some employee benefit plans and trusts, and some charitable trusts.

To preserve PMC Commercial's REIT status, our declaration of trust generally prohibits any shareholder from directly or indirectly owning more than 9.8% of any class or series of our outstanding common shares or preferred shares without specific waiver from our Board of Trust Managers. The ownership limitation could have the effect of discouraging a takeover or other transaction in which holders of our common shares might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests.

Failure to make required distributions to our shareholders would subject us to tax.

In order to qualify as a REIT, an entity generally must distribute to its shareholders, each taxable year, at least 90% of its taxable income, other than any net capital gain and excluding the non-distributed taxable income of taxable REIT subsidiaries. As a result, our shareholders receive periodic distributions from us. Such distributions are taxable as ordinary income to the extent that they are made out of current or accumulated earnings and profits. To the extent that a REIT satisfies the 90% distribution requirement, but distributes less than 100% of its taxable income, it will be subject to Federal corporate income tax on its undistributed income. In addition, the REIT will incur a 4% nondeductible excise tax on the amount, if any, by which its distributions in any calendar year are less than the sum of:

- 85% of its ordinary income for that year;
- 95% of its capital gain net income for that year; and
- 100% of its undistributed taxable income from prior years.

We have paid out, and intend to continue to pay out, our REIT taxable income to shareholders in a manner intended to satisfy the 90% distribution requirement and to avoid Federal corporate income tax.

Our taxable income may substantially exceed our net income as determined based on generally accepted accounting principles ("GAAP") because, for example, capital losses will be deducted in determining GAAP income, but may not be deductible in computing taxable income. In addition, we may invest in assets that generate taxable income in excess of economic income or in advance of the corresponding cash flow from the assets, referred to as excess non-cash income. Although some types of non-cash income are excluded in determining the 90% distribution requirement, we will incur Federal corporate income tax and the 4% excise tax with respect to any non-cash income items if we do not distribute those items on an annual basis. As a result of the foregoing, we may generate less cash flow than taxable income in a particular year. In that event, we may be required to use cash reserves, incur debt, or liquidate non-cash assets at rates or times that we regard as unfavorable in order to satisfy the distribution requirement and to avoid federal corporate income tax and the 4% excise tax in that year.

Our ownership of and relationship with our taxable REIT subsidiaries will be limited, and a failure to comply with the limits would jeopardize our REIT status and may result in the application of a 100% excise tax.

Subject to certain restrictions, a REIT may own up to 100% of the stock of one or more taxable REIT subsidiaries. A taxable REIT subsidiary may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary. A corporation of which a taxable REIT subsidiary directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a taxable REIT subsidiary. Overall, as of December 31, 2010, no more than 25% of the value of a REIT's assets may consist of stock or securities of one or more taxable REIT subsidiaries. A taxable REIT subsidiary generally will pay income tax at regular corporate rates on any taxable income that it earns. In addition, the taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a taxable REIT subsidiary and its parent REIT that are not conducted on an arm's-length basis.

Our taxable REIT subsidiaries are subject to normal corporate income taxes. We continuously monitor the value of our investments in taxable REIT subsidiaries for the purpose of ensuring compliance with the rule that no more than 25% of the value of our assets may consist of taxable REIT subsidiary stock and securities (which is applied at the end of each calendar quarter). The aggregate value of our taxable REIT subsidiary stock and securities is less than 25% of the value of our total assets (including our taxable REIT subsidiary stock and securities) as of December 31, 2010. In addition, we will scrutinize all of our transactions with our taxable REIT subsidiaries for the purpose of ensuring that they are entered into on arm's-length terms in order to avoid incurring the 100% excise tax described above. There are no distribution requirements applicable to the taxable REIT subsidiaries and after-tax earnings may be retained. There can be no assurance, however, that we will be able to comply with the 25% limitation on ownership of taxable REIT subsidiary stock and securities on an ongoing basis so as to maintain REIT status or to avoid application of the 100% excise tax imposed on certain non-arm's-length transactions.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

We lease office space for our corporate headquarters in Dallas, Texas under an operating lease which expires in October 2011.

Item 3. LEGAL PROCEEDINGS

We had significant outstanding claims against Arlington Hospitality, Inc.'s and its subsidiary Arlington Inns, Inc.'s (together "Arlington") bankruptcy estates. Arlington objected to our claims and initiated a complaint in the bankruptcy seeking, among other things, return of certain payments Arlington made pursuant to the property leases and the master lease agreement.

While confident a substantial portion of our claims would have been allowed and the claims against us would have been disallowed, due to the exorbitant cost of defense coupled with the likelihood of reduced available assets in the debtors' estates to pay claims, we executed an agreement with Arlington to settle our claims against Arlington and Arlington's claims against us. The settlement provides that Arlington will dismiss its claims seeking the return of certain payments made pursuant to the property leases and master lease agreement, and substantially reduces our claims against the Arlington estates. The settlement further provides for mutual releases among the parties. The Bankruptcy Court approved the settlement. Accordingly, there are no remaining assets or liabilities recorded in the accompanying consolidated financial statements related to this matter. However, the settlement will only become final upon the Bankruptcy Court's approval of Arlington's liquidation plan which was filed during the third quarter of 2007. Due to the complexity of the bankruptcy, we cannot estimate when, or if, the liquidation plan will be approved.

In the normal course of business we are periodically party to certain legal actions and proceedings involving matters that are generally incidental to our business (*i.e.,* collection of loans receivable). In management's opinion, the resolution of these legal actions and proceedings will not have a material adverse effect on our consolidated financial statements.

Item 4. RESERVED

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common shares are currently traded on the NYSE Amex under the symbol "PCC." The following table sets forth, for the periods indicated, the high and low sales prices as reported on the NYSE Amex and the regular dividends per share declared by us for each such period.

Quarter Ended	High	Low	Regular Dividends Per Share
December 31, 2010	$ 8.95	$ 8.10	$0.160
September 30, 2010	$ 9.19	$ 7.50	$0.160
June 30, 2010	$ 8.91	$ 7.25	$0.160
March 31, 2010	$ 8.00	$ 7.00	$0.160
December 31, 2009	$ 8.00	$ 7.02	$0.160
September 30, 2009	$ 7.70	$ 6.20	$0.160
June 30, 2009	$ 8.45	$ 5.35	$0.160
March 31, 2009	$ 8.46	$ 4.21	$0.225

On March 3, 2011, there were approximately 785 holders of record of our common shares, excluding stockholders whose shares were held by brokerage firms, depositories and other institutional firms in "street name" for their customers. The last reported sales price of our common shares on March 3, 2011 was $8.95.

Our shareholders are entitled to receive dividends when and as declared by our Board of Trust Managers (the "Board"). In determining dividend policy, our Board considers many factors including, but not limited to, actual and projected cash flows available for dividend distribution, expectations for future earnings, REIT taxable income and maintenance of REIT status, the economic environment, competition, our ability to obtain leverage and our loan portfolio performance. In order to maintain REIT status, PMC Commercial is required to pay out 90% of REIT taxable income. Consequently, the dividend rate on a quarterly basis will not necessarily correlate directly to any single factor such as REIT taxable income or earnings expectations.

Our Board maintained our quarterly dividend at $0.16 per share for the first quarter dividend to be paid in April 2011. We anticipate that the Board will adjust the dividend as needed, on a quarterly basis, thereafter.

We have certain covenants within our revolving credit facility that limit our ability to pay out returns of capital as part of our dividends. These restrictions have not historically limited the amount of dividends we have paid and management does not believe that they will restrict future dividend payments. See "Selected Financial Data" in Item 6, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" in Item 7 and "Financial Statements and Supplementary Data" in Item 8 for additional information concerning dividends.

We have not had any sales of unregistered securities during the last three years.

See Item 12 in this Form 10-K for information regarding our equity compensation plans.

Performance Graph

The following information in Item 5 is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 ("Exchange Act") or to the liabilities of Section 18 of the Exchange Act, and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except to the extent the Company specifically incorporates it by reference into such a filing.

The line graph below compares the percentage change in the cumulative total shareholder return on our common shares of beneficial interest with the cumulative total return of the Russell 2000 and our Peer Group which consists of all publicly traded mortgage REITs, mortgage-backed security REITs and specialty finance REITs listed on the NYSE, NYSE Amex and the NASDAQ on which coverage is provided by SNL Financial LP for the period from December 31, 2005 through December 31, 2010 assuming an investment of $100 on December 31, 2005 and the reinvestment of dividends. The share price performance shown on the graph is not necessarily indicative of future price performance.



Total Return Performance
160
140
120
100
80
60
Index Value
PMC Commercial Trust
Russell 2000
PMC Commercial Trust Peer Group
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10

	December 31,					
Index	**2005**	**2006**	**2007**	**2008**	**2009**	**2010**
PMC Commercial Trust	100.00	133.92	105.12	83.16	93.54	114.01
Russell 2000	100.00	118.37	116.51	77.15	98.11	124.46
PMC Commercial Trust Peer Group	100.00	142.35	114.28	75.09	95.35	118.59

Source: SNL Financial LC

Item 6. SELECTED FINANCIAL DATA

The following is a summary of our Selected Financial Data as of and for the five years in the period ended December 31, 2010. The following data should be read in conjunction with our consolidated financial statements and the notes thereto and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Form 10-K. The selected financial data presented below has been derived from our consolidated financial statements.

	Years Ended December 31,				
	2010	2009	2008	2007	2006
	(In thousands, except per share information)				
Total revenues (1)	$ 15,463	$ 16,267	$ 23,117	$ 27,295	$ 28,973
Total expenses (1)	$ 10,752	$ 10,377	$ 13,776	$ 14,717	$ 15,355
Income from continuing operations (1)	$ 4,842	$ 6,057	$ 9,022	$ 12,094	$ 13,532
Discontinued operations (2)	$ (545)	$ 704	$ 784	$ 1,041	$ 2,152
Net income	$ 4,297	$ 6,761	$ 9,806	$ 13,135	$ 15,684
Basic weighted average common shares outstanding	10,554	10,573	10,767	10,760	10,748
Basic and diluted earnings per common share:					
Income from continuing operations	$ 0.46	$ 0.57	$ 0.84	$ 1.12	$ 1.26
Net income	$ 0.41	$ 0.64	$ 0.91	$ 1.22	$ 1.46
Dividends declared, common	$ 6,756	$ 7,445	$ 10,908	$ 12,915	$ 13,975
Dividends per common share	$ 0.64	$ 0.705	$ 1.015	$ 1.20	$ 1.30

	At December 31,				
	2010 (4)	2009	2008	2007	2006
	(In thousands)				
Loans receivable, net (3)	$ 233,218	$ 196,642	$ 179,807	$ 165,969	$ 169,181
Retained Interests	$ 1,010	$ 12,527	$ 33,248	$ 48,616	$ 55,724
Total assets	$ 252,127	$ 228,243	$ 227,524	$ 231,420	$ 240,404
Debt	$ 92,969	$ 68,509	$ 61,814	$ 62,953	$ 68,509

(1) The decrease in total revenues and income from continuing operations is primarily due to declines in LIBOR. At December 31, 2010, 54% of our loans were based on LIBOR.

(2) We foreclosed on the underlying collateral of three hospitality properties during 2010 which are generating significant losses. We are currently marketing to sell these properties.

(3) Our loans receivable increased during 2009 primarily due to the consolidation of several previously off-balance sheet securitizations which reached their "clean-up" call option.

(4) Effective January 1, 2010, due to a change in accounting rules, we now consolidate the assets and liabilities of the QSPEs. In addition, effective January 1, 2010, due to a change in accounting rules, we are now required to permanently treat proceeds received from legally sold portions of loans pursuant to Secondary Market Loan Sales (those sold for excess spread or those sold for a 10% cash premium and excess spread) as secured borrowings for the life of the loan.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our Consolidated Financial Statements and the related notes that appear elsewhere in this document. For a more detailed description of the risks affecting our financial condition and results of operations, see "Risk Factors" in Item 1A of this Form 10-K.

Business Overview

We are primarily a commercial mortgage lender that originates loans to small businesses that are principally collateralized by first liens on the real estate of the related business. Our outstanding loans are predominantly (94% at December 31, 2010) to borrowers in the hospitality industry.

We are organized as a REIT. Our loan underwriting is consistent and, among other things, typically requires (1) significant equity investments by the borrower in the property, (2) personal guarantees from the borrower, (3) operating experience by the borrower and (4) evidence of adequate repayment ability. We do not originate any "higher-risk" loans such as option ARM products, junior lien mortgages, high loan-to-value ratio mortgages, interest only loans, subprime loans or loans with initial teaser rates. We also do not originate any residential loans.

Our business of originating loans is affected by general commercial real estate fundamentals and the overall economic environment. We have designed our strategy to be flexible so that we can adjust our loan activities in anticipation of, and in reaction to, changes in the commercial real estate capital and property markets and the overall economy as well as changes to the specific characteristics of the underlying real estate assets that serve as collateral for the majority of our investments.

As a result of the continued economic uncertainty for commercial mortgage lenders, we are focusing our origination efforts on SBA 7(a) loans which require less capital due to the ability to sell the government guaranteed portion of such loans. We utilize the SBA 7(a) program to originate small business loans, primarily secured by real estate, and then sell the government guaranteed portion to investors.

EXECUTIVE SUMMARY

General

We are a commercial finance company that specializes in lending to the limited service hospitality industry. In general, both the commercial finance and hospitality industries experienced turbulence during 2009 and 2010. We believe the economic environment is complicated and risky and will continue to present challenges to us and our industry.

We believe that our commercial lending business has strong long-term fundamentals. However, due to these economic conditions, we have experienced the following:

- Loan origination limitations due to availability of liquidity;
- Reduced operating margins due to lack of economies of scale;
- Limited access to capital, and if such capital is available, at increased costs;
- An increase in non-accrual loans;
- An increase in REO and foreclosure proceedings;
- An increase in the holding period related to REO with a corresponding increase in expenses related to these assets;
- An increase in loan loss reserves and asset impairments;
- An inability to engage in structured loan transactions; and
- Reduced cash available for distribution to shareholders, particularly as our portfolio yield was reduced by lower variable interest rates, scheduled maturities, prepayments and non-performing loans.

We seek to position ourselves to be able to take advantage of opportunities once market conditions improve and to maximize shareholder value over time. To do this, we will continue to focus on:

- Paying dividends to our shareholders;
- Originating quality assets and earning interest and fees;

- Enhancing cash flows from our investment portfolio;
- Increasing our volume of SBA 7(a) loan originations;
- Repositioning and marketing of non-performing assets;
- Exploring alternative financing sources; and
- Exploring alternative strategic activities.

We believe that these are the appropriate steps to position us for long-term growth.

General Economic Environment

Commercial Real Estate and Lodging Industry

Economic conditions have subjected many of our borrowers to financial stress/distress. The operations of the limited service hospitality properties collateralizing our loans were negatively impacted by the recent recessionary economic environment. As a result, we are experiencing a significant number of issues related to our borrowers including payment delinquencies, slow pays, insufficient funds payments, non-payment or lack of timely payment of real estate taxes and franchise fees, requests for payment deferrals, lack of cash flow for franchise required improvements or maintenance issues jeopardizing continuation of franchises, terminating franchises, conversion to lesser franchises, deterioration of the physical property (our collateral), and declining property values. As such, our litigation and foreclosure activity and related costs have increased.

There has been an increase in mortgage defaults and foreclosures in the broader commercial real estate market and these defaults may continue. This increase is due in part to credit market turmoil and declining property cash flows and property values. In addition, when foreclosures on commercial real estate properties increase, the property values typically decline even further as supply exceeds demand. We have experienced an increase in litigation (including borrowers who have filed for bankruptcy reorganization) and foreclosure activity. In conjunction with this increase in foreclosure activity, we have experienced, and will likely continue to experience, an increase in expenses, including general and administrative, provision for loan losses and impairment losses. Further, our ability to sell our REO and the prices we receive on sale are affected by many factors, including but not limited to, the number of potential buyers, the number of competing properties on the market and other market conditions. As a result of the challenging economic conditions, our holding periods for our REO have increased.

Historically, we have not experienced significant losses on real estate secured loans due to our borrowers' equity in their properties, the value of the underlying collateral, the cash flows from operations of the businesses and other factors, such as having recourse to the guarantors. However, if the economy or the commercial real estate market does not continue to improve, we could experience an increase in credit losses. In addition, due to the prolonged economic downturn and the current economic environment, we believe that in general, our borrowers' equity in their properties has been eroded and may further erode which may result in an increase in foreclosure activity and credit losses. As a result, we increased both our general and specific loan loss reserves. Additional changes to the facts and circumstances of the individual borrowers, the limited service hospitality industry and the economy may require the establishment of significant additional loan loss reserves and the effect on our results of operations and financial condition may be material.

Liquidity

At this time, we are uncertain as to how long the lack of long-term liquidity will remain and what shape the economy will take in the future. As a result of the prolonged downturn in real estate markets, the availability of capital for providers of real estate financing was severely restricted. As a result, capital providers (including banks and insurance companies) substantially reduced the availability and increased the cost of debt capital for many companies originating commercial mortgages. These challenges continue to impact our ability to fully utilize our lending platform and have reduced yields on our assets as interest rates declined and remained at low levels.

Banks and other lending institutions have tightened lending standards and restricted credit to long-term real estate lenders as they rebuilt their capital bases. The structured credit markets, including the asset-backed securities ("ABS") markets, were severely curtailed. While delinquencies in the commercial real estate markets remained low during 2008, the lack of liquidity in ABS, commercial mortgage-backed securities ("CMBS") and other commercial mortgage markets negatively impacted commercial real estate sales and financing activity during 2009 and 2010. While we believe these conditions are temporary and the commercial real estate market fundamentals will return over the long-term, we are unable to predict how long these conditions will continue and what long-term impact this will have on the market.

A major part of our business plan was to originate loans and then sell those loans through privately-placed structured loan transactions while retaining residual interests in the loans sold by retaining a subordinate financial interest. This was successful and allowed us to grow our portfolio of serviced loans to approximately $500 million during 2004. While we believe that a portion of our retained portfolio of loans could be used as collateral for a securitization, a market for our type of securitization may not be available at terms which are acceptable to us in the future.

We currently are targeting 2011 SBA 7(a) loan origination volume of between $40 million and $50 million. We anticipate net funding needs for these originations to be between $8 million and $11 million during 2011 after sale of the guaranteed portion of the loans. Our current credit facility is anticipated to be sufficient to allow us to fund our anticipated loan originations.

Lodging Industry Trends

The lodging industry experienced declining demand over the past few years. With the onset of the recession, all forms of travel accommodations experienced revenue decreases as consumer spending dropped and revenue per available room ("RevPAR") reduced by 13.7% during the three year period ended December 31, 2010 according to statistics compiled by Smith Travel Research ("STR"). Part of the reduction in RevPAR was caused by an increase in hotel room supply during that period.

Lodging demand in the United States generally appears to correlate to changes in U.S. GDP. The hospitality industry including the limited service hospitality segment experienced reduced RevPAR, occupancy and average daily room rates ("ADRs"). Leading lodging industry analysts, including PricewaterhouseCoopers LLP, have noted the following:

- Economic growth is expected to slowly accelerate during 2011;
- Occupancy levels and average daily room rates are expected to increase during 2011 due to increasing demand; and
- RevPAR is expected to increase during 2011.

We are hopeful that the expectation of economic growth, due primarily to an anticipated increase in consumer spending and an anticipated sharp increase in business spending, will benefit the recovery of the hospitality industry. Researchers from STR anticipate that the current economic recovery and suppressed construction activity for new hotels will support a 7.4% increase in RevPAR during 2011.

While occupancy levels, average daily room rates and RevPAR are expected to increase during 2011; they are not expected to reach levels attained during 2007.

Strategic Alternatives

The current credit and capital market environment remains unstable for commercial real estate lenders. While we continue to explore and evaluate strategic opportunities, our primary focus is on maximizing the value of our current investment portfolio and business strategy and exploring opportunities for alternative liquidity sources.

SBA 7(a) Program and Regulatory Environment

We continue to focus on the origination of SBA 7(a) loans which require less capital due to the ability to sell the government guaranteed portion of such loans. We utilize the SBA 7(a) program to originate small business loans, primarily secured by real estate, and then sell the government guaranteed portion to investors.

Commencing in February 2009, legislative provisions were passed which provided the SBA with temporary funding to eliminate fees on SBA 7(a) loans and provided increased SBA guarantee percentages on SBA 7(a) loans for up to 90% on certain loans. In addition, legislation was passed in September 2010 that contained provisions to allow the SBA to support larger loans and provide more financing options to a larger segment of small businesses including permanently increasing the 7(a) loan limit from $2 million to $5 million.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Act"), passed in July 2010, provides new regulations and oversight of the financial services industry. While all provisions of the Act have not been finalized for implementation, we do not believe the Act will have a material impact on us.

Secondary Market Loan Sales

General

During 2010, we sold $28.4 million of the guaranteed portion of SBA 7(a) Program loans. Loans were sold for (1) cash premiums and 100 basis points (1%) (the minimum spread required to be retained pursuant to SBA regulations) as the servicing spread on the sold portion of the loan, (2) future servicing spreads averaging 438 basis points (including the 100 basis points required to be retained) and no cash premiums, or (3) future servicing spreads averaging 168 basis points (including the 100 basis points required to be retained) and cash premiums of 10% (*i.e.*, "hybrid loan sales"). As a result of the new accounting rules regarding sale treatment for selling the guaranteed portion of our SBA 7(a) loans, during 2010, no gain was recognized at the time of sale for any of these loans.

Even though recognition of premium income is deferred as a result, management believes the best economic opportunity was to forego the up-front cash premiums in lieu of significant future servicing spread or to sell the loan for an up-front cash premium and lesser future servicing spread (than if the loan was sold solely for future servicing spread). On these loan sales, we receive a spread between the interest rate due to us from our borrowers and the rate payable to the purchasers of the guaranteed portions of the loans.

Cash Premium Loan Sales

For the 2010 loan sales where we received cash premiums and the minimum servicing spread of 1%, sale treatment will occur after all contingencies have been satisfied which should occur 90 to 120 days after the proceeds were received. We recorded $709,000 in gains on sale during 2010 relating to these loans sales (reflected as premium income included in other income in our consolidated income statements). Once gains are recorded, there is no significant difference between the old and new accounting rules for these sales. During February 2011, the SBA rescinded the contingency period; therefore, there will be no deferral of gain recognition on these sales after that date.

Servicing Spread Loan Sales

For tax purposes, since all Secondary Market Loan Sales are legal sales, we are required to record gains based on present value cash flow techniques consistent with the book accounting treatment utilized until January 1, 2010. Consequently, for tax purposes, we had gains of $681,000 during 2010 related to sales of loans solely for excess spread but will not recognize any gains for book purposes. Instead, we will record book income as we receive the average 438 basis point spread as we service the sold portion of the loan. There can be no assurance that the loans will remain outstanding until maturity. However, management believes that the discounted present value of the future servicing spreads will be greater than the cash premiums we would have received since we expect the income received on the sold portion over the life of the loans (and the future incremental cash flows) to exceed the foregone cash premiums.

Hybrid Loan Sales

For tax purposes, we had gains of $1,758,000 during 2010 related to hybrid loan sales but will not recognize gain for book purposes. For book purposes, the cash premium is amortized as a reduction of interest expense over the life of the loan using the interest method. We record income as we receive the average 168 basis point excess spread as we service the sold portion of the loan. Management believes that the discounted present value of the future servicing spreads will be greater than the foregone cash premiums we would have received since we expect the income received on the sold portion over the life of the loans (and the future incremental cash flows) to exceed the foregone cash premiums.

In summary, our Secondary Market Loan Sales were as follows during 2010:

Type of Sale	Principal Sold	Premium Received	Gain Upon Sale	
			Book	Tax
Cash premium........	$ 7,736,000	$ 758,000	$ 709,000	$ 817,000
Servicing spread......	6,188,000	-	-	681,000
Hybrid................	14,521,000	1,452,000	-	1,758,000
	$ 28,445,000	$ 2,210,000	$ 709,000	$ 3,256,000

The following highlights the difference between selling a loan for cash premium versus selling a loan for future excess spread versus selling a loan for a cash premium and future excess spread:

	Cash Premium	Servicing Spread	Hybrid
Loan amount..	$ 1,000,000	$ 1,000,000	$ 1,000,000
Guaranteed portion of total loan........................	90.00%	90.00%	90.00%
Guaranteed loan amount.................................	$ 900,000	$ 900,000	$ 900,000
Rate paid by borrower...................................	6.00%	6.00%	6.00%
Rate paid to purchaser...................................	5.00%	1.75%	4.50%
Total spread on sold portion of loan..................	1.00%	4.25%	1.50%
Premium percentage......................................	11.00%	-	10.00%
Proceeds from sale.......................................	$ 999,000	$ 900,000	$ 990,000
Premium received...	$ 99,000	$ -	$ 90,000
Future servicing spread:			
Estimated cash flow - Year 1.........................	$ 8,900	$ 37,900	$ 13,400
Estimated cash flow - Initial 5 years................	$ 42,900	$ 182,300	$ 64,300
Total cash from sale at the end of 5 years (1).........	$ 1,041,900	$ 1,081,900	$ 1,054,300

(1) Does not include the cash flow from the retained portion of the loan.

LOAN PORTFOLIO INFORMATION AND STATISTICS

General

Loans funded during 2010 and 2009 were $38.4 million and $30.4 million, respectively. Depending on liquidity, we anticipate loan fundings to be between $40 million and $50 million during 2011. At December 31, 2010 and 2009, our outstanding commitments to fund new loans were $16.5 million and $20.7 million, respectively. The majority of our commitments are for variable-rate SBA 7(a) loans which provide an interest rate match with our present sources of funds and these loans also provide an SBA guarantee for 75% to 90% of the loan amount.

We continue to actively monitor and manage our potential problem loans. In certain instances, where it is likely to maximize our return, we will consider restructuring loans. As we continue to pursue ways of improving our overall recovery and repayment on these loans, we may experience reductions in net investment income and cash flow. Bank and CMBS financing became less available as a source of refinancing for our borrowers, which slowed the pace of prepayments by our borrowers and also created new lending opportunities for us. Liquidity for commercial properties including hospitality properties remains limited since banks are hesitant to lend and the securitization market for commercial real estate assets has been limited.

Loan Activity

In addition to our Retained Portfolio of $234.9 million at December 31, 2010, we service $49.5 million of aggregate principal balance remaining on Secondary Market Loan Sales. In addition, due to a change in accounting rules, beginning January 1, 2010, the aggregate principal balance remaining on loans that were sold in structured loan sale transactions were consolidated and included in our Retained Portfolio. Since we retain a residual interest in the cash flows from our sold loans, the performance of these loans impacts our profitability and our cash available for dividend distributions. Therefore, we provide information on both our Retained Portfolio and our Aggregate Portfolio.

Information on our Aggregate Portfolio, including prepayment trends, was as follows:

	December 31,				
	2010	2009	2008	2007	2006
	(Dollars in thousands)				
Aggregate Portfolio (1).....	$284,451	$273,687	$275,530	$326,368	$397,567
Loans funded................	$38,440	$30,435	$34,587	$33,756	$51,686
Prepayments (2).............	$10,830	$12,795	$68,556	$84,137	$91,710
% Prepayments (3)..........	4.0%	4.6%	21.0%	21.2%	20.5%

(1) Portfolio outstanding before loan loss reserves and deferred commitment fees.
(2) Does not include balloon maturities of SBA 504 program loans.
(3) Represents prepayments as a percentage of our Aggregate Portfolio outstanding as of the beginning of the applicable year.

Market Interest Rates

The net interest margin for our leveraged portfolio is dependent upon the difference between the cost of our borrowed funds and the rate at which we invest these funds (the "net interest spread"). The interest rate yield curve combined with increased competition caused margin compression (*i.e.,* the margins we receive between the interest rate we charge our borrowers and the interest rate we are charged by our lenders have compressed). The margin compression lowers our profitability and may have an impact on our ability to maintain our dividend at the current or anticipated amounts.

On our variable-rate loans, we charge a spread over a base rate, either LIBOR or the prime rate which is set on the first day of each quarter. For the first quarter of 2011, the LIBOR and prime rates are 0.30% and 3.25%, respectively. Historically, the base rates were as follows:

	2010	2009	2008
LIBOR			
First Quarter........	0.25%	1.44%	4.73%
Second Quarter.....	0.29%	1.21%	2.70%
Third Quarter.......	0.53%	0.60%	2.79%
Fourth Quarter......	0.29%	0.29%	3.88%
Average..............	*0.34%*	*0.88%*	*3.53%*
Prime Rate			
First Quarter........	3.25%	3.25%	7.25%
Second Quarter.....	3.25%	3.25%	5.25%
Third Quarter.......	3.25%	3.25%	5.00%
Fourth Quarter......	3.25%	3.25%	5.00%
Average..............	*3.25%*	*3.25%*	*5.63%*

Most of our retained loans ($170.0 million) and our debt ($73.1 million) are based on LIBOR or the prime rate. On the net difference of $96.9 million between our variable-rate loans and debt, interest rate changes will have an impact on our future earnings.

Retained Loan Portfolio Rollforwards

The following table summarizes our loan activity for the five-year period ended December 31, 2010:

	Years Ended December 31,				
	2010	2009	2008	2007	2006
			(In thousands)		
Loans receivable, net - beginning of year	$ 196,642	$ 179,807	$ 165,969	$ 169,181	$ 157,574
Loans originated (1)	69,701	62,998	55,950	44,419	71,530
Principal reductions (1)	(28,691)	(39,636)	(42,026)	(42,615)	(55,955)
Loans transferred to REO (2)	(4,040)	(4,948)	-	(4,917)	(3,730)
Other adjustments (3)	(394)	(1,579)	(86)	(99)	(238)
Loans receivable, net - end of year	$ 233,218	$ 196,642	$ 179,807	$ 165,969	$ 169,181

(1) See detailed information below.
(2) Loans on which the collateral was foreclosed upon and the assets were subsequently classified as REO.
(3) Represents the net change in loan loss reserves, discounts and deferred commitment fees.

Detailed information on our loans originated and principal reductions for the five-year period ended December 31, 2010 was as follows:

	Years Ended December 31,				
	2010	2009	2008	2007	2006
			(In thousands)		
Loans Originated:					
Loans Funded:					
Commercial mortgage loans	$ 4,908	$ 2,425	$ 19,739	$ 28,416	$ 36,855
SBA 7(a) Program loans	33,532	28,010	10,971	2,888	8,537
SBA 504 program loans (1)	-	-	3,877	2,452	6,294
Total loans funded	38,440	30,435	34,587	33,756	51,686
Non-cash Loan Originations:					
2003 Joint Venture (2)	-	19,993	-	-	-
2002 Joint Venture (3)	-	12,570	-	-	-
2001 Joint Venture (3)	-	-	13,760	-	-
2000 Joint Venture (4)	22,912	-	-	-	-
1999 Partnership (3)	-	-	7,603	-	-
1998 Partnership (4)	5,024	-	-	-	-
Loans originated to facilitate the sales of REO and hotel properties	3,325	-	-	10,663	19,844
Total loans originated	$ 69,701	$ 62,998	$ 55,950	$ 44,419	$ 71,530
Principal Reductions (5):					
Prepayments	$ 9,716	$ 5,600	$ 27,938	$ 26,549	$ 40,686
Proceeds from the sale of SBA 7(a) guaranteed loans	7,692	24,996	4,059	1,971	6,373
Scheduled principal payments	11,283	9,040	5,330	6,010	6,554
Balloon maturities of SBA 504 program loans	-	-	4,699	8,085	2,342
Total principal reductions	$ 28,691	$ 39,636	$ 42,026	$ 42,615	$ 55,955

(1) Represents second mortgages originated through the SBA 504 Program which are repaid by certified development companies.

(2) We attained, but did not exercise, our "clean-up call" provisions resulting in loans which were previously off-balance sheet being included in our Retained Portfolio.

(3) We exercised our "clean-up call" provisions resulting in loans which were previously off-balance sheet being included in our Retained Portfolio.

(4) Due to a change in accounting rules effective January 1, 2010, the 2000 Joint Venture and the 1998 Partnership were consolidated and included in our Retained Portfolio.

(5) Does not include principal reductions for loans transferred to REO.

Prepayment Activity

The timing and volume of our prepayment activity for both our variable and fixed-rate loans fluctuate and are impacted by numerous factors including the following:

- The competitive lending environment (*i.e.*, availability of alternative financing);
- The current and anticipated interest rate environment;
- The market value of, and ability to sell, limited service hospitality properties; and
- The amount of the prepayment fee and the length of prepayment prohibition, if any.

It is difficult for us to accurately predict the volume or timing of prepayments since the factors listed above are not all-inclusive and changes in one factor are not isolated from changes in another which might magnify or counteract the rate or volume of prepayment activity.

When loans receivable are repaid prior to their maturity, we may receive prepayment fees. Prepayment fees result in one-time increases in our income. In general, the proceeds from the prepayments we receive are either used to repay debt, invested initially in temporary investments or if related to our SBICs held for use in their operations. In addition, loans originated under the SBA 7(a) program do not have prepayment fees which are retained by us.

PORTFOLIO QUALITY

At December 31, 2010 and 2009, we had loan loss reserves of $1,609,000 and $1,257,000, respectively, including general loan loss reserves of $1,100,000 and $650,000, respectively. Our provision for loan losses (excluding reductions of loan losses) as a percentage of our weighted average outstanding loans receivable (excluding our SBA 7(a) loans receivable, subject to secured borrowings since the SBA has guaranteed payment of the principal) was 0.46% and 0.57% during 2010 and 2009, respectively. To the extent one or several of our loans experience significant operating difficulties and we are forced to liquidate the loans, future losses may be substantial.

During the five-year period ended December 31, 2010, our aggregate provision for loan losses, net, was $2.3 million or 25 basis points per year based on the five-year average of our loans receivable, excluding SBA 7(a) loans receivable, subject to secured borrowings. Our total loan loss reserves and general loan loss reserves as a percentage of our outstanding portfolio, excluding SBA 7(a) loans receivable, subject to secured borrowings, were 73 basis points and 50 basis points, respectively, at December 31, 2010.

The following table represents an aging of our loans receivable at December 31, 2010. This table does not include our SBA 7(a) loans receivable, subject to secured borrowings since the SBA has guaranteed payment of the principal.

Category	Totals		Commercial Mortgage Loans		SBA 7(a) Loans	
			(Dollars in thousands)			
Current (1)	$ 196,539	91.6%	$ 178,592	91.2%	$ 17,947	96.1%
Between 30 and 59 days delinquent	4,877	2.3%	4,664	2.4%	213	1.1%
Between 60 and 89 days delinquent	5,576	2.6%	5,253	2.7%	323	1.7%
Over 89 days delinquent (2)	7,549	3.5%	7,359	3.8%	190	1.0%
	$ 214,541	100.0%	$ 195,868	100.0%	$ 18,673	100.0%

(1) *Includes $9.0 million of loans which are current under agreements which provide for interest only payments during a short period of time (not more than six months remaining) in exchange for additional collateral. Of this, $7.2 million relates to an affiliated group of obligors representing approximately 6% of our loans receivable at December 31, 2010.*

(2) *Includes $6.3 million of loans on which the borrowers have filed for Chapter 11 Bankruptcy. We are classified as a secured creditor in the bankruptcy proceedings. In addition, the collateral underlying $1.1 million of loans included in the over 89 days delinquent category are in the foreclosure process.*

The year of origination for our loans receivable (excluding our SBA 7(a) loans receivable, subject to secured borrowings since the SBA has guaranteed payment of the principal) were as follows:

Year of Origination	Totals		Commercial Mortgage Loans		SBA 7(a) Loans	
			(Dollars in thousands)			
1991 to 1999	$ 36,405	17.0%	$ 35,057	17.9%	$ 1,348	7.2%
2000 to 2004	56,497	26.3%	53,739	27.4%	2,758	14.8%
2005 to 2007	79,118	36.9%	77,773	39.7%	1,345	7.2%
2008 to 2010	42,521	19.8%	29,299	15.0%	13,222	70.8%
	$ 214,541	100.0%	$ 195,868	100.0%	$ 18,673	100.0%

We consider loan origination dates to be a credit quality indicator of our portfolio. Loans originated from 1991 to 1999 are heavily seasoned; thus typically representing a smaller risk in terms of loss upon liquidation due to paydowns of principal. For loans originated during 2005 to 2007, the businesses collateralizing these loans (within a short period of time following closing of the loans) were subject to extreme conditions including a recession and resulting decrease in property values and performance. Industry performance, while improving, has not yet reached pre-recession levels. The majority of our loan receivable which were over 89 days delinquent at December 31, 2010 were originated from 2005 to 2007.

Our policy with respect to loans which are in arrears as to interest payments for a period of 60 days or more is generally to discontinue the accrual of interest income. To the extent collection of a loan becomes unlikely, we will deliver a default notice and begin foreclosure and liquidation proceedings when we determine that pursuit of these remedies is the most appropriate course of action.

Management closely monitors our loans which require evaluation for loan loss reserves based on specific identification which are classified into three categories: Doubtful, Substandard and Other Assets Especially Mentioned ("OAEM") (together "Specific Identification Loans"). Loans classified as Doubtful are generally loans which are not complying with their contractual terms, the collection of the balance of the principal is considered impaired and on which the fair value of the collateral is less than the remaining unamortized principal balance. These loans are typically placed on non-accrual status and are generally in the foreclosure process. Loans classified as Substandard are generally those loans that are either not complying or had previously not complied with their contractual terms and have other credit weaknesses which may make payment default or principal exposure likely but not yet certain. Loans classified as OAEM are generally loans for which the credit quality of the borrowers has temporarily deteriorated. Typically the borrowers are current on their payments; however, they may be delinquent on their property taxes, insurance, or franchise fees. In addition, included in OAEM are loans for which the borrowers have filed for Chapter 11 Bankruptcy and we are classified as a secured creditor in the bankruptcy proceedings. Until bankruptcy plans are confirmed, the loans are typically delinquent.

Management has classified our loans receivable (excluding our SBA 7(a) loans receivable, subject to secured borrowings since the SBA has guaranteed payment of the principal) as follows (balances represent our investment in the loans prior to loan loss reserves and deferred commitment fees):

	December 31,							
	2010						2009	
	Totals	%	Commercial Mortgage Loans	%	SBA 7(a) Loans	%	Amount	%
	(Dollars in thousands)							
Satisfactory.....	$ 187,630	87.5%	$ 169,880	86.7%	$ 17,750	95.1%	$ 177,130	89.3%
OAEM..........	16,886	7.9%	16,872	8.6%	14	0.1%	17,593	8.9%
Substandard....	9,113	4.2%	8,469	4.3%	644	3.4%	443	0.2%
Doubtful........	912	0.4%	647	0.3%	265	1.4%	3,081	1.6%
	$ 214,541	100.0%	$ 195,868	100.0%	$ 18,673	100.0%	$ 198,247	100.0%

We begin foreclosure and liquidation proceedings when we determine the pursuit of these remedies is the most appropriate course of action. Foreclosure and bankruptcy are complex and sometimes lengthy processes that are subject to Federal and state laws and regulations.

Our foreclosure activity has increased. In January 2010, we sold an asset acquired through foreclosure for gross cash proceeds of $2,500,000 and recorded a gain of $76,000. In March 2010, we sold an asset acquired through foreclosure for $2,275,000 and financed the sale. During May 2010, we acquired an asset through deed in lieu of foreclosure, sold it for $1,125,000 and financed $1,050,000 of the sales price. No gains or losses were recorded on these transactions.

During June 2010, the 2003 Joint Venture acquired a full service hospitality property through foreclosure. At December 31, 2010, the estimated fair value of the property, as reduced for costs of selling, was estimated to be $1.0 million. During October 2010, our SBA 7(a) subsidiary acquired two limited service hospitality properties through foreclosure. We are currently marketing to sell these three properties and anticipate that we will operate the properties through a third-party management company until they can be sold.

We are currently in the process of foreclosure proceedings on several properties collateralizing our loans. Historically, subsequent to commencement of the foreclosure process, many borrowers brought their loans current;

thus, we stopped the foreclosure process. However, in general, we believe that our borrowers' equity in their properties has eroded and may further erode which may result in an increase in foreclosure activity and credit losses. Borrowers have the option of seeking Federal bankruptcy protection which could delay the foreclosure process. In conjunction with the bankruptcy process, the terms of the loan agreement may be modified. Typically, delays in the foreclosure process will have a negative impact on our results of operations and/or financial condition due to direct and indirect costs incurred and possible deterioration of the collateral. It is difficult to determine what impact the current market disruptions will have on our borrowers whose collateral is in the process of foreclosure and the borrowers' ability to become current on their loans.

Properties being foreclosed upon typically have deteriorated both physically (requiring certain repairs and maintenance and discretionary capital spending) and in its market (*i.e.,* issues with the properties' vendors and reputation requiring rebuilding of its customer and vendor bases). To the extent properties are acquired through foreclosure, we will incur holding costs including, but not limited to, taxes, legal fees and insurance. In many cases, (1) cash flows have been reduced such that expenses exceed revenues and (2) franchise issues must be addressed (*i.e.,* quality and brand standards and non-payment of franchise fees). Notwithstanding the foregoing, we believe that in most cases it is prudent to continue to have the business operate until it can be sold because of a property's increased marketability as an operating entity compared to non-operating (demonstrated historically through our sales efforts and from information received from third-party brokers). We will hire third-party management companies to operate the properties until they are sold.

In connection with the sale of our REO, we may finance a portion of the purchase price of the property. These loans will typically bear market rates of interest. While these loans are evaluated using the same methodology as our loans receivable, certain lending criteria may not be able to be achieved.

Our non-accrual loans at December 31, 2010 total $12,275,000. Of this, $6,289,000 represents loans collateralized by five hospitality properties which are involved in Chapter 11 Bankruptcy proceedings in which we are classified as a secured creditor. The estimated market value of the collateral securing these properties exceeds the carrying value of these loans.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and our results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Our management has discussed the development and selection of these critical accounting policies and estimates with the audit committee of our Board of Trust Managers, and the audit committee has reviewed the disclosures relating to these policies and estimates included in this annual report.

We believe the following critical accounting considerations and significant accounting policies represent our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Determination of Loan Loss Reserves

We evaluate our loans for possible impairment on a quarterly basis. Our impairment analysis includes general and specific loan loss reserves. The determination of whether significant doubt exists and whether a specific loan loss reserve is necessary requires judgment and consideration of the facts and circumstances existing at the evaluation date. Our evaluation of the possible establishment of a specific loan loss reserve is based on, among other things, a review of our historical loss experience, the financial strength of any guarantors, adverse circumstances that may affect the ability of the borrower to repay interest and/or principal and, to the extent the payment of the loan appears impaired, the estimated fair value of the collateral. The estimated fair value of the collateral is determined by management based on the appraised value, tax assessed value and/or cash flows.

We have a quarterly review process to identify and evaluate potential exposure to loan losses. Loans that require specific identification review are identified based on one or more negative characteristics including, but not limited to, non-payment or lack of timely payment of interest and/or principal, non-payment or lack of timely payment of property taxes for an extended period of time, insurance defaults and/or franchise defaults. For each specifically identified loan, an evaluation is prepared to identify the exposure to loss. The specific identification evaluation begins with an estimation of underlying collateral values using appraisals, broker price opinions, tax assessed value and/or revenue analysis. Appraisals are ordered on a case-by-case basis when management believes that the economics of the property warrant that a current appraisal be performed. We generally obtain FIRREA appraisals from certified appraisers from national companies. Management uses appraisals as tools in conjunction with other determinants of collateral value as described above to estimate collateral values, not as the sole determinant of value due to the current economic environment. The property valuation takes into consideration current information on property values in general and value changes in commercial real estate and/or hospitality properties. The probability of liquidation is then determined based on many factors and is unique to each individual loan. These probability determinations include macroeconomic factors, the location of the property and economic environment where the property is located, industry specific factors relating primarily to the hospitality industry (and further to the limited service segment of the hospitality industry), our historical experience with similar borrowers and/or individual borrower or collateral characteristics, and in certain circumstances, the strength of the guarantors. The liquidation probability is then applied to the specifically identified exposure to loss (the difference between our outstanding loan balance and the estimated net realizable value) to establish the specifically identified reserve for that loan.

The general loan loss reserve is established when available information indicates that it is probable a loss has occurred in the portfolio and the amount of the loss can be reasonably estimated. Significant judgment is required in determining the general loan loss reserve, including estimates of the likelihood of default and the estimated fair value of the collateral. Our general loan loss reserve was initially established on December 31, 2008 in response to the overall portfolio performance trends and economic conditions in order to adequately reserve for all loans (including performing loans and the portion of specifically identified loans for which probability of liquidation of less than 100% was utilized). The general loan loss reserve includes those loans which may have negative characteristics which have not yet become known to us and for probable future increases in liquidation probabilities as loans deteriorate. The general loan loss reserve uses a consistent methodology to determine a loss percentage to be applied to outstanding loan balances. These loss percentages are based on many factors, primarily cumulative and recent loss history, general economic conditions and more specifically current trends in the limited service hospitality industry.

Additional changes to the facts and circumstances of the individual borrowers, the limited service hospitality industry and the economy may require the establishment of significant additional loan loss reserves and the effect on our results of operations may be material.

Valuation of REO and Specific Identification Loans

REO consists of properties acquired through foreclosure in partial or total satisfaction of non-performing loans. REO acquired in satisfaction of a loan is recorded at estimated fair value less costs to sell at the date of foreclosure. Any excess of the carrying value of the loan over the fair value of the property less estimated costs to sell is charged-off to the loan loss reserve when title to the property is obtained. Any excess of the estimated fair value of the property less estimated costs to sell and the carrying value is recorded as gain on foreclosure within discontinued operations when title to the property is obtained.

We have a quarterly review process to identify and evaluate potential exposure to impairment losses on our REO. This evaluation uses management's judgment of the estimated fair value of our REO. Adjustments to the carrying value are generally based on management's assessment of the appraised value of the collateral, tax assessed value of the collateral, operating statistics to the extent available and/or discussions with potential purchasers and third-party brokers and are recorded as impairment losses in discontinued operations on our consolidated statements of income.

Management's estimation of the fair value of our Specific Identification Loans is a Level 3 valuation in the fair value hierarchy established for disclosure of how a company values its assets. In general, quoted market prices from active markets for the identical asset (Level 1 inputs), if available, should be used to value an asset. If quoted prices are not available for the identical asset, then a determination should be made if Level 2 inputs are available. Level 2 inputs include quoted prices for similar assets in active markets or for identical or similar assets in markets that are not active (*i.e.,* markets in which there are few transactions for the asset, the prices are not current, price quotations vary substantially, or in which little information is released publicly). There is limited reliable market information for our Specific Identification Loans and we utilize other methodologies to value the asset such as appraisal information and tax assessed value of the collateral, thus there are no Level 1 or Level 2 determinations available. Level 3 inputs are unobservable inputs for the asset that are used to measure fair value when observable inputs are not available. These inputs include management's assessment of the appraised value of the collateral, tax assessed value of the collateral and/or operating statistics to the extent available. Adjustments to the carrying value of Specific Identification Loans are recorded as loan loss reserves.

Revenue Recognition Policies

Interest Income

Interest income includes interest earned on loans and our short-term investments and the amortization of net loan origination fees and discounts. Interest income on loans is accrued as earned with the accrual of interest suspended when the related loan becomes a non-accrual loan. A loan receivable is generally classified as non-accrual (a "Non-Accrual Loan") if (1) it is past due as to payment of principal or interest for a period of 60 days or more, (2) any portion of the loan is classified as doubtful or is charged-off or (3) if the repayment in full of the principal and/or interest is in doubt. Generally, loans are charged-off when management determines that we will be unable to collect any remaining amounts due under the loan agreement, either through liquidation of collateral or other means. Interest income on a Non-Accrual Loan is recognized on either the cash basis or the cost recovery basis.

Origination fees and direct loan origination costs, net, are deferred and amortized to income as an adjustment of yield over the life of the related loan receivable using a method which approximates the effective interest method.

For loans originated under the SBA 7(a) program, upon sale of the SBA guaranteed portion of the loans which are accounted for as sales, the unguaranteed portion of the loans retained by us is valued on a fair value basis and a discount (the "Retained Loan Discount") is recorded as a reduction in basis of the retained portion of the loan. For loans recorded with a Retained Loan Discount, these discounts are recognized as an adjustment of yield over the life of the related loan receivable using the effective interest method.

RESULTS OF OPERATIONS

Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Overview

	Years Ended December 31,		Change	
	2010	2009	$	%
	(Dollars in thousands)			
Total revenues	$ 15,463	$ 16,267	$ (804)	(4.9%)
Total expenses	$ 10,752	$ 10,377	$ 375	3.6%
Income from continuing operations	$ 4,842	$ 6,057	$ (1,215)	(20.1%)
Net income	$ 4,297	$ 6,761	$ (2,464)	(36.4%)

The comparability of our operations between 2010 and 2009 was impacted by the consolidation of previously off-balance sheet securitizations and the accounting change (effective January 1, 2010) for sale treatment on Secondary Market Loan Sales.

The consolidation of previously off-balance sheet entities caused a "gross-up" of our interest income and interest expense during 2010 as compared to separate one-line revenue recognition during 2009 as income from Retained Interests. In addition, our net income was impacted by a change in accounting rules related to Secondary Market Loan Sales that records them as secured borrowings (loans sold for excess spread and loans sold for a 10% cash premium and excess spread) for the life of the loan subsequent to December 31, 2009. For loans sold for a cash premium and excess spread, the cash premium will be amortized as a reduction to interest expense over the life of the loan.

The primary cause of the reduction in income from continuing operations from 2009 to 2010 was the change in accounting for sale treatment on Secondary Market Loan Sales discussed above. Due to this accounting change, our premium income decreased from $1,343,000 during 2009 to $709,000 during 2010 while our sales of the guaranteed portion of SBA 7(a) loans increased to $28.4 million in 2010 from $25.0 million in 2009. Premiums collected during 2010 which have been deferred due to this accounting change and are reflected as a liability on our consolidated balance sheet were $1,439,000 at December 31, 2010.

The primary cause of the reduction in net income from 2009 to 2010 was a $1,249,000 change in discontinued operations which generated a loss of $545,000 during 2010 compared to income of $704,000 during 2009. During 2010, we generated operating losses from operating properties acquired through foreclosure and impairment losses. During 2009, we generated gains on sales of assets and gain on foreclosure which was partially offset by operating losses from foreclosure properties.

More detailed comparative information on the composition of and changes in our revenues and expenses is provided below.

Revenues

The increase in interest income of $2,357,000 was primarily attributable to the consolidation of our previously off-balance sheet securitizations partially offset by a decrease in LIBOR. The increase in interest income attributable to these securitizations totaled $2,782,000 during 2010. At December 31, 2010, 73% of our loans had variable interest rates. The average base LIBOR charged to our borrowers decreased from 0.88% during 2009 to 0.34% during 2010. On our average LIBOR based portfolio outstanding of $130.2 million during 2010, the 54 basis point drop in LIBOR decreased interest income by $700,000.

Income from Retained Interests decreased $2,699,000 due to a change in accounting rules which required that our off-balance sheet securitizations be consolidated effective January 1, 2010. As a result, our income from Retained Interests decreased to $163,000 during 2010. We expect that income from Retained Interests will remain at its current level during 2011.

Other income consisted of the following:

	Years Ended December 31,	
	2010	2009
	(In thousands)	
Premium income	$ 709	$ 1,343
Prepayment fees	378	126
Servicing income	344	370
Loan related income	226	224
Other	106	162
	$ 1,763	$ 2,225

Premium income results from Secondary Market Loan Sales. Effective January 1, 2010, we only record premium income related to sales for cash premiums and the 1% minimum required servicing spread. During February 2011, we sold the government guaranteed portion totaling $4,680,000 on two loans for cash premiums and the required 1% servicing spread. We collected cash premiums of $449,000 related to these two sales. Premium income will not equal collected cash premiums because premium income represents the difference between the fair value attributable to the sale of the government guaranteed portion of the loan and the principal balance (cost) of the loan adjusted by costs of origination.

Based on our loan portfolio composition and other market factors, we anticipate that the amount of prepayments will be at relatively low levels during 2011. Prepayment fee income is dependent upon a number of factors and is not generally predictable as the mix of loans prepaying is not known.

Interest Expense

Interest expense consisted of the following:

	Years Ended December 31,	
	2010	2009
	(In thousands)	
Structured notes	$ 1,296	$ 281
Junior subordinated notes	994	1,143
Revolving credit facility	698	667
Debentures payable	498	497
Secured borrowings	398	-
Other	132	281
	$ 4,016	$ 2,869

The weighted average cost of our funds was 4.1% during 2009 compared to 4.0% during 2010. Interest expense on the junior subordinated notes decreased as a result of decreases in LIBOR.

The weighted average balance outstanding on our Revolver decreased to $18.9 million during 2010 from $25.0 million during 2009 while the interest rate increased by 0.75% for prime borrowings during 2010.

During May 2009, we redeemed 20,000 shares of $100 par value, 4% cumulative preferred stock of one of our SBICs held by the SBA due in September 2009. No gain or loss was recorded on the redemption. During March 2010, we redeemed the remaining 20,000 shares of $100 par value, 4% cumulative preferred stock of one of our SBICs held by the SBA due in May 2010. No gain or loss was recorded on the redemption.

The increase in interest expense on structured notes payable is due to the consolidation of the off-balance sheet securitizations. In September 2009, we consolidated the 2003 Joint Venture including its structured notes and their related interest expense. The 2003 Joint Venture notes bear interest at LIBOR plus 2.5%. Effective January 1, 2010, due to a change in accounting rules, we consolidated the structured notes of the 2000 Joint Venture and the 1998 Partnership and their related interest expense. The 2000 Joint Venture notes bear interest at a fixed rate of 7.28% while the 1998 Partnership notes bear interest at the prime rate less 1%. In addition, during September 2009 we repaid the remaining structured notes of the 2002 Joint Venture which had a fixed interest rate of 6.67%.

In addition, effective January 1, 2010, we record interest expense on secured borrowings relating to sales of the guaranteed portion of our SBA 7(a) loans.

Other Expenses

General and administrative expense increased from $2,096,000 during 2009 to $2,168,000 during 2010. General and administrative expenses are comprised of (1) corporate overhead including legal and professional expenses, sales and marketing expenses, public company and regulatory costs and (2) expenses related to assets currently in the process of foreclosure. Our corporate overhead decreased slightly to $1,843,000 from $1,867,000. Expenses related to assets currently in the process of foreclosure increased to $325,000 during 2010 from $229,000 during 2009. These expenses incurred during the foreclosure process for problem loans are primarily related to property taxes incurred, legal fees, protection of the asset and operating deficits funded to receivers. We expect to continue to incur general and administrative expenses related to these problem loans until the foreclosure processes are completed; however, we are unable to estimate these expenses at this time and these expenses may be material. Once the foreclosure processes are completed, net losses are included in discontinued operations related to these properties.

Permanent impairments on Retained Interests (write-downs of the value of our Retained Interests) were $552,000 in 2009 resulting primarily from reductions in expected future cash flows. Due to a change in accounting rules, effective January 1, 2010, we no longer record additions to Retained Interests.

Provision for loans losses, net, was $641,000 during 2010 compared to $989,000 during 2009. These provisions were primarily related to the prolonged economic recession and current economic environment and negative changes in the financial condition of certain borrowers and collateral valuation on certain hospitality loans. During 2010, we increased our general reserve to $1,100,000.

Income tax benefit was $131,000 during 2010 compared to $167,000 during 2009. During 2010, a deferred tax benefit of $712,000 was recorded by one of our taxable REIT subsidiaries as a result of a book loss while current income tax expense of the subsidiary was $410,000. The primary reason for the difference is the new accounting rules that defers gain recognition treatment on Secondary Market Loan Sales. During 2010, significant gains of $2,439,000 were deferred for book purposes and recorded as gains for income tax purposes.

Discontinued Operations

Our discontinued operations consisted of the following:

	Years Ended December 31,	
	2010	2009
	(In thousands)	
Gains on sales of real estate	$ 78	$ 721
Gain on foreclosure	-	389
Impairment losses	(325)	-
Net operating losses	(298)	(406)
Discontinued operations	$ (545)	$ 704

Gains on sales of real estate generally represent income recognition on previously deferred gains. Deferred gains are recorded to income as principal is received on the related loans until the required amount of cash proceeds are obtained from the purchaser to qualify for full accrual gain treatment. We also had a gain on the sale of REO acquired through foreclosure of $76,000 during 2010.

Gain on foreclosure represents the gain recorded at the time of foreclosure of the collateral underlying a limited service hospitality property as its estimated fair value less costs to sell was greater than the carrying cost of the loan. The property was sold at approximately the recorded value during 2010 without any additional gain or loss.

Impairment losses represent declines in the estimated fair value of our REO subsequent to initial valuation. During 2010, we recorded an impairment loss of $203,000 related to a full service hospitality property owned by the 2003 Joint Venture due to a decline in its market potential and an impairment loss of $114,000 related to a retail establishment.

During 2010, net operating losses from discontinued operations were primarily from our hospitality properties. We expect to continue to generate net holding period losses for our properties acquired through foreclosure until the properties are sold. During 2009, these losses were primarily from the operation of a golf course included in REO which was sold in January 2010.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Overview

	Years Ended December 31,		Change	
	2009	2008	$	%
	(Dollars in thousands)			
Total revenues	$ 16,267	$ 23,117	$ (6,850)	(29.6%)
Total expenses	$ 10,377	$ 13,776	$ (3,399)	(24.7%)
Income from continuing operations	$ 6,057	$ 9,022	$ (2,965)	(32.9%)
Discontinued operations	$ 704	$ 784	$ (80)	(10.2%)
Net income	$ 6,761	$ 9,806	$ (3,045)	(31.1%)

Net income decreased from 2008 to 2009 primarily due to:

- A decrease in our net interest margin of $2,230,000 primarily due to a decrease in LIBOR; and
- A decrease in yield generated from our Retained Interests of approximately $3,503,000 due to the attainment of "clean-up" call options causing a reduction in the weighted average balance of our Retained Interests and a reduction in the amount of fees received upon prepayment of the loans.

The above reductions in net income were partially offset by:

- A reduction in overhead (salaries and related benefits and general and administrative expenses) of $1,042,000 due primarily to our 2008 cost reduction initiatives; and
- A one-time charge for severance costs of $1,808,000 during 2008 as a result of our cost reduction initiatives announced in October 2008.

More detailed comparative information on the composition of and changes in our revenues and expenses is provided below.

Revenues

The decrease in interest income of $3,360,000 was primarily attributable to decreases in LIBOR partially offset by an increase in our weighted average loans receivable outstanding. Our weighted average loans receivable increased to $190.2 million during 2009 from $180.0 million during 2008 primarily due to the consolidation of loans previously included in off-balance sheet entities. At December 31, 2009, approximately 77% of our retained loans had variable interest rates. The average base LIBOR rate charged to our borrowers decreased from 3.5% during 2008 to 0.9% during 2009. During 2009, our average outstanding LIBOR based loans were $126.0 million. The 260 basis point reduction in LIBOR caused an approximate $3.3 million reduction in interest income. To the extent variable rates decline further, they will have a negative impact on our earnings.

Income from Retained Interests decreased primarily due to a 45% decrease in the weighted average balance of our Retained Interests outstanding to $21.4 million during 2009 compared to $38.9 million during 2008 due primarily to attainment of "clean-up call" options and a reduction in yield. The yield on our Retained Interests, which is comprised of the income earned less permanent impairments, decreased to 10.6% during 2009 from 15.0% during 2008. In addition, there was a decrease in unanticipated prepayment fees of approximately $1.3 million on the sold loans of the QSPEs.

Other income consisted of the following:

	Years Ended December 31,	
	2009	2008
	(In thousands)	
Premium income	$ 1,343	$ 223
Servicing income	370	469
Loan related income	224	369
Prepayment fees	126	771
Other	162	380
	$ 2,225	$ 2,212

Premium income results from Secondary Market Loan Sales. Of the $25.0 million of guaranteed portion of SBA 7(a) loans sold during 2009, $16.3 million were sold for cash premiums with an average premium collected of 8%. As a result of government initiatives that increased the maximum guaranteed percentage of loans from 75% to 90%, we were able to increase our volume of loan sales which benefitted our premium income during 2009.

We saw high levels of prepayment activity during the first half of 2008; however, our prepayment activity was significantly reduced during the last half of 2008 and during 2009. Prepayment fee income is dependent upon a number of factors and is not generally predictable as the mix of loans prepaying is not known.

Interest Expense

Interest expense consisted of the following:

	Years Ended December 31,	
	2009	2008
	(In thousands)	
Junior subordinated notes	$ 1,143	$ 1,803
Revolver	667	793
Debentures payable	497	498
Structured notes	281	100
Conduit facility	-	434
Other	281	281
	$ 2,869	$ 3,909

The weighted average cost of our funds was 4.1% during 2009 compared to 5.5% during 2008. Interest expense on the junior subordinated notes decreased as a result of decreases in LIBOR. The conduit facility matured on May 2, 2008 and was repaid using proceeds from our Revolver. The weighted average outstanding on our Revolver increased to $25.0 million during 2009 from $17.4 million during 2008. As a result of the extension of our Revolver, the interest rate was increased by 1.375% for LIBOR-based borrowings and 0.75% for prime rate borrowings effective December 29, 2009. Based on the 2009 weighted average outstanding balance outstanding on the Revolver of $25.0 million, assuming LIBOR-based borrowings, interest expense would have been greater by approximately $350,000 during 2009.

During May 2009, we redeemed 20,000 shares of $100 par value, 4% cumulative preferred stock of one of our SBICs held by the SBA due in September 2009. No gain or loss was recorded on the redemption.

In September 2009, we repaid the remaining structured notes of the 2002 Joint Venture which had a fixed interest rate of 6.67%. In addition, beginning in September 2009, we consolidated the 2003 Joint Venture including its structured notes of $8.6 million which bear interest at LIBOR plus 2.5%.

Other Expenses

General and administrative expense decreased from $2,304,000 during 2008 to $2,096,000 during 2009. General and administrative expenses during 2009 are comprised of (1) corporate overhead including legal and professional expenses, sales and marketing expenses, public company and regulatory costs and (2) expenses related to assets currently in the process of foreclosure. Our corporate overhead decreased by $437,000 primarily as a result of decreased professional fees and our cost reduction initiatives. Expenses related to assets currently in the process of foreclosure totaled $229,000 during 2009. These expenses incurred during the foreclosure process for problem loans are primarily related to property taxes incurred, legal fees, protection of the asset and operating deficits funded to receivers. Once the foreclosure processes are completed, net losses will be included in discontinued operations related to these properties. We did not have any assets in the process of foreclosure during 2008.

Salaries and related benefits expense decreased from $4,705,000 during 2008 to $3,871,000 during 2009 due primarily to a reduction in workforce which was announced in October 2008. Annual savings from the cost reduction initiatives during the 12 months subsequent to their implementation were approximately $1.2 million which was primarily a reduction of salaries and related benefits.

Permanent impairments on Retained Interests (write-downs of the value of our Retained Interests) were $552,000 and $521,000 for 2009 and 2008, respectively, resulting primarily from reductions in expected future cash flows due primarily to increased prepayments and loan losses.

Provision for loans losses, net, increased to $989,000 during 2009 compared to $439,000 during 2008. We recorded a provision for loan losses, net, of $614,000 related to our specific loan loss reserves during 2009 due primarily to devaluations of commercial real estate collateralizing our limited service hospitality loans. We increased our general provision for loan losses by $375,000 during 2009 primarily due to the weakened economy and recession, devaluations of commercial real estate, increased loans evaluated for impairment and rising borrower delinquencies and deferment requests.

Income tax benefit (provision) was a benefit of $167,000 during 2009 compared to a provision of $319,000 during 2008. This change was primarily due to (1) reduced earnings of one of our taxable REIT subsidiaries, (2) a deferred benefit resulting from increased loan loss reserves, and (3) a deferred benefit resulting from sale of loans of our SBA subsidiary.

Discontinued Operations

Our discontinued operations consisted of the following:

	Years Ended December 31,	
	2009	2008
	(In thousands)	
Gains on sales of real estate	$ 721	$ 784
Gain on foreclosure	389	-
Net operating losses	(406)	-
Discontinued operations	$ 704	$ 784

Gains on sales of real estate represent income recognition on previously deferred gains. Deferred gains are recorded to income as principal is received on the related loans until the required amount of cash proceeds are obtained from the purchaser to qualify for full accrual gain treatment.

Gain on foreclosure represents the initial gain recorded on the foreclosure of the collateral underlying a limited service hospitality property as its estimated fair value less costs to sell was greater than the carrying cost of the loan.

We incurred net holding period losses included in discontinued operations of $406,000 during 2009 of which $345,000 represents the losses from operating a golf course acquired in July 2009 and the remainder relates to our other properties acquired in 2009 (a retail establishment and a limited service hospitality property). In January 2010, we sold the golf course for cash proceeds of $2.5 million and recorded a gain of approximately $76,000.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following represents our selected quarterly financial data which, in the opinion of management, reflects adjustments (comprising only normal recurring adjustments) necessary for fair presentation.

	Year Ended December 31, 2010				
	Revenues	Income From Continuing Operations	Net Income	Earnings Per Share	
	(In thousands, except earnings per share and footnote)				
First Quarter..........	$ 3,455	$ 1,267	$ 1,278	$ 0.12	
Second Quarter.......	3,935	1,226	1,223	0.12	
Third Quarter.........	4,303	1,242	1,207	0.11	
Fourth Quarter........	3,770	1,107	589	0.06	*(1)*
	$ 15,463	$ 4,842	$ 4,297	$ 0.41	

	Year Ended December 31, 2009			
	Revenues	Income From Continuing Operations	Net Income	Earnings Per Share
	(In thousands, except earnings per share)			
First Quarter..........	$ 3,991	$ 1,596	$ 1,626	$ 0.15
Second Quarter.......	3,872	1,544	1,564	0.15
Third Quarter.........	4,237	1,469	1,895	0.18
Fourth Quarter........	4,167	1,448	1,676	0.16
	$ 16,267	$ 6,057	$ 6,761	$ 0.64

(1) During the fourth quarter of 2010, we recorded losses from discontinued operations of $193,000 from net operating losses of our limited service hospitality properties included in REO and impairment losses on our REO of $325,000.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Analysis

Information on our cash flow was as follows:

	Years Ended December 31, 2010	Years Ended December 31, 2009	Change
	(In thousands)		
Cash provided by (used in) operating activities........	$ (20,104)	$ 5,860	$ (25,964)
Cash provided by investing activities....................	$ 10,259	$ 9,676	$ 583
Cash provided by (used in) financing activities........	$ 4,649	$ (18,304)	$ 22,953

Due to a change in accounting rules effective January 1, 2010 which delayed (due to a 90 day contingency period) or eliminated sale treatment related to our Secondary Market Loan Sales, cash used to originate loans held for sale are a use of funds from operating activities while proceeds from the sale of guaranteed loans are included in financing activities. During February 2011, the SBA rescinded the contingency period; therefore, there will be no deferral of gain recognition on sales for a cash premium and the 1% minimum servicing spread after that date. Proceeds from these sales will be reflected as operating activities beginning on that date.

Operating Activities

Our net cash flow from operating activities is primarily used to fund our dividends. Since operating cash flows also includes lending activities, it is necessary to adjust our cash flow from operating activities for our lending activities to determine coverage of our dividends from operations. Therefore, we adjust net cash provided by operating activities to "Modified Cash." Management believes that our modified cash available for dividend distributions ("Modified Cash") is a more appropriate indicator of operating cash coverage of our dividend payments than cash flow provided by (used in) operating activities. Modified Cash is calculated by adjusting our cash from operating activities by (1) the change in operating assets and liabilities and (2) loans funded, held, for sale, net of proceeds from sale of guaranteed loans ("Operating Loan Activity"). Modified Cash is one of the non-GAAP measurements used by our Board in its determination of dividends and their timing. Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited. These non-GAAP measures have limitations as analytical tools and should not be considered in isolation, or as a substitute for analyses of results as reported under GAAP. In respect to our dividend policy, we believe that the disclosure of Modified Cash adds additional transparency to our dividend calculation and intentions. However, Modified Cash may differ significantly from dividends paid due to timing differences between book income and taxable income and timing of payment of dividends to eliminate or reduce Federal income taxes or excise taxes at the REIT level.

The following reconciles net cash flow provided by (used in) operating activities to Modified Cash:

	Years Ended December 31,	
	2010	2009
	(In thousands)	
Net cash provided by (used in) operating activities	$ (20,104)	$ 5,860
Change in operating assets and liabilities	(1,001)	1,049
Operating Loan Activity	27,602	(612)
Modified Cash	$ 6,497	$ 6,297

To the extent Modified Cash does not cover the current dividend distribution rate or if additional cash is needed based on our working capital needs, the Board may choose to modify its current dividend policy. During 2010 and 2009, dividends paid were greater than our Modified Cash by $279,000 and $3,384,000, respectively. The excess distribution during 2009 includes the payment of approximately $1.5 million of special dividends related to taxable income during 2008. To the extent we need working capital to fund any shortfall in operating cash flows to cover our dividend distribution, we would borrow the funds from our Revolver or use funds from the repayment of principal on our loans receivable.

Investing Activities

Our primary investing activity is the origination of loans and collections on our investment portfolio. During 2010 and 2009, the primary source of funds was principal collected on loans receivable in excess of loans funded of $9,734,000 and $8,589,000, respectively. In addition, during 2010 we sold assets included in REO and collected net cash proceeds of $2,373,000. During 2010 we used funds to increase our investment in our unconsolidated variable interest entity by repaying its mortgage note of $1,024,000.

Based on our outstanding loan portfolio at December 31, 2010, our scheduled principal payments in 2011 are approximately $12.9 million. Of this, approximately $7.5 million could be available to repay a portion of the existing balance under the Revolver. The remaining $5.4 million would be used to repay structured notes payable, secured borrowings and for working capital of our SBICs. Our need for capital to fund new loans has been reduced as a result of the focus of loan origination activity to SBA 7(a) loans. We anticipate net funding needs between $8 million and $11 million during 2011 after sale of the government guaranteed portion of the loans. To the extent our loan origination liquidity needs were to exceed our principal repayments and any proceeds from liquidating the collateral of our non-performing loans, we would use our Revolver to fund the shortfall.

Financing Activities

We used funds in financing activities during 2010 and 2009 primarily to pay dividends of $6,776,000 and $9,681,000, respectively. Primarily as a result of our net lending activity, during 2010 we were able to repay $9.2 million on our Revolver. Proceeds from Secondary Market Loan Sales during 2010 were $28,445,000, In addition, we redeemed $2.0 million of redeemable preferred stock of subsidiary in 2009 and $2.0 million in 2010 using cash on hand of one of our SBIC subsidiaries. During 2009, we exercised the "clean-up call" option and repaid the structured notes of the 2002 Joint Venture of $5,517,000 using the reserve fund, cash on hand and proceeds from our Revolver. We also repurchased common shares under our share repurchase plan for $1,076,000 during 2009. We did not repurchase shares under the plan during 2010 and the plan expired.

Sources and Uses of Funds

Liquidity Summary

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund loans and other investments, pay dividends, fund debt service and for other general corporate purposes. Our primary sources of funds to meet our short-term liquidity needs, including working capital, dividends, debt service and additional investments, if any, consist of (1) proceeds from principal and interest payments, including prepayments, (2) borrowings under any credit facilities and (3) Secondary Market Loan Sales. We believe these sources of funds will be sufficient to meet our liquidity requirements in the short-term.

Our Revolver matures on December 31, 2011. The total amount available under the Revolver is $30 million. At December 31, 2010, we had $13.8 million outstanding under the Revolver. We are currently addressing the extension of the facility for an additional year with our lender.

Currently we cannot access debt capital through warehouse lines, securitization issuances or trust preferred issuances. In the event we are not able to extend or refinance our Revolver upon its maturity in December 2011 or successfully secure alternative financing, we will rely on Modified Cash, principal payments (including prepayments), and (if necessary) proceeds from asset and loan sales to satisfy our liquidity requirements.

If we are unable to make required payments under our borrowings, breach any representation or warranty of our borrowings or violate any covenant, our lenders may accelerate the maturity of our debt, require us to liquidate pledged collateral or force us to take other actions. In connection with an event of default under our Revolver, the lender is permitted to accelerate repayment of all amounts due, terminate commitments thereunder, and liquidate the mortgage loan collateral held as security for the Revolver to satisfy any balance outstanding and due pursuant to the Revolver. Any such event may have a material adverse effect on our liquidity, the value of our common shares and our ability to pay dividends to our shareholders.

Sources of Funds

In general, we need liquidity to originate new loans and repay principal and interest on our debt. Our operating revenues are typically utilized to pay our operating expenses, interest and dividends. We have been utilizing principal collections on loans receivable, proceeds from Secondary Market Loan Sales and borrowings under our Revolver as our primary sources of funds.

In addition, historically we utilized a combination of the following sources, among others, to generate funds:

- Issuance of SBIC debentures;
- Issuance of junior subordinated notes; or
- Structured loan financings or sales (prior to 2004).

These sources are not available to us at the present time and there can be no assurance that they will be available in the future. Since 2004, our working capital was primarily provided through credit facilities and the issuance of junior subordinated notes. Prior to 2004, our primary source of long-term funds was structured loan sale transactions through commercial loan asset-backed securitizations. At the current time, there is not a market available to us for commercial loan asset-backed securitizations. We cannot anticipate when, or if, this market will again be available to us. Until this market becomes available to us, our ability to grow is limited.

The limited amount of capital available to originate new loans has caused us to significantly restrict non-SBA 7(a) loan origination activity. A reduction in the availability of the above sources of funds could have a material adverse impact on our financial condition and results of operations. If these sources are not available in the future, we may have to originate loans at further reduced levels or sell assets, potentially on unfavorable terms.

Our Revolver, which has aggregate availability of $30 million, matures December 31, 2011. There can be no assurance that we will be able to extend or refinance our Revolver upon its maturity. To the extent we need additional capital for unanticipated items, there can be no assurance that we would be able to increase the amount available under any short-term credit facilities or identify other sources of funds at an acceptable cost, if at all.

During the second and third quarters of 2010, we requested commitments from the SBA for debentures of $15 million which would be used to fund loans within our SBICs. Initially, approval for these commitments was denied; however, we are in discussions with the SBA and have provided additional requested documentation to attempt to obtain these additional commitments.

We rely on Secondary Market Loan Sales to create availability and/or repay principal due under our Revolver. Once fully funded, we sell the government guaranteed portion of our SBA 7(a) loans pursuant to Secondary Market Loan Sales. The market demand for Secondary Market Loan Sales may decline or be temporarily suspended. To the extent we are unable to execute Secondary Market Loan Sales in the normal course of business, our financial condition and results of operations could be adversely affected.

As a REIT we must distribute to our shareholders at least 90% of our REIT taxable income to maintain our tax status under the Code. Accordingly, to the extent the sources above represent taxable income, such amounts have historically been distributed to our shareholders. In general, if we receive less cash from our portfolio of investments, we can lower the dividend so as not to cause any material cash shortfall. During 2011, we anticipate that our Modified Cash will be utilized to fund our expected 2011 dividend distributions and generally will not be available to fund portfolio growth or for the repayment of principal due on our debt.

The Revolver requires us to comply with certain covenants. At December 31, 2010, we were in compliance with the covenants of this facility. While we anticipate maintaining compliance with these covenants during 2011, there can be no assurance that we will be able to do so. Our most significant covenants were as follows at December 31, 2010:

Covenant	Requirement or Maximum	Actual
Minimum net worth	$ 145,000,000	$ 150,560,000
Maximum leverage ratio	2.00	0.67
Non-performing loan ratio	15%	8%

Uses of Funds

Currently, the primary use of our funds is to originate loans and for repayment of the principal and interest of our debt. Our outstanding commitments to fund new loans were $16.5 million at December 31, 2010, the majority of which were for prime-rate based loans to be originated by First Western, the government guaranteed portion of which is intended to be sold into the secondary market. Our net working capital outlay would be approximately $3.3 million related to these loans; however, the government guaranteed portion of the SBA 7(a) loans cannot be sold until they are fully funded. Commitments have fixed expiration dates. Since some commitments expire without the proposed loan closing, total committed amounts do not necessarily represent future cash requirements. We anticipate that fundings during 2011 will range from $40 million to $50 million. In addition, we use funds for operating deficits and holding costs of our REO and properties in the process of foreclosure.

There may be several months between when the initial balance of an SBA 7(a) loan is funded and it is fully funded and can be sold pursuant to Secondary Market Loan Sales. In these instances, our liquidity would be affected in the short-term.

Upon approval from our lender, we may repurchase loans from our securitizations which have become "charged-off" as defined in the transaction documents either through delinquency or initiation of foreclosure proceedings or we may repurchase all of the loans from a securitization once "clean-up call" options have been achieved. Currently, we have achieved "clean-up call" options on our 2003 Joint Venture and 1998 Partnership. Once approved, if we choose to repurchase a loan from a securitization or exercise our "clean-up call" option and repurchase all the loans from a securitization using our Revolver, the balance due on our structured notes payable would decrease and the balance due under our Revolver would increase. We may also be required to use the restricted cash collateralizing one of our securitizations to repay to the structured noteholders a loan within such securitization if it is deemed to be a "charged-off" loan pursuant to the transaction documents.

We may pay dividends in excess of our Modified Cash to maintain our REIT status or as approved by our Board. During 2010, our sources of funds for our dividend distributions of approximately $6.8 million were Modified Cash of $6.5 million and principal collections on our loans of $0.3 million.

SEASONALITY

Generally, we are not subject to seasonal trends. However, since we primarily lend to the limited service hospitality industry, loan delinquencies and requests for deferments typically rise temporarily after the summer months due primarily to reductions in business travel and consumer vacations.

SUMMARIZED CONTRACTUAL OBLIGATIONS, COMMITMENTS AND CONTINGENCIES

The following summarizes our contractual obligations at December 31, 2010:

	Payments Due by Period				
Contractual Obligations (1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(In thousands, except footnotes)				
Debt:					
SBIC debentures payable (2)	$ 8,190	$ -	$ 4,190	$ 4,000	$ -
Structured notes payable (3)	22,157	3,409	7,484	8,053	3,211
Secured borrowings - government guaranteed loans (3)	21,765	566	1,186	1,264	18,749
Revolver	13,800	13,800	-	-	-
Junior subordinated debt (4)	27,070	-	-	-	27,070
Interest:					
Debt (5)	35,206	3,831	5,949	4,455	20,971
Other Contractual Obligations:					
Severance and related benefits	128	57	71	-	-
Operating lease (6)	187	187	-	-	-
Total contractual cash obligations	$ 128,503	$ 21,850	$ 18,880	$ 17,772	$ 70,001

(1) Does not include $3.0 million of cumulative preferred stock of subsidiary (valued at $900,000 on our consolidated balance sheet) and related dividends (recorded as interest expense) of $90,000 annually which is perpetual and thus has no maturity date.
(2) SBIC debentures payable are presented at face value.
(3) Principal payments are dependent upon cash flows received from the underlying loans. Our estimate of their repayment is based on scheduled principal payments on the underlying loans. Our estimate will differ from actual amounts to the extent we experience prepayments and/or losses.
(4) The junior subordinated notes may be redeemed at our option, without penalty and are subordinated to PMC Commercial's existing debt.
(5) Calculated using the variable rate in effect at December 31, 2010. In addition, for our Revolver, assumes current balance outstanding through maturity date.
(6) Represents future minimum lease payments under our operating lease for office space.

Our commitments at December 31, 2010 are summarized as follows:

		Amount of Commitment Expiration Per Period			
Commitments	Total Amounts Committed	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
		(In thousands)			
Loan commitments	$ 16,477	$ 16,477	$ -	$ -	$ -

See Note 17 to the Consolidated Financial Statements for a detailed discussion of commitments and contingencies.

OFF-BALANCE SHEET ARRANGEMENTS

During 2006, we entered into a lease agreement for one of our hotel properties. The property had a mortgage with a principal balance of $1.3 million with a significant prepayment penalty. Therefore, we structured the lease with the potential buyer of the property for a term equal to the term remaining on the mortgage and then a purchase with a price of $1,825,000. The subsidiary was determined to be a variable interest entity. Since we did not expect to absorb the majority of the entity's future expected losses or receive the entity's expected residual returns, PMC Commercial Trust was not considered to be the primary beneficiary. Thus, the subsidiary was no longer consolidated in PMC Commercial Trust's financial statements and the equity method was used to account for our investment in the subsidiary effective September 29, 2006.

During January 2011, the fixed price purchase option was exercised and the property was sold to our lessee. No gain or loss was recorded on the transaction.

IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

See Note 1 of the Consolidated Financial Statements for a full description of recent accounting pronouncements including the respective dates adopted or expected dates of adoption and effect, if any, on our results of operations and financial condition.

RELATED PARTY TRANSACTIONS

Servicing fee income for the years ended December 31, 2009 and 2008 for loans held by the QSPEs was $135,000 and $287,000, respectively.

We received approximately $2.9 million and $6.8 million in cash distributions from the QSPEs during 2009 and 2008, respectively.

We entered into a consulting agreement with our former chief operating officer for consulting services in October 2008. Payments under the consulting agreement totaled $12,500, $50,000 and $10,000 during 2010, 2009 and 2008, respectively. This agreement terminated on April 1, 2010.

DIVIDENDS

During 2010, our dividends were declared as follows:

Record Date	Date Paid	Amount Per Share	Type
March 31, 2010	April 12, 2010	$ 0.16	Regular
June 30, 2010	July 12, 2010	0.16	Regular
September 30, 2010	October 12, 2010	0.16	Regular
December 31, 2010	January 10, 2011	0.16	Regular
		$ 0.64	

Our shareholders are entitled to receive dividends when and as declared by our Board. In determining dividend policy, our Board considers many factors including, but not limited to, actual and anticipated Modified Cash, expectations for future earnings, REIT taxable income and maintenance of REIT status, the economic environment, our ability to obtain leverage and loan portfolio performance. In order to maintain REIT status, PMC Commercial is required to pay out 90% of REIT taxable income. Consequently, the dividend rate on a quarterly basis will not necessarily correlate directly to any individual factor.

In order to meet our 2009 taxable income distribution requirements, we made an election under the Code to treat a portion of the distributions declared in 2010 as distributions of 2009's REIT taxable income. These distributions are known as spillover dividends. As a result, our dividends declared in 2010 exceeded our 2010 REIT taxable income.

Our Board maintained our quarterly dividend at $0.16 per share for the first quarter dividend to be paid in April 2011. We anticipate that the Board will adjust the dividend as needed, on a quarterly basis, thereafter.

We have certain covenants within our debt facilities that limit our ability to pay out returns of capital as part of our dividends. These restrictions have not historically limited the amount of dividends we have paid and management does not believe that they will restrict future dividend payments.

TAXABLE INCOME

REIT taxable income and Taxable income, net of current tax expense are financial measures that are presented to assist investors in analyzing our performance and are factors utilized by our Board in determining the level of dividends to be paid to our shareholders. Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited. These non-GAAP measures have limitations as analytical tools and should not be considered in isolation, or as a substitute for analyses of results as reported under GAAP.

The following reconciles net income to REIT taxable income:

	Years Ended December 31,		
	2010	2009	2008
		(In thousands)	
Net income	$ 4,297	$ 6,761	$ 9,806
Book/tax difference on depreciation	(53)	(56)	(60)
Book/tax difference on gains related to real estate	387	(1,110)	(784)
Book/tax difference on Retained Interests, net	-	(212)	57
Severance accrual (payments)	(33)	(1,435)	1,596
Impairment losses	317	-	-
Book/tax difference on amortization and accretion	(102)	(232)	(345)
Loan valuation	(241)	497	430
Other book/tax differences, net	(121)	(38)	(177)
Subtotal	4,451	4,175	10,523
Adjustment for taxable REIT subsidiaries net loss (income), net of tax	340	413	(587)
Dividend distribution from taxable REIT subsidiary	300	-	2,000
REIT taxable income	$ 5,091	$ 4,588	$ 11,936
Distributions declared	$ 6,756	$ 7,445	$ 10,908
Weighted average common shares outstanding	10,554	10,573	10,767

As a REIT, PMC Commercial generally will not be subject to corporate level Federal income tax on net income that is currently distributed to shareholders provided the distribution exceeds 90% of REIT taxable income. We may make an election under the Code to treat distributions declared in the current year as distributions of the prior year's taxable income. Upon election, the Code provides that, in certain circumstances, a dividend declared subsequent to the close of an entity's taxable year and prior to the extended due date of the entity's tax return may be considered as having been made in the prior tax year in satisfaction of income distribution requirements.

To the extent our taxable REIT subsidiaries distribute their retained earnings through dividends to PMC Commercial, these dividends would be included in REIT taxable income when distributed. From 2005 to 2010, approximately $3.4 million of earnings were accumulated. We distributed $2.0 million of earnings from one of our taxable REIT subsidiaries to PMC Commercial during 2008 and $0.3 million during 2010.

Primarily as a result of the timing differences for gain recognition on Secondary Market Loan Sales, our combined REIT taxable income and taxable REIT subsidiaries' ("TRS's") taxable income (net of income tax expense) is materially different than our net income. The following table reconciles our net income to our Taxable Income, Net of Current Tax Expense:

	Year Ended December 31, 2010		
	Combined	REIT	TRS's
	(In thousands, except footnotes)		
Net income	$ 4,297	$ 4,637	$ (340)
Book vs. tax timing differences	2,274	454	1,820 *(1)*
Taxable income	6,571	5,091	1,480
Dividends paid from TRS to REIT	(300)	(300)	-
Taxable income adjusted for special item	6,271	4,791	1,480
Current income tax expense	(514)	-	(514)
Taxable Income, Net of Current Tax Expense	$ 5,757	$ 4,791	$ 966

	Year Ended December 31, 2009		
	Combined	REIT	TRS's
	(In thousands, except footnotes)		
Net income	$ 6,761	$ 7,175	$ (414)
Book vs. tax timing differences	(1,912)	(2,587) *(2)*	675 *(1)*
Taxable income	4,849	4,588	261
Severance payments (2)	1,435	1,435	-
Taxable income adjusted for special item	6,284	6,023	261
Current income tax expense	(89)	-	(89)
Taxable Income, Net of Current Tax Expense	$ 6,195	$ 6,023	$ 172

(1) Includes $2,547,000 and $777,000 of timing differences during 2010 and 2009, respectively, related primarily to Secondary Market Loan Sales. The increase in 2010 is due primarily to the accounting change related to Secondary Market Loan Sales.

(2) Related to our 2008 reduction in force which was expensed for GAAP purposes in 2008 and for income tax purposes in 2009.

Taxable Income, Net of Current Tax Expense is defined as reported net income, adjusted for book versus tax timing differences and special items. Special items may include, but are not limited to, unusual and infrequent non-operating items. We use Taxable Income, Net of Current Tax Expense to measure and evaluate our operations. We believe that the results provide a useful analysis of ongoing operating trends.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market risk including liquidity risk, real estate risk and interest rate risk as described below. Although management believes that the quantitative analysis on interest rate risk below is indicative of our sensitivity to interest rate changes, it does not adjust for other potential changes including, among other things, credit quality, size and composition of our consolidated balance sheet and other business developments that could affect our financial condition and net income. Accordingly, no assurances can be given that actual results would not differ materially from the potential outcome simulated by these estimates.

LIQUIDITY RISK

Liquidity risk is the potential that we would be unable to meet our obligations as they come due because of an inability to liquidate assets or obtain funding. We are subject to changes in the debt and collateralized mortgage markets. These markets are continuing to experience disruptions, which could continue to have an adverse impact on our earnings and financial condition.

Current conditions in the debt markets include reduced liquidity and increased risk adjusted premiums. These conditions have increased the cost and reduced the availability of financing sources. The market for trading and issuance in ABS continues to experience disruptions resulting from reduced investor demand for these securities and increased investor yield requirements. In light of these market conditions, we expect to finance our loan portfolio in the short-term with our current capital and any available credit facilities.

REAL ESTATE RISK

The value of our commercial mortgage loans and our ability to sell such loans, if necessary, are impacted by market conditions that affect the properties that are collateral for our loans. In addition, market conditions affect the value of our REO. Property values and operating income from the properties may be affected adversely by a number of factors, including, but not limited to:

- National, regional and local economic conditions;
- Significant rises in gasoline prices within a short period of time if there is a concurrent decrease in business and leisure travel;
- Local real estate conditions (including an oversupply of commercial real estate);
- Natural disasters, including hurricanes and earthquakes, acts of war and/or terrorism and other events that may cause performance declines and/or losses to the owners and operators of the real estate securing our loans;
- Changes or continued weakness in the demand for limited service hospitality properties;
- Construction quality, construction cost, age and design;
- Demographic factors;
- Increases in operating expenses (such as energy costs) for the owners of the property; and
- Limitations in the availability and cost of leverage.

In the event property operating income decreases, a borrower may have difficulty repaying our loans, which could result in losses to us. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay our loans, which could also cause us to suffer losses. Decreases in property values reduce the value of our REO which could cause us to suffer losses.

The following analysis of our provision for loan losses quantifies the negative impact to our net income from increased losses on our Retained Portfolio:

Provision for Loan Losses	Years ended December 31, 2010	2009
	(In thousands)	
As reported (1)	$ 1,019	$ 1,076
Annual loan losses increase by 50 basis points (2)	2,117	2,027
Annual loan losses increase by 100 basis points (2)	3,214	2,977

(1) Excludes reductions of loan losses

(2) Represents provision for loan losses based on increases in losses as a percentage of our weighted average loans receivable (excluding SBA 7(a) loans receivable, subject to secured borrowings), for the periods indicated.

INTEREST RATE RISK

Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors.

Since our loans are predominantly variable-rate, based on LIBOR or the prime rate, our operating results will depend in large part on LIBOR and the prime rate. One of the primary determinants of our operating results is the difference between the income from our loans and our borrowing costs. As a result, most of our borrowings are based on LIBOR or the prime rate. The objective of this strategy is to minimize the impact of interest rate changes on our net interest income.

VALUATION OF LOANS

Our loans are recorded at cost and adjusted by net loan origination fees and discounts (which are recognized as adjustments of yield over the life of the loan) and loan loss reserves. In order to determine the estimated fair value of our loans, we use a present value technique for the anticipated future cash flows using certain assumptions including a current discount rate, potential prepayment risks and loan losses. If we were required to sell our loans at a time when we would not otherwise do so, there can be no assurance that management's estimates of fair values would be obtained and losses could be incurred.

At December 31, 2010, our loans were 73% variable-rate at spreads over LIBOR or the prime rate. Increases or decreases in interest rates will generally not have a material impact on the fair value of our variable-rate loans. We had $170.0 million of variable-rate loans at December 31, 2010. The estimated fair value of our variable-rate loans (approximately $166.3 million at December 31, 2010) is dependent upon several factors including changes in interest rates and the market for the type of loans that we have originated.

We had $63.2 million and $45.7 million of fixed-rate loans at December 31, 2010 and 2009, respectively. The estimated fair value of our fixed interest rate loans approximates their cost and is dependent upon several factors including changes in interest rates and the market for the types of loans that we have originated. Since changes in market interest rates do not affect the interest rates on our fixed-rate loans, any changes in these rates do not have an immediate impact on our interest income. Our interest rate risk on our fixed-rate loans is primarily related to loan prepayments and maturities.

The average maturity of our loan portfolio is less than its average contractual terms because of prepayments. Assuming market liquidity, the average life of mortgage loans tends to increase when the current mortgage rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when the current mortgage rates are substantially lower than rates on existing mortgage loans (due to refinancings of fixed-rate loans).

INTEREST RATE SENSITIVITY

At December 31, 2010 and 2009, we had $170.0 million and $151.0 million of variable-rate loans, respectively, and $73.1 million and $58.4 million of variable-rate debt, respectively. On the difference between our variable-rate loans outstanding and our variable-rate debt ($96.9 million and $92.6 million at December 31, 2010 and 2009, respectively) we have interest rate risk. To the extent variable rates decrease our interest income net of interest expense would decrease.

The sensitivity of our variable-rate loans and debt to changes in interest rates is regularly monitored and analyzed by measuring the characteristics of our assets and liabilities. We assess interest rate risk in terms of the potential effect on interest income net of interest expense in an effort to ensure that we are insulated from any significant adverse effects from changes in interest rates. As a result of our predominantly variable-rate portfolio, our earnings are susceptible to being reduced during periods of lower interest rates. Based on our analysis of the sensitivity of interest income and interest expense at December 31, 2010 and 2009, if the consolidated balance sheet were to remain constant and no actions were taken to alter the existing interest rate sensitivity, each hypothetical 25 basis point reduction in interest rates would have reduced net income by approximately $242,000 and $232,000, respectively, on an annual basis. In addition, as a REIT, the use of hedging interest rate risk is typically only provided on debt instruments due to potential negative REIT compliance to the extent the hedging strategy was based on our investments. Benefits derived from hedging strategies not based on debt instruments (*i.e.*, investments) may be deemed bad income for REIT qualification purposes. The use of a hedge strategy (on our debt instruments) would only be beneficial to fix our cost of funds and hedge against rising interest rates.

DEBT

Our debt is comprised of SBIC debentures, structured notes, junior subordinated notes, secured borrowings – government guaranteed loans and our Revolver. At December 31, 2010 and 2009, approximately $19.9 million and $10.1 million of our consolidated debt had fixed rates of interest and therefore was not affected by changes in interest rates. Our fixed-rate debt at December 31, 2010 was comprised of SBIC debentures and the structured notes of the 2000 Joint Venture. Our variable-rate debt is based on LIBOR and the prime rate and thus subject to adverse changes in market interest rates. Assuming there were no increases or decreases in the balance outstanding under our variable-rate debt at December 31, 2010, each hypothetical 100 basis point increase in interest rates would increase interest expense and therefore decrease net income by approximately $730,000.

The following presents the principal amounts by year of expected maturity, weighted average interest rates and estimated fair values to evaluate the expected cash flows and sensitivity to interest rate changes of our outstanding debt at December 31, 2010 and 2009.

	Years Ending December 31,						Carrying	Fair
	2011	2012	2013	2014	2015	Thereafter	Value	Value (1)
				(Dollars in thousands)				
Fixed-rate debt (2)...............	$ 1,652	$ 1,815	$ 6,155	$ 2,008	$ 6,205	$ 2,066	$ 19,901	$ 20,514
Variable-rate debt (LIBOR and prime based) (3) (4).......	16,123	2,414	2,463	2,570	2,534	46,964	73,068	68,142
Totals.............................	$ 17,775	$ 4,229	$ 8,618	$ 4,578	$ 8,739	$ 49,030	$ 92,969	$ 88,656

(1) The estimated fair value is based on a present value calculation based on prices of the same or similar instruments after considering risk, current interest rates and remaining maturities.

(2) The weighted average interest rate of our fixed-rate debt at December 31, 2010 was 6.7%.

(3) Principal payments on the structured notes and secured borrowings are dependent upon cash flows received from the underlying loans. Our estimate of their repayment is based upon scheduled principal payments on the underlying loans. Our estimate will differ from actual amounts to the extent we experience prepayments and/or loan losses.

(4) The weighted average interest rate of our variable-rate debt at December 31, 2010 was 3.3%.

	Years Ending December 31,							
	2010	2011	2012	2013	2014	Thereafter	Carrying Value	Fair Value (1)
				(Dollars in thousands)				
Fixed-rate debt (2)	$ 1,975	$ -	$ -	$ 4,173	$ -	$ 4,000	$ 10,148	$ 10,047
Variable-rate debt (LIBOR and prime rate based) (3)	24,239	1,294	1,343	1,366	1,425	28,694	58,361	45,817
Totals	$ 26,214	$ 1,294	$ 1,343	$ 5,539	$ 1,425	$ 32,694	$ 68,509	$ 55,864

(1) The estimated fair value is based on a present value calculation based on prices of the same or similar instruments after considering risk, current interest rates and remaining maturities.
(2) The weighted average interest rate of our fixed-rate debt at December 31, 2009 was 6.2%.
(3) The weighted average interest rate of our variable-rate debt at December 31, 2009 was 3.3%.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this Item 8 is hereby incorporated by reference to our Financial Statements beginning on page F-1 of this Form 10-K.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, management has evaluated the effectiveness of our disclosure controls and procedures (as defined under rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2010. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms and include controls and procedures designed to ensure the information required to be disclosed by the Company in such reports is accumulated and communicated to management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. We reviewed the results of management's assessment with the Audit Committee of the Board of Trust Managers.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.* Based on their assessment, management determined that as of December 31, 2010, the Company's internal control over financial reporting was effective based on those criteria.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm as stated in their report which appears herein.

LIMITATIONS ON THE EFFECTIVENESS OF CONTROLS

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal controls will prevent all error and fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with associated policies or procedures. Because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. OTHER INFORMATION

None.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item 10 with regard to directors and executive officers of the Company, compliance with Section 16(a) of the Exchange Act, the audit committee of the Board and the audit committee financial expert is hereby incorporated by reference to our definitive proxy statement to be filed with the SEC within 120 days after the year covered by this Form 10-K with respect to the Annual Meeting of Shareholders.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics for trust managers, officers and employees which is available on our website at www.pmctrust.com. Shareholders may request a free copy of the Code of Business Conduct and Ethics from:

PMC Commercial Trust
Attention: Investor Relations
17950 Preston Road, Suite 600
Dallas, Texas 75252
(972) 349-3235
www.pmctrust.com

We have also adopted a Code of Ethical Conduct for Senior Financial Officers setting forth a code of ethics applicable to our principal executive officer, principal financial officer and principal accounting officer, which is available on our website at www.pmctrust.com. Shareholders may request a free copy of the Code of Ethical Conduct for Senior Financial Officers from the address and phone number set forth above.

Corporate Governance Guidelines

We have adopted Corporate Governance Guidelines which are available on our website at www.pmctrust.com. Shareholders may request a free copy of the Corporate Governance Guidelines from the address and phone number set forth above under "-Code of Ethics."

Item 11. EXECUTIVE COMPENSATION

The information required by this Item 11 regarding executive compensation and the compensation committee of the Board is hereby incorporated by reference to our definitive proxy statement to be filed with the SEC within 120 days after the year covered by this Form 10-K with respect to the Annual Meeting of Shareholders.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The following table provides information at December 31, 2010 with respect to our common shares, either options or restricted shares, that may be issued under existing equity compensation plans, all of which have been approved by shareholders.

	(a)	(b)	(c)
Plan Category	Number of common shares to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of common shares remaining available for future issuances under equity compensation plans (excluding shares reflected in column (a))
Equity incentive plans	90,750	$10.11	306,000

Additional information regarding security ownership of certain beneficial owners and management and related shareholder matters is hereby incorporated by reference to our definitive proxy statement to be filed with the SEC within 120 days after the year covered by this Form 10-K with respect to the Annual Meeting of Shareholders.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, DIRECTOR INDEPENDENCE

The information required by this Item 13 regarding certain relationships and related transactions and director independence is hereby incorporated by reference to our definitive proxy statement to be filed with the SEC within 120 days after the year covered by this Form 10-K with respect to the Annual Meeting of Shareholders.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 regarding principal accountant fees and services is hereby incorporated by reference to our definitive proxy statement to be filed with the SEC within 120 days after the year covered by this Form 10-K with respect to the Annual Meeting of Shareholders.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report

(1) Financial Statements -
See index to Financial Statements set forth on page F-1 of this Form 10-K.

(2) Financial Statement Schedules -
Schedule II - Valuation and Qualifying Accounts
Schedule IV - Mortgage Loans on Real Estate

(3) Exhibits -
See Exhibit Index beginning on page E-1 of this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on our behalf by the undersigned, hereunto duly authorized.

PMC Commercial Trust
By: /s/ Lance B. Rosemore
Lance B. Rosemore, *President*

Dated March 16, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ LANCE B. ROSEMORE Lance B. Rosemore	Chairman of the Board of Trust Managers, President, Chief Executive Officer, Secretary and Trust Manager (Principal Executive Officer)	March 16, 2011
/s/ BARRY N. BERLIN Barry N. Berlin	Chief Financial Officer and Executive Vice President (Principal Financial and Principal Accounting Officer)	March 16, 2011
/s/ NATHAN COHEN Nathan Cohen	Trust Manager	March 16, 2011
/s/ DR. MARTHA GREENBERG Dr. Martha Greenberg	Trust Manager	March 16, 2011
/s/ BARRY A. IMBER Barry A. Imber	Trust Manager	March 16, 2011
/s/ IRVING MUNN Irving Munn	Trust Manager	March 16, 2011

(This page intentionally left blank)

PMC COMMERCIAL TRUST AND SUBSIDIARIES
FORM 10-K
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Trust Managers of
PMC Commercial Trust:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, equity, and cash flows present fairly, in all material respects, the financial position of PMC Commercial Trust (the "Company") and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the index appearing under Item 15(a)(2) present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Report on Internal Control over Financial Reporting" appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedules, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2010, new accounting standards required the Company to change the manner in which it accounts for the recognition of certain loan sales and to consolidate certain variable interest entities.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally

PricewaterhouseCoopers LLP, 2001 Ross Avenue, Suite 1800, Dallas, Texas 75201
T: (214) 999-1400, F: (214) 754-7991, www.pwc.com/us



accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

March 16, 2011

PMC COMMERCIAL TRUST AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2010	December 31, 2009
ASSETS		
Loans receivable, net:		
Commercial mortgage loans receivable, pledged to revolving credit facility	$ 122,581	$ 134,017
Commercial mortage loans receivable, subject to structured notes payable	40,421	19,782
SBIC commercial mortgage loans receivable	31,113	27,592
SBA 7(a) loans receivable, subject to secured borrowings	20,533	-
SBA 7(a) loans receivable	18,570	15,251
Loans receivable, net	233,218	196,642
Restricted cash and cash equivalents	5,786	1,365
Real estate owned	3,477	5,479
Cash and cash equivalents	2,642	7,838
Retained interests in transferred assets	1,010	12,527
Other assets	5,994	4,392
Total assets	$ 252,127	$ 228,243
LIABILITIES AND EQUITY		
Liabilities:		
Debt:		
Junior subordinated notes	$ 27,070	$ 27,070
Structured notes payable	22,157	8,291
Secured borrowings - government guaranteed loans	21,765	-
Revolving credit facility	13,800	23,000
SBIC debentures payable	8,177	8,173
Redeemable preferred stock of subsidiary	-	1,975
Debt	92,969	68,509
Borrower advances	3,462	2,368
Accounts payable and accrued expenses	2,678	2,364
Dividends payable	1,712	1,731
Deferred gains on property sales	685	686
Other liabilities	61	127
Total liabilities	101,567	75,785
Commitments and contingencies		
Beneficiaries' equity:		
Common shares of beneficial interest; authorized 100,000,000 shares of $0.01 par value; 11,095,883 and 11,084,683 shares issued at December 31, 2010 and 2009, respectively, 10,559,554 and 10,548,354 shares outstanding at December 31, 2010 and 2009, respectively	111	111
Additional paid-in capital	152,756	152,611
Net unrealized appreciation of retained interests in transferred assets	276	325
Cumulative net income	172,449	167,686
Cumulative dividends	(171,031)	(164,274)
	154,561	156,459
Less: Treasury stock; at cost, 536,329 shares at December 31, 2010 and 2009	(4,901)	(4,901)
Total beneficiaries' equity	149,660	151,558
Noncontrolling interests - cumulative preferred stock of subsidiary	900	900
Total equity	150,560	152,458
Total liabilities and equity	$ 252,127	$ 228,243

The accompanying notes are an integral part of these consolidated financial statements.

PMC COMMERCIAL TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Years Ended December 31,		
	2010	2009	2008
Revenues:			
Interest income	$ 13,537	$ 11,180	$ 14,540
Income from retained interests in transferred assets	163	2,862	6,365
Other income	1,763	2,225	2,212
Total revenues	15,463	16,267	23,117
Expenses:			
Interest	4,016	2,869	3,999
Salaries and related benefits	3,927	3,871	4,705
General and administrative	2,168	2,096	2,304
Provision for loan losses, net	641	989	439
Severance and related benefits	-	-	1,808
Permanent impairments on retained interests in transferred assets	-	552	521
Total expenses	10,752	10,377	13,776
Income before income tax benefit (provision) and discontinued operations	4,711	5,890	9,341
Income tax benefit (provision)	131	167	(319)
Income from continuing operations	4,842	6,057	9,022
Discontinued operations	(545)	704	784
Net income	$ 4,297	$ 6,761	$ 9,806
Weighted average shares outstanding:			
Basic	10,554	10,573	10,767
Diluted	10,570	10,573	10,767
Basic and diluted earnings per share:			
Income from continuing operations	$ 0.46	$ 0.57	$ 0.84
Discontinued operations	(0.05)	0.07	0.07
Net income	$ 0.41	$ 0.64	$ 0.91

The accompanying notes are an integral part of these consolidated financial statements.

PMC COMMERCIAL TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Years Ended December 31,		
	2010	**2009**	**2008**
Net income	$ 4,297	$ 6,761	$ 9,806
Change in net unrealized appreciation of retained interests in transferred assets:			
Net unrealized appreciation (depreciation) arising during period	240	(206)	(1,172)
Realized gains included in net income	(24)	(89)	(153)
	216	(295)	(1,325)
Comprehensive income	$ 4,513	$ 6,466	$ 8,481

The accompanying notes are an integral part of these consolidated financial statements.

PMC COMMERCIAL TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(In thousands, except share and per share data)

	Common Shares of Beneficial Interest Outstanding	Par Value	Additional Paid-in Capital	Net Unrealized Appreciation of Retained Interests in Transferred Assets	Cumulative Net Income	Cumulative Dividends	Treasury Stock	Cumulative Preferred Stock of Subsidiary	Total Equity
Balances, January 1, 2008	10,765,033	$ 111	$ 152,331	$ 1,945	$ 151,119	$ (145,921)	$ (3,231)	$ 900	$ 157,254
Net unrealized depreciation	-	-	-	(1,325)	-	-	-	-	(1,325)
Share-based compensation expense	14,900	-	129	-	-	-	-	-	129
Treasury shares, net	(85,145)	-	-	-	-	-	(594)	-	(594)
Dividends ($1.015 per share)	-	-	-	-	-	(10,908)	-	-	(10,908)
Net income	-	-	-	-	9,806	-	-	-	9,806
Balances, December 31, 2008	10,694,788	111	152,460	620	160,925	(156,829)	(3,825)	900	154,362
Net unrealized depreciation	-	-	-	(295)	-	-	-	-	(295)
Share-based compensation expense	18,400	-	151	-	-	-	-	-	151
Treasury shares, net	(164,834)	-	-	-	-	-	(1,076)	-	(1,076)
Dividends ($0.705 per share)	-	-	-	-	-	(7,445)	-	-	(7,445)
Net income	-	-	-	-	6,761	-	-	-	6,761
Balances, December 31, 2009	10,548,354	111	152,611	325	167,686	(164,274)	(4,901)	900	152,458
Cumulative effect adjustment	-	-	-	(265)	466				201
Net unrealized appreciation	-	-	-	216	-	-	-	-	216
Shares issued through exercise of stock options	1,500	-	11	-	-	-	-	-	11
Share-based compensation expense	9,700	-	134	-	-	-	-	-	134
Dividends ($0.64 per share)	-	-	-	-	-	(6,757)	-	-	(6,757)
Net income	-	-	-	-	4,297	-	-	-	4,297
Balances, December 31, 2010	10,559,554	$ 111	$ 152,756	$ 276	$ 172,449	$ (171,031)	$ (4,901)	$ 900	$ 150,560

The accompanying notes are an integral part of these consolidated financial statements.

PMC COMMERCIAL TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2010	2009	2008
Cash flows from operating activities:			
Net income	$ 4,297	$ 6,761	$ 9,806
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation	12	25	27
Permanent impairments on retained interests in transferred assets	-	552	521
Impairment losses	325	-	-
Gains on foreclosure and sales of real estate	(78)	(1,195)	(784)
Deferred income taxes	(645)	(256)	47
Provision for loan losses, net	641	989	439
Unrealized premium adjustment	1,501	(23)	(10)
Amortization and accretion, net	219	(402)	(335)
Share-based compensation	134	151	129
Capitalized loan origination costs	(316)	(239)	(207)
Loans funded, held for sale	(27,602)	(24,384)	(8,397)
Proceeds from sale of guaranteed loans	-	24,996	4,059
Principal collected on loans	427	-	-
Loan fees remitted, net	(20)	(65)	(8)
Change in operating assets and liabilities:			
Borrower advances	1,104	(451)	(247)
Accounts payable and accrued expenses	272	(749)	926
Other liabilities	(54)	(140)	(202)
Other assets	(321)	290	205
Net cash provided by (used in) operating activities	(20,104)	5,860	5,969
Cash flows from investing activities:			
Loans funded	(10,838)	(6,051)	(26,190)
Principal collected on loans receivable	20,572	14,640	37,967
Principal collected on retained interests in transferred assets	200	308	532
Investment in retained interests in transferred assets	-	(559)	(2,820)
Principal collected on mortgage-backed security of affiliate	-	162	104
Purchase of furniture, fixtures, and equipment	-	(5)	-
Proceeds received from sales of real estate owned, net	2,373	-	-
Investment in unconsolidated subsidiary	(1,024)	-	-
Release of (investment in) restricted cash and cash equivalents, net	(1,024)	1,181	2,842
Net cash provided by investing activities	10,259	9,676	12,435
Cash flows from financing activities:			
Purchase of treasury shares	-	(1,076)	(594)
Proceeds from issuance of common shares	11	-	-
Proceeds from (repayment of) revolving credit facility, net	(9,200)	300	22,700
Repayment of conduit facility, net	-	-	(23,950)
Payment of principal on structured notes payable	(5,404)	(5,817)	(7,205)
Proceeds from secured borrowings - government guaranteed loans	28,445	-	-
Payment of principal on secured borrowings - government guaranteed loans	(427)	-	-
Redemption of redeemable preferred stock of subsidiary	(2,000)	(2,000)	-
Payment of borrowing costs	-	(30)	-
Payment of dividends	(6,776)	(9,681)	(10,234)
Net cash provided by (used in) financing activities	4,649	(18,304)	(19,283)
Net decrease in cash and cash equivalents	(5,196)	(2,768)	(879)
Cash and cash equivalents, beginning of year	7,838	10,606	11,485
Cash and cash equivalents, end of year	$ 2,642	$ 7,838	$ 10,606

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Summary of Significant Accounting Policies:

Business
PMC Commercial Trust ("PMC Commercial" or together with its wholly-owned subsidiaries, "we," "us" or "our") was organized in 1993 as a Texas real estate investment trust ("REIT"). Our common shares of beneficial interest ("Common Shares") are traded on the NYSE Amex (symbol "PCC"). We primarily obtain income from the yield and other related fee income earned on our investments from our lending activities. To date, these investments have principally been in the hospitality industry.

Principles of Consolidation
The accompanying consolidated financial statements have been prepared by management in accordance with U.S. generally accepted accounting principles, or GAAP. We consolidate entities that we control as well as variable interest entities ("VIEs") for which we are the primary beneficiary. A VIE is an entity for which control is achieved through means other than voting rights. An entity should consolidate a VIE if that entity will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both. To the extent we do not have a majority voting interest, we use the equity method to account for investments for which we have the ability to exercise significant influence over operating and financial policies. Consolidated net income includes our share of the net earnings of any VIE for which we are not the primary beneficiary. All material intercompany balances and transactions have been eliminated.

During 2005, PMC Commercial issued notes payable (the "Junior Subordinated Notes") of approximately $27.1 million due March 30, 2035 to a special purpose subsidiary deemed to be a VIE. The Junior Subordinated Notes, included in our consolidated balance sheets, are subordinated to PMC Commercial's existing debt. Since PMC Commercial is not considered to be the primary beneficiary, the VIE is not consolidated in PMC Commercial's financial statements and the equity method is used to account for our investment in the VIE.

At December 31, 2009, we had two off-balance sheet securitizations: PMC Joint Venture, L.P. 2000 (the "2000 Joint Venture") and PMC Capital L.P. 1998-1 (the "1998 Partnership"). Due to a change in accounting rules, these qualified special purpose entities ("QSPEs") were consolidated beginning January 1, 2010. The following table summarizes the assets and liabilities of the 2000 Joint Venture and the 1998 Partnership (which represents a non-cash transaction) which were previously included as retained interests in transferred assets ("Retained Interests"):

		January 1, 2010
		(In thousands)
Loans receivable, net	$	27,752
Restricted cash and cash equivalents		3,396
Other assets		168
Total assets	$	31,316
Structured notes payable (1)	$	19,524
Other liabilities		58
Total liabilities	$	19,582

(1) Included $254 held by PMC Commercial which was eliminated in consolidation.

Recently Issued Accounting Pronouncements
ASC topic 860 (formerly FASB No. 166, "Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140) was issued in June 2009. ASC 860 amended the accounting guidance for transfers of financial assets including (1) eliminating the concept of QSPEs for prospective securitizations, (2) a new unit of account definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, (3) clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale, (4) a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor, and (5) extensive new disclosures. ASC 860 was effective for interim and annual reporting periods beginning after November 15, 2009. This standard affected our accounting for secondary market loan transactions beginning on January 1, 2010, the date we adopted the standard. We are required to treat certain legally

sold portions of loans (those sold for excess spread and those sold for excess spread and a 10% cash premium) as secured borrowings for the life of the loan. The impact to our consolidated balance sheet was to reflect the government guaranteed portion of our SBA 7(a) loans as loans receivable and secured borrowings for these legally sold portions of our loans. For statement of cash flow purposes, proceeds received from the sale of the guaranteed portion of SBA 7(a) loans are reflected as a financing activity; whereas previously these proceeds were reflected as operating activities.

ASC topic 810 (formerly FASB No. 167, "Amendments to FASB Interpretation No. 46(R)") was issued in June 2009. ASC 810 required an entity to perform an analysis to determine whether the entity's variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the entity that has both of the following characteristics: (1) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (2) the obligation to absorb the losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from that entity that could potentially be significant to the variable interest entity. ASC 810 was effective for interim and annual reporting periods beginning after November 15, 2009. Our off-balance sheet securitizations were consolidated beginning January 1, 2010, the date we adopted the standard. Determining the carrying amounts of the assets and liabilities of the securitizations was not practicable and the assets of the securitizations can only be used to settle obligations of the securitizations; therefore, the unpaid principal balance method was used to recognize assets and liabilities of the securitizations. The difference of approximately $466,000 between the net amounts added to our consolidated balance sheet as assets and liabilities and our Retained Interests was recognized as a cumulative effect adjustment in our beneficiaries' equity. Unrealized appreciation of Retained Interests of $265,000 was reversed in conjunction with the consolidation; therefore, the net effect to our beneficiaries' equity was an increase of approximately $201,000.

ASC topic 310 was issued in July 2010. ASC 310 requires additional disclosures about the credit quality of financing receivables and the allowance for credit losses. ASC 310 was effective for interim and annual reporting periods ending on or after December 15, 2010.

Loans Receivable, net

We primarily originate loans to small businesses collateralized by first liens on the real estate of the related business. Loans receivable are carried at their unamortized principal balance less net loan origination fees, discounts and loan loss reserves. For loans originated under the Small Business Administration's ("SBA") 7(a) Guaranteed Loan Program ("SBA 7(a) ") upon sale of the SBA guaranteed portion of the loans which are accounted for as sales, the unguaranteed portion of the loan retained by us is valued on a fair value basis and a discount (the "Retained Loan Discount") is recorded as a reduction in basis of the retained portion of the loan.

We evaluate our loans for possible impairment on a quarterly basis. Our impairment analysis includes specific and general loan loss reserves. The general loan loss reserve is established when available information indicates that it is probable a loss has occurred in the portfolio and the amount of the loss can be reasonably estimated. Significant judgment is required in determining the general loan loss reserve, including estimates of the likelihood of default and the estimated fair value of the collateral. The determination of whether significant doubt exists and whether a specific loan loss reserve is necessary requires judgment and consideration of the facts and circumstances existing at the evaluation date. Our evaluation of the possible establishment of a specific loan loss reserve is based on a review of our historical loss experience, adverse circumstances that may affect the ability of the borrower to repay interest and/or principal and, to the extent the payment of the loan becomes dependent upon liquidation of the collateral, the estimated fair value of the collateral. The estimated fair value of the collateral is determined based on the appraised value, tax assessed value and/or cash flows.

Real Estate Owned ("REO")

REO consists of properties acquired by foreclosure in partial or total satisfaction of non-performing loans. REO in satisfaction of a loan is recorded at estimated fair value less costs to sell at the date of foreclosure. Any excess of the carrying value of the loan over the estimated fair value of the property less estimated costs to sell is charged-off to the loan loss reserve when title to the property is obtained. Any excess of the estimated fair value of the property less estimated costs to sell and the carrying value is recorded as gain on foreclosure within discontinued operations when title to the property is obtained. Subsequent to foreclosure, REO is valued at the lower of cost or market. Any impairment losses are recorded within discontinued operations.

Retained Interests
Historically, Retained Interests primarily represented the subordinate interest in QSPEs created in conjunction with structured loan sale transactions. Retained Interests are carried at estimated fair value, with realized gains and permanent impairments included in net income and unrealized gains and losses recorded in beneficiaries' equity. The estimated fair value of our Retained Interests is based on estimates of the present value of future cash flows we expect to receive. Effective January 1, 2010, Retained Interests consists solely of the remaining value attributable to any excess spread between the interest rate due to us from our borrowers and the rate payable to the purchaser of the guaranteed portion of the note and the required minimum servicing spread on secondary market loan sales completed prior to January 1, 2010.

Cash and Cash Equivalents
We generally consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Generally, we maintain cash, cash equivalents and restricted investments in accounts in excess of federally insured limits with various financial institutions. We regularly monitor the financial institutions and do not believe a significant credit risk is associated with the deposits in excess of federally insured amounts.

Restricted Cash and Cash Equivalents
Represents the collection and cash reserve accounts required to be held on behalf of the structured noteholders as collateral pursuant to the securitization transaction documents. Cash reserve accounts may be required to be used to repay the structured noteholders pursuant to the transaction documents.

Deferred Borrowing Costs
Costs incurred in connection with the issuance of debt are being amortized to expense over the life of the related obligation using the effective interest method. Deferred borrowing costs are included in other assets on our consolidated balance sheets.

Borrower Advances
In general, as part of the monitoring process to verify that the borrowers' cash equity is utilized for its intended purpose, we receive deposits from our borrowers and release funds upon presentation of appropriate documentation. Funds held on behalf of borrowers are included as a liability on the consolidated balance sheets.

Deferred Gains on Property Sales
We evaluate our property sales individually to determine if they qualify for full accrual gain treatment. If the down payment received is not sufficient to qualify for full gain treatment, we record initial installment gains and defer the remaining gains. The remaining gains are recorded to income as principal is received on the related loans until the required amount of cash proceeds are obtained from the purchasers to qualify for full accrual gain treatment.

Net Unrealized Appreciation of Retained Interests
Net unrealized appreciation of Retained Interests represents the excess of estimated fair value of our Retained Interests over their cost basis.

Revenue Recognition Policies

Interest Income
Interest income includes interest earned on loans and our short-term investments and the amortization of net loan origination fees and discounts. Interest income on loans is accrued as earned with the accrual of interest suspended when the related loan becomes a non-accrual loan. A loan receivable is generally classified as non-accrual (a "Non-Accrual Loan") if (1) it is past due as to payment of principal or interest for a period of 60 days or more, (2) any portion of the loan is classified as doubtful or is charged-off or (3) if the repayment in full of the principal and/or interest is in doubt. Generally, loans are charged-off when management determines that we will be unable to collect any remaining amounts due under the loan agreement, either through liquidation of collateral or other means. Interest income on a Non-Accrual Loan is recognized on either the cash basis or the cost recovery basis.

Origination fees and direct loan origination costs, net, are deferred and accreted to income as an adjustment of yield over the life of the related loan receivable using the effective interest method.

For loans recorded with a Retained Loan Discount, these discounts are recognized as an adjustment of yield over the life of the related loan receivable using the effective interest method.

Income from Retained Interests

The income from our Retained Interests represents the accretion (recognized using the effective interest method) on our Retained Interests which was determined based on estimates of future cash flows.

Other Income

Other income consists primarily of premium income, servicing income, prepayment fees and other loan related income. Historically, premium income represented the difference between the relative fair value attributable to the sale of the guaranteed portion of a loan originated under the SBA 7(a) Program and the principal balance (cost) allocated to the loan. The sale price included the value attributable to any excess servicing spread retained by us plus any cash received. Effective January 1, 2010, premium income is only recognized on the sale of loans sold solely for a cash premium and minimum required 1% servicing spread. Servicing income represents the fees we receive for servicing loans of the sold portion of our SBA 7(a) loans and is recognized as revenue when the services are performed. Prepayment fees are recognized as revenue when loans are prepaid. Late fees and other loan related fees are recognized as revenue when chargeable, assuming collectibility is reasonably assured.

Income Taxes

We have elected to be taxed as a REIT under the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent we qualify for taxation as a REIT, we generally will not be subject to a Federal corporate income tax on our taxable income that is distributed to our shareholders. We may, however, be subject to certain Federal excise taxes and state and local taxes on our income and property. If PMC Commercial fails to qualify as a REIT in any taxable year, it will be subject to Federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and will not be able to qualify as a REIT for four subsequent taxable years. In order to remain qualified as a REIT under the Code, we must satisfy various requirements in each taxable year, including, among others, limitations on share ownership, asset diversification, sources of income, and the distribution of at least 90% of our taxable income within the specified time in accordance with the Code.

PMC Commercial has wholly-owned taxable REIT subsidiaries ("TRS's") which are subject to Federal income taxes. The income generated from the taxable REIT subsidiaries is taxed at normal corporate rates. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

We have established a policy on classification of penalties and interest related to audits of our Federal and state income tax returns. If incurred, our policy for recording interest and penalties associated with audits will be to record such items as a component of income before income tax provision (benefit) and discontinued operations. Penalties, if incurred, will be recorded in general and administrative expense and interest paid or received will be recorded in interest expense or interest income, respectively, in the consolidated statements of income.

Earnings per Share

Earnings per share is computed by dividing net income by the weighted-average number of shares outstanding. Diluted earnings per share includes the dilutive effect, if any, of share-based compensation awards.

Distributions to Shareholders

Distributions to shareholders are recorded on the ex-dividend date.

Share-Based Compensation Plans

We have options outstanding under share-based compensation plans described more fully in Note 14. We use fair value recognition provisions to account for all awards granted, modified or settled.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from our estimates. Our most sensitive estimates involved determination of loan loss reserves and valuation of our real estate owned.

Reclassifications
Certain prior period amounts have been reclassified to conform with the current period presentation. These reclassifications had no effect on previously reported net income or cash flows.

Note 2. Loans Receivable, net:

Loans receivable, net, consisted of the following:

	December 31,	
	2010	2009
	(In thousands)	
Commercial mortgage loans, pledged to revolving credit facility	$ 124,065	$ 135,331
Commercial mortgage loans, subject to structured notes payable	40,514	19,806
SBIC commercial mortgage loans	31,289	27,854
SBA 7(a) loans, subject to secured borrowings	20,326	-
SBA 7(a) loans	18,673	15,256
Total loans receivable	234,867	198,247
Less:		
Deferred commitment fees, net	(40)	(348)
Loan loss reserves	(1,609)	(1,257)
Loans receivable, net	$ 233,218	$ 196,642

Commercial mortgage loans, pledged to revolving credit facility
Represents loans of PMC Commercial Trust which collateralize our $30 million revolving credit facility.

Commercial mortgage loans, subject to structured notes payable
Represents loans contributed to special purpose entities in exchange for a subordinated financial interest in that entity. The collateral of the structured notes payable includes these loans.

SBIC commercial mortgage loans
Loans originated by our Small Business Investment Company ("SBIC") subsidiaries.

SBA 7(a) loans, subject to secured borrowings
Represents the government guaranteed portion of loans which were sold with the proceeds received from the sale reflected as secured borrowings – government guaranteed loans (a liability on our consolidated balance sheet). There is no credit risk associated with these loans since the SBA has guaranteed payment of the principal.

SBA 7(a) loans
Represents the non-government guaranteed retained portion of loans originated under the SBA 7(a) program and the government guaranteed portion of loans that have not yet been fully funded or legally sold. The balance is net of Retained Loans Discounts of $1.3 million and $1.5 million at December 31, 2010 and 2009, respectively.

Concentration Risks

We have certain concentrations of investments. Substantially all of our revenue is generated from loans collateralized by hospitality properties. At December 31, 2010, our loans were 94% concentrated in the hospitality industry. Any economic factors that negatively impact the hospitality industry, including recessions, depressed commercial real estate markets, travel restrictions, bankruptcies or other political or geopolitical events, could have a material adverse effect on our financial condition and results of operations.

At December 31, 2010, 19% of our loans were collateralized by properties in Texas. No other state had a concentration of 10% or greater of our loans receivable at December 31, 2010. A decline in economic conditions in any state in which we have a concentration of investments could have a material adverse effect on our financial condition and results of operations.

We have not loaned more than 10% of our assets to any single borrower; however, we have an affiliated group of obligors representing greater than 5% of our loans receivable (approximately 6%) at December 31, 2010. Any decline in the financial status of this group could have a material adverse effect on our financial condition and results of operations.

Aging

The following table represents an aging of our loans receivable at December 31, 2010. This table does not include our SBA 7(a) loans receivable, subject to secured borrowings since the SBA has guaranteed payment of the principal.

Category	Totals		Commercial Mortgage Loans		SBA 7(a) Loans	
			(Dollars in thousands)			
Current (1)	$ 196,539	91.6%	$ 178,592	91.2%	$ 17,947	96.1%
Between 30 and 59 days delinquent	4,877	2.3%	4,664	2.4%	213	1.1%
Between 60 and 89 days delinquent	5,576	2.6%	5,253	2.7%	323	1.7%
Over 89 days delinquent (2)	7,549	3.5%	7,359	3.8%	190	1.0%
	$ 214,541	100.0%	$ 195,868	100.0%	$ 18,673	100.0%

(1) *Includes $9.0 million of loans which are current under agreements which provide for interest only payments during a short period of time (not more than six months remaining) in exchange for additional collateral. Of this, $7.2 million relates to an affiliated group of obligors described above.*

(2) *Includes $6.3 million of loans on which the borrowers have filed for Chapter 11 Bankruptcy. We are classified as a secured creditor in the bankruptcy proceedings. In addition, the collateral underlying $1.1 million of loans included in the over 89 days delinquent category are in the foreclosure process.*

Loan Loss Reserves

We have a quarterly review process to identify and evaluate potential exposure to loan losses. Loans that require specific identification review are identified based on one or more negative characteristics including, but not limited to, non-payment or lack of timely payment of interest and/or principal, non-payment or lack of timely payment of property taxes for an extended period of time, insurance defaults and/or franchise defaults. The specific identification evaluation begins with an estimation of underlying collateral values using appraisals, broker price opinions, tax assessed value and/or revenue analysis. Management uses appraisals as tools in conjunction with other determinants of collateral value to estimate collateral values, not as the sole determinant of value due to the current economic environment. The property valuation takes into consideration current information on property values in general and value changes in commercial real estate and/or hospitality properties. The probability of liquidation is then determined. These probability determinations include macroeconomic factors, the location of the property and economic environment where the property is located, industry specific factors relating primarily to the hospitality industry (and further the limited service segment of the hospitality industry), our historical experience with similar borrowers and/or individual borrower or collateral characteristics, and in certain circumstances, the strength of the guarantors. The liquidation probability is then applied to the specifically identified exposure to loss to establish the specifically identified reserve for that loan.

Management closely monitors our loans which require evaluation for loan loss reserves based on specific identification which are classified into three categories: Doubtful, Substandard and Other Assets Especially Mentioned ("OAEM") (together "Specific Identification Loans"). Loans classified as Doubtful are generally loans which are not complying with their contractual terms, the collection of the balance of the principal is considered impaired and on which the fair value of the collateral is less than the remaining unamortized principal balance. These loans are typically placed on non-accrual status and are generally in the foreclosure process. Loans classified as Substandard are generally those loans that are either not complying or had previously not complied with their contractual terms and have other credit weaknesses which may make payment default or principal exposure likely but not yet certain. Loans classified as OAEM are generally loans for which the credit quality of the borrowers has temporarily deteriorated. Typically the borrowers are current on their payments; however, they may be delinquent on their property taxes, insurance, or franchise fees. In addition, included in OAEM are loans for which the borrowers have filed for Chapter 11 Bankruptcy and we are classified as a secured creditor in the bankruptcy proceedings. Until bankruptcy plans are confirmed, the loans are typically delinquent.

Management has classified our loans receivable (excluding our SBA 7(a) loans receivable, subject to secured borrowings since the SBA has guaranteed payment of the principal) as follows (balances represent our investment in the loans prior to loan loss reserves and deferred commitment fees):

	December 31,							
	2010						2009	
	Totals	%	Commercial Mortgage Loans	%	SBA 7(a) Loans	%	Amount	%
	(Dollars in thousands)							
Satisfactory.....	$ 187,630	87.5%	$ 169,880	86.7%	$ 17,750	95.1%	$ 177,130	89.3%
OAEM..........	16,886	7.9%	16,872	8.6%	14	0.1%	17,593	8.9%
Substandard....	9,113	4.2%	8,469	4.3%	644	3.4%	443	0.2%
Doubtful........	912	0.4%	647	0.3%	265	1.4%	3,081	1.6%
	$ 214,541	100.0%	$ 195,868	100.0%	$ 18,673	100.0%	$ 198,247	100.0%

At December 31, 2010 and 2009, we had loan loss reserves of $1,609,000 and $1,257,000, respectively, including general loan loss reserves of $1,100,000 and $650,000, respectively. Our provision for loan losses (excluding reductions of loan losses) as a percentage of our weighted average outstanding loans receivable (excluding SBA 7(a) loans receivable, subject to secured borrowings) was 0.46% and 0.57% during 2010 and 2009, respectively. To the extent one or several of our loans experience significant operating difficulties and we are forced to liquidate the loans, future losses may be substantial.

During the five-year period ended December 31, 2010, our aggregate provision for loan losses, net, was approximately $2.3 million or 25 basis points per year based on the five-year average of our loans receivable. Our total loan loss reserves and general loan loss reserves as a percentage of our outstanding portfolio (excluding SBA 7(a) loans receivable, subject to secured borrowings) were approximately 73 basis points and 50 basis points, respectively, at December 31, 2010.

The activity in our loan loss reserves was as follows:

	Years Ended December 31,		
	2010	2009	2008
	(In thousands)		
Balance, beginning of year........................	$ 1,257	$ 480	$ 42
Provision for loan losses............................	1,019	1,076	488
Reduction of loan losses..............................	(378)	(87)	(36)
Consolidation of the 2000 Joint Venture and the 1998 Partnership reserves...........	184	-	-
Principal balances written-off.....................	(473)	(212)	(14)
Balance, end of year..............................	$ 1,609	$ 1,257	$ 480

Impaired Loan Data

Information on those loans considered to be impaired loans (loans for which it is probable that the lender will be unable to collect all amounts due based on the original contractual terms of the loan) was as follows:

	At December 31,			
	2010			
	Total	Commercial Mortgage Loans	SBA 7(a) Loans	2009
	(In thousands)			
Impaired loans requiring reserves	$ 687	$ 419	$ 268	$ 3,132
Impaired loans expected to be fully recoverable	228	228	-	228
Total impaired loans	$ 915	$ 647	$ 268	$ 3,360

	Years Ended December 31,				
	2010				
	Total	Commercial Mortgage Loans	SBA 7(a) Loans	2009	2008
	(In thousands)				
Average impaired loans	$ 4,317	$ 3,558	$ 759	$ 5,661	$ 2,404
Interest income on impaired loans	$ 114	$ 89	$ 25	$ 83	$ 163

Our recorded investment in Non-Accrual Loans at December 31, 2010 of $12,275,000 was comprised of $519,000 of SBA 7(a) loans and $11,756,000 of commercial mortgage loans. Our recorded investment in Non-Accrual Loans at December 31, 2009 was $3,151,000. The collateral securing the majority of our Non-Accrual Loans was in the process of foreclosure or bankruptcy proceedings at December 31, 2010 and 2009. We did not have any loans receivable past due 90 days or more which were accruing interest at December 31, 2010 or 2009.

Additional Credit Quality Indicator

The year of origination for our loans receivable (excluding our SBA 7(a) loans receivable, subject to secured borrowings since the SBA has guaranteed payment of the principal) were as follows:

Year of Origination	Totals		Commercial Mortgage Loans		SBA 7(a) Loans	
			(Dollars in thousands)			
1991 to 1999	$ 36,405	17.0%	$ 35,057	17.9%	$ 1,348	7.2%
2000 to 2004	56,497	26.3%	53,739	27.4%	2,758	14.8%
2005 to 2007	79,118	36.9%	77,773	39.7%	1,345	7.2%
2008 to 2010	42,521	19.8%	29,299	15.0%	13,222	70.8%
	$ 214,541	100.0%	$ 195,868	100.0%	$ 18,673	100.0%

We consider loan origination dates to be a credit quality indicator of our portfolio. Loans originated from 1991 to 1999 are heavily seasoned; thus typically representing a smaller risk in terms of loss upon liquidation due to paydowns of principal. For loans originated during 2005 to 2007, the businesses collateralizing these loans (within a short period of time following closing of the loans) were subject to extreme conditions including a recession and resulting decrease in property values and performance. Industry performance, while improving, has not yet reached pre-recession levels. The majority of our loan receivable which were over 89 days delinquent at December 31, 2010 were originated from 2005 to 2007.

Note 3. Retained Interests:

Our Retained Interests consisted of the following:

	At December 31, 2010				
	Estimated Fair Value				
	OC Piece	Reserve Fund	IO Receivable	Total	Cost
			(In thousands)		
First Western	$ -	$ -	$ 1,010	$ 1,010	$ 734
	$ -	$ -	$ 1,010	$ 1,010	$ 734

	At December 31, 2009				
	Estimated Fair Value				
	OC Piece	Reserve Fund	IO Receivable	Total	Cost
			(In thousands)		
First Western	$ -	$ -	$ 994	$ 994	$ 934
1998 Partnership (1)	280	1,012	101	1,393	1,355
2000 Joint Venture (1)	8,495	1,409	236	10,140	9,913
	$ 8,775	$ 2,421	$ 1,331	$ 12,527	$ 12,202

(1) Effective January 1, 2010, due to a change in accounting rules, we now consolidate the assets and liabilities of the 1998 Partnership and the 2000 Joint Venture.

The SBA guaranteed portions of our loans receivable sold to either dealers in government guaranteed loans receivable or institutional investors ("Secondary Market Loan Sales") when each individual loan becomes fully funded. Our SBA 7(a) subsidiary has Retained Interests related to the sale of loans originated pursuant to the SBA 7(a) program prior to January 1, 2010. Effective January 1, 2010, based on a change in accounting rules, we no longer record additions to Retained Interests.

On Secondary Market Loan Sales prior to January 1, 2010, to the extent we retained an excess spread between the interest rate due to us from our borrowers and the rate payable to the purchaser of the guaranteed portion of the note and the required minimum servicing spread ("Excess Spread"), we established Retained Interests. In determining the estimated fair value of our Retained Interests related to Secondary Market Loan Sales completed prior to January 1, 2010, our assumptions at December 31, 2010 included a prepayment speed of 15% per annum and a discount rate of 13.8%.

The following sensitivity analysis of our Retained Interests at December 31, 2010 highlights the volatility that results when loan losses and discount rates are different than our assumptions:

Changed Assumption	Estimated Fair Value	Asset Change (1)
	(In thousands)	
Prepayments increase by 500 basis points per annum	$877	($133)
Prepayments increase by 1000 basis points per annum	$776	($234)
Discount rates increase by 300 basis points	$941	($ 69)
Discount rates increase by 500 basis points	$899	($111)

(1) Any depreciation of our Retained Interests would be either included in the accompanying statement of income as a permanent impairment or on our consolidated balance sheet in beneficiaries' equity as an unrealized loss.

No credit losses are assumed for our Retained Interests since the SBA has guaranteed the payment of the principal on these loans.

These sensitivities are hypothetical and should be used with caution. Values based on changes in these assumptions generally cannot be extrapolated since the relationship of the change in assumptions to the change in estimated fair value is not linear. The effect of a variation in a particular assumption on the estimated fair value of our Retained Interests is calculated without changing any other assumption. In reality, changes in one factor are not isolated from changes in another which might magnify or counteract the sensitivities.

Note 4. Other Assets:

Other assets consisted of the following:

	December 31,	
	2010	2009
	(In thousands)	
Investment in VIE's (1)	$ 2,183	$ 1,122
Deferred tax asset, net (2)	1,039	394
Deferred borrowing costs, net	836	885
Servicing asset, net	758	728
Interest receivable	691	594
Prepaid expenses and deposits	286	343
Other	201	326
	$ 5,994	$ 4,392

(1) *During August 2010, we increased our investment in our unconsolidated variable interest entity by repaying its mortgage note of approximately $1.0 million. In January 2011, our lessee exercised the fixed purchase option related to the assets of our unconsolidated variable interest entity. No gain or loss was recorded on the transaction.*

(2) *The increase in our deferred tax asset is due primarily to the deferral of gain recognition on Secondary Market Loan Sales due to a change in accounting rules effective January 1, 2010.*

PMC COMMERCIAL TRUST AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Debt:

Information on our debt was as follows:

	Carrying Value at December 31, (1)		Weighted Average Coupon Rate at December 31,		Weighted Average Interest Rate on Underlying Loans at December 31,	
	2010	2009	2010	2009	2010	
	(Dollars in thousands, except footnotes)					
Structured notes payable (2):						
2003 Joint Venture	$ 7,094	$ 8,291	2.80%	2.79%	4.29%	*(3)*
2000 Joint Venture	11,724	-	7.28%	NA	9.54%	
1998 Partnership	3,339	-	2.25%	NA	4.99%	
	22,157	8,291				
Junior subordinated notes	27,070	27,070	3.54%	3.53%	NA	
Revolving credit facility	13,800	23,000	3.25%	3.25%	NA	
Debentures payable	8,177	8,173	5.90%	5.90%	NA	
Secured borrowings - government guaranteed loans:						
Loans sold for a premium and excess spread (4)	15,664	-	3.87%	NA	5.94%	
Loans sold for excess spread	6,101	-	1.58%	NA	5.96%	
	21,765	-				
Redeemable preferred stock of subsidiary (5)	-	1,975	NA	4.00%	NA	
Debt	$ 92,969	$ 68,509				

(1) The face amount of debt as of December 31, 2010 and 2009 was $92,982,000 and $68,551,000, respectively.
(2) Beginning January 1, 2010, due to a change in accounting rules, the 2000 Joint Venture and the 1998 Partnership were consolidated.
(3) The weighted average rate on the underlying collateral for the 2003 Joint Venture at December 31, 2009 was 4.31%.
(4) For loans sold for premiums and excess spread, the weighted average coupon rate reflects an adjustment for the cash premium received.
(5) During March 2010, we redeemed 20,000 shares of $100 par value, 4% cumulative preferred stock of one of our SBICs held by the SBA due in May 2010. No gain or loss was recorded on the redemption.

Principal payments on our debt at December 31, 2010 were as follows (face amount):

Years Ending December 31,	Total	Structured Notes and Secured Borrowings (1)	All Other Debt (2)
		(In thousands)	
2011	$ 17,775	$ 3,975	$ 13,800
2012	4,229	4,229	-
2013	8,631	4,441	4,190
2014	4,578	4,578	-
2015	8,739	4,739	4,000
Thereafter	49,030	21,960	27,070
	$ 92,982	$ 43,922	$ 49,060

(1) *Principal payments are generally dependent upon cash flows received from the underlying loans. Our estimate of their repayment is based on scheduled principal payments on the underlying loans. Our estimate will differ from actual amounts to the extent we experience prepayments and/or loan losses. No payment is due on the structured notes or secured borrowings unless payments are received from the borrowers on the loans underlying them.*

(2) *Represents the revolving credit facility, junior subordinated notes and SBIC debentures payable.*

Structured notes payable

Structured notes payable are collateralized by the loans of the securitizations. Repayment of their principal is based on collections of principal on the underlying loans receivable. We have no obligation to pay these notes, nor do the noteholders have any recourse against our assets (other than the underlying loans receivable and restricted cash of the securitizations).

Junior subordinated notes

The Junior Subordinated Notes bear interest at a floating rate which resets on a quarterly basis at the 90-day LIBOR plus 3.25%. The Junior Subordinated Notes may be redeemed at par at our option. Interest payments are due on a quarterly basis.

Revolving credit facility

PMC Commercial has a collateralized revolving credit facility which provides credit availability up to $30 million which expires on December 31, 2011. The facility is collateralized by the loans of PMC Commercial and the common stock of our SBA 7(a) subsidiary. Our SBA 7(a) subsidiary was added as a borrower under the revolving credit facility during December 2010 with a borrowing availability of up to $7.5 million (included within the total availability of $30 million). We are charged interest on the balance outstanding under the revolving credit facility at our election of either the prime rate of the lender or 300 basis points over LIBOR. In addition, we are charged an unused fee equal to 37.5 basis points computed based on our daily available balance. The credit facility requires us to meet certain covenants, the most restrictive of which provides for a maximum amount of non-performing loans and real estate owned as defined in the agreement. The maximum problem assets cannot exceed 15% of beneficiaries' equity calculated on a quarterly basis. In addition, we have (1) a covenant that limits our ability to pay out returns of capital as part of our dividends and (2) a minimum equity requirement of $145 million. At December 31, 2010, we were in compliance with the covenants of this facility.

SBIC debentures payable

SBIC debentures represent amounts due to the SBA and have semi-annual interest only payments until maturity.

Secured borrowings – government guaranteed loans

Secured borrowings – government guaranteed loans represents legally sold SBA 7(a) loans which are treated as secured borrowings if the loans were sold for excess spread or if the loans were sold for excess spread and a cash premium. Excess spread represents the difference between the interest rate due to us from our borrower and the rate payable to the purchaser of the guaranteed portion of the loan and servicing costs. To the extent secured borrowings include cash premiums, these premiums will be amortized as a reduction to interest expense over the life of the loan using the interest method.

Interest Paid
During 2010, 2009 and 2008 interest paid was $3,791,000, $2,669,000, and $3,919,000, respectively.

Note 6. Cumulative Preferred Stock of Subsidiary:

One of our SBICs has outstanding 30,000 shares of $100 par value, 3% cumulative preferred stock (the "3% Preferred Stock") held by the SBA. Our SBIC is entitled to redeem, in whole or part, the 3% Preferred Stock by paying the par value ($3.0 million) of these securities plus dividends accumulated and unpaid on the date of redemption. While the 3% Preferred Stock may be redeemed, redemption is not mandatory. The 3% Preferred Stock was valued at $900,000 when acquired in 2004. Dividends of $90,000 were recognized on the 3% Preferred Stock during both 2010 and 2009 and are reflected in our consolidated statements of income as interest expense.

Note 7. Earnings Per Share:

The computations of basic earnings per common share are based on our weighted average shares outstanding. The weighted average number of common shares outstanding was approximately 10,554,000, 10,573,000 and 10,767,000 for the years ended December 31, 2010, 2009 and 2008, respectively. For purposes of calculating diluted earnings per share, the weighted average shares outstanding were increased by 16,000 shares during 2010 for the dilutive effect of share options. No shares were added to the weighted average shares outstanding for purposes of calculating diluted earnings per share during 2009 or 2008 as options were anti-dilutive.

Not included in the computation of diluted earnings per share were outstanding options to purchase approximately 77,000, 90,000 and 59,000 common shares during 2010, 2009 and 2008, respectively, because the options' exercise prices were greater than the average market price of the shares.

Note 8. Dividends Paid and Declared:

During 2010, our dividends were declared as follows:

Record Date	Date Paid	Amount Per Share	Type
March 31, 2010	April 12, 2010	$ 0.16	Regular
June 30, 2010	July 12, 2010	0.16	Regular
September 30, 2010	October 12, 2010	0.16	Regular
December 31, 2010	January 10, 2011	0.16	Regular
		$ 0.64	

We have certain covenants within our revolving credit facility that limit our ability to pay out returns of capital as part of our dividends. These restrictions have not historically limited the amount of dividends we have paid and management does not believe that they will restrict future dividend payments.

Note 9. Income Taxes:

PMC Commercial has elected to be taxed as a REIT under the Code. To qualify as a REIT, PMC Commercial must meet a number of organizational and operational requirements, including a requirement that we distribute at least 90% of our taxable income to our shareholders. As a REIT, PMC Commercial generally will not be subject to corporate level Federal income tax on net income that is currently distributed to shareholders.

The following reconciles net income to REIT taxable income:

	Years Ended December 31,		
	2010	2009	2008
		(In thousands)	
Net income	$ 4,297	$ 6,761	$ 9,806
Book/tax difference on depreciation	(53)	(56)	(60)
Book/tax difference on gains related to real estate	387	(1,110)	(784)
Book/tax difference on Retained Interests, net	-	(212)	57
Impairment losses	317	-	-
Severance accrual (payments)	(33)	(1,435)	1,596
Book/tax difference on amortization and accretion	(102)	(232)	(345)
Loan valuation	(241)	497	430
Other book/tax differences, net	(121)	(38)	(177)
Subtotal	4,451	4,175	10,523
Adjustment for taxable REIT subsidiaries net loss (income), net of tax	340	413	(587)
Dividend distribution from taxable REIT subsidiary	300	-	2,000
REIT taxable income	$ 5,091	$ 4,588	$ 11,936
Distributions declared	$ 6,756	$ 7,445	$ 10,908
Basic weighted average common shares outstanding	10,554	10,573	10,767

Dividends per share for dividend reporting purposes were as follows:

	Years Ended December 31,					
	2010		2009		2008	
	Amount Per Share	Percent	Amount Per Share	Percent	Amount Per Share	Percent
Non-qualified dividends	$ 0.568	88.75%	$ 0.705	100.00%	$ 0.829	81.67%
Qualified dividends	0.028	4.38%	-	-	0.186	18.33%
Non-taxable return of capital	0.044	6.88%	-	-	-	-
	$ 0.640	100.00%	$ 0.705	100.00%	$ 1.015	100.00%

In order to meet our taxable income distribution requirements, we may make an election under the Code to treat a portion of the distributions declared and paid in the current year as distributions of the prior year's taxable income. Dividends of approximately $1.4 million paid during 2010 were used to satisfy our 2009 dividend distribution requirement and approximately $4.3 million paid during 2009 were used to satisfy our 2008 dividend distribution requirement.

PMC Commercial has wholly-owned TRS's which are subject to Federal income taxes. The income generated from the TRS's is taxed at normal corporate rates.

We calculate our current and deferred tax provisions based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during the subsequent year. Adjustments based on the final tax returns are generally recorded in the period when the returns are filed.

Income tax provision (benefit) related to the TRS's consisted of the following:

	Years Ended December 31,		
	2010	2009	2008
		(In thousands)	
Federal:			
Current provision	$ 514	$ 89	$ 272
Deferred provision (benefit)	(645)	(256)	47
Income tax provision (benefit)	$ (131)	$ (167)	$ 319

The provision (benefit) for income taxes results in effective tax rates that differ from Federal statutory rates of 34%. The reconciliation of TRS income tax attributable to net income (loss) computed at Federal statutory rates to income tax provision (benefit) was as follows:

	Years Ended December 31,		
	2010	2009	2008
		(In thousands)	
Income (loss) before income taxes for TRS's	$ (471)	$ (580)	$ 906
Expected Federal income tax provision (benefit)	$ (160)	$ (198)	$ 307
Preferred dividend of subsidiary	31	31	31
Other adjustments	(2)	-	(19)
Income tax provision (benefit)	$ (131)	$ (167)	$ 319

We have identified our Federal tax returns and our state returns in Texas as "major" tax jurisdictions. The periods subject to examination for our Federal tax returns and state returns in Texas are the 2007 through 2009 tax years. We believe that all income tax filing positions and deductions will be sustained on audit and do not anticipate any adjustments that will result in a material change to our financial position. Therefore, no reserves for uncertain tax positions have been recorded.

The components of our net deferred tax asset were as follows:

	December 31,	
	2010	2009
	(In thousands)	
Deferred tax assets:		
Secured borrowings - government guaranteed loans	$ 489	$ -
Retained Interests	315	228
Servicing asset	164	24
Loans receivable	42	126
Net operating losses	28	27
Real estate owned	3	-
Total gross deferred tax assets	1,041	405
Deferred tax liabilities:		
Discounts on redeemable preferred stock of subsidiary and debentures payable	2	11
Total gross deferred tax liabilities	2	11
Deferred tax asset, net	$ 1,039	$ 394

Net operating loss carryforwards at December 31, 2010 were generated by two TRS's and are available to offset future taxable income of these TRS's. The net operating loss carryforwards expire from 2027 to 2030.

We paid approximately $538,000, $109,000 and $235,000 in income taxes during 2010, 2009 and 2008, respectively.

Note 10. Other Income:

Other income consisted of the following:

	Years Ended December 31,		
	2010	2009	2008
		(In thousands)	
Premium income (1)	$ 709	$ 1,343	$ 223
Prepayment fees	378	126	771
Servicing income	344	370	469
Other loan related income	226	224	369
Equity in earnings of VIEs	106	76	94
Other	-	86	286
	$ 1,763	$ 2,225	$ 2,212

(1) *Premium income results from the sale of the government guaranteed portion of our SBA 7(a) loans pursuant to Secondary Market Loan Sales. Effective January 1, 2010, we no longer record premium income for loans sold for solely excess spread or loans sold for excess spread and a 10% cash premium.*

Note 11. Discontinued Operations:

Our discontinued operations consisted of the following:

	Years Ended December 31,		
	2010	2009	2008
		(In thousands)	
Gains on sales of real estate	$ 78	$ 721	$ 784
Gain on foreclosure	-	389	-
Net operating losses	(298)	(406)	-
Impairment losses	(325)	-	-
Discontinued operations	$ (545)	$ 704	$ 784

Gains on sales of real estate represent gains on the sales of hotel properties and income recognition of previously unamortized gains. We also had a gain on the sale of REO acquired through foreclosure of $76,000 during 2010.

Gain on foreclosure represents the initial adjustment of the carrying value to the estimated fair value of our REO upon foreclosure. During 2009, the estimated fair value after selling costs of the collateral underlying a limited service hospitality property included in REO on our consolidated balance sheet was in excess of its cost.

Net operating losses represent the net of revenues and expenses of our REO. During 2010, these losses resulted primarily from our hospitality properties included in REO. During 2009, net operating losses represent primarily the net losses related to a golf course.

Impairment losses represent declines in the estimated fair value of our REO subsequent to initial valuation. During 2010, we recorded an impairment loss of $203,000 related to a full service hospitality property owned by the 2003 Joint Venture and an impairment loss of $114,000 related to a retail establishment due to declines in their market potential.

Note 12. Dividend Reinvestment and Cash Purchase Plan:

We have a dividend reinvestment and cash purchase plan (the "Plan"). Participants in the Plan have the option to reinvest all or a portion of dividends received. The purchase price of the Common Shares is 100% of the average of the closing price of the Common Shares as published for the five trading days immediately prior to the dividend record date or prior to the optional cash payment purchase date, whichever is applicable. Our transfer agent, on our behalf, uses the open market to purchase Common Shares with proceeds from the dividend reinvestment portion of the Plan.

Note 13. Profit Sharing Plan:

We have a profit sharing plan available to our full-time employees after one year of employment. Vesting increases ratably to 100% after the sixth year of employment. Pursuant to our profit sharing plan, approximately $216,000, $199,000 and $207,000 was expensed during 2010, 2009 and 2008, respectively. Contributions to the profit sharing plan are at the discretion of our Board of Trust Managers.

Note 14. Share-Based Compensation Plans:

At December 31, 2010, we had options outstanding under share-based compensation plans. The 2005 Equity Incentive Plan was approved by our shareholders on June 11, 2005 and permits the grant of options to our employees, executive officers and Board of Trust Managers and restricted shares to our executive officers and Board of Trust Managers for up to 500,000 Common Shares. We believe that these awards better align the interests of our employees, executive officers and Board of Trust Managers with those of our shareholders.

Option awards are granted with an exercise price equal to the market price of our Common Shares at the date of grant and vest immediately upon grant with five-year contractual terms. A summary of the status of our stock options as of December 31, 2010, 2009 and 2008 and the changes during the years ended on those dates are as follows:

	2010		2009		2008	
	Number of Shares Underlying Options	Weighted Average Exercise Prices	Number of Shares Underlying Options	Weighted Average Exercise Prices	Number of Shares Underlying Options	Weighted Average Exercise Prices
Outstanding, January 1	89,650	$11.77	74,650	$12.46	101,651	$13.65
Granted	26,500	$8.35	15,000	$8.35	20,000	$7.65
Forfeited	-	-	-	-	(25,448)	$12.86
Exercised	(1,500)	$7.65	-	-	-	-
Expired	(23,900)	$14.54	-	-	(21,553)	$13.12
Outstanding and exercisable, December 31	90,750	$10.11	89,650	$11.77	74,650	$12.46
Weighted-average fair value per share of stock options granted during the year	$1.24		$0.71		$0.30	

The market price of our Common Shares at December 31, 2010 is greater than certain of our share option exercise prices (55,500 shares). The intrinsic value of these share options outstanding and exercisable at December 31, 2010 was approximately $17,000.

Upon notification of intent to exercise stock options, our policy is to first verify that the options are exercisable, then to contact our transfer agent instructing them to issue new shares and then to collect the cash proceeds.

The fair value of each share option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Years Ended December 31,		
Assumption:	2010	2009	2008
Expected Term (years)................	3.0	3.0	3.0
Risk-Free Interest Rate................	1.23%	1.91%	3.39%
Expected Dividend Yield.............	7.66%	8.44%	11.44%
Expected Volatility.....................	40.29%	28.04%	20.19%
Forfeiture Rate............................	10.00%	10.00%	5.00%

The expected term of the options represents the period of time that the options are expected to be outstanding and was determined based on our historical data. The risk-free rate was based on the 3-year U.S. Treasury rate corresponding to the expected term of the options. We used historical information to determine our expected volatility, dividend yield and forfeiture rates. We recorded compensation expense of $33,000, $11,000 and $6,000 during 2010, 2009 and 2008, respectively, related to these option grants.

The following table summarizes information about share options outstanding at December 31, 2010:

	Options Outstanding and Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contract Life (in years)	Weighted Average Exercise Price
$7.65 to $8.35	55,500	3.74	$8.17
$12.72 to $14.01	35,250	0.80	$13.17
$7.65 to $14.01	90,750	2.59	$10.11

A summary of our restricted shares as of December 31, 2010, 2009 and 2008 and the changes during the years ended on those dates are as follows:

	2010		2009		2008	
	Number of Shares	Weighted Average Grant Date Fair Value Per Share	Number of Shares	Weighted Average Grant Date Fair Value Per Share	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Balance, January 1.........	17,416	$8.14	13,200	$9.05	10,450	$13.66
Granted.......................	13,100	$8.35	18,400	$8.35	16,500	$7.65
Vested........................	(15,050)	$8.11	(14,184)	$9.25	(12,150)	$7.84
Forfeited.....................	(3,400)	$8.35	-	-	(1,600)	$11.23
Balance, December 31.....	12,066	$8.35	17,416	$8.14	13,200	$9.05

The restricted share awards vest based on two years of continuous service with one-third of the shares vesting immediately upon issuance of the shares and one-third vesting at the end of each of the next two years. Restricted share awards provide for accelerated vesting if there is a change in control (as defined in the plan). Compensation expense related to the restricted shares is being recognized over the vesting periods. We recorded compensation expense of $101,000, $140,000 and $123,000 during 2010, 2009 and 2008, respectively, related to our restricted share issuances. At December 31, 2010, there was $47,000 of total unrecognized compensation expense related to the restricted shares which will be recognized over the next two years.

Note 15. Supplemental Disclosure of Cash Flow Information:

Our non-cash activities were as follows:

	Years Ended December 31,		
	2010	2009	2008
		(In thousands)	
Consolidation of loans receivable (1)	$ -	$ 32,563	$ 13,760
Reclassification from loans receivable to real estate owned	$ 4,040	$ 4,948	$ -
Reclassifications reducing secured borrowings - government guaranteed loans and loans receivable, net	$ 7,692	$ -	$ -
Reclassification from Retained Interests to loans receivable - PMC Capital, L.P. 1999-1	$ -	$ -	$ 7,596
Loans receivable originated to facilitate sales of real estate owned	$ 3,325	$ -	$ -

(1) In addition, as described in Note 1, effective January 1, 2010, we are now consolidating the assets and liabilities of the 2000 Joint Venture and the 1998 Partnership, representing non-cash transactions. Previously, the 2000 Joint Venture and the 1998 Partnership were reflected as Retained Interests.

Note 16. Fair Values of Financial Instruments:

At December 31, 2010, Retained Interests was our only asset that was required to be measured at fair value on a recurring basis. No liabilities were required to be measured at fair value on a recurring basis. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. In general, quoted market prices from active markets for the identical asset (Level 1 inputs), if available, should be used to value an asset. If quoted prices are not available for the identical asset, then a determination should be made if Level 2 inputs are available. Level 2 inputs include quoted prices for similar assets in active markets or for identical or similar assets in markets that are not active (*i.e.*, markets in which there are few transactions for the asset, the prices are not current, price quotations may vary substantially, or in which little information is released publicly). There is little or no market information for our Retained Interests, thus there are no Level 1 or Level 2 determinations available. Level 3 inputs are unobservable inputs for the asset. Unobservable inputs are used to measure fair value when observable inputs are not available. These inputs include our expectations about the assumptions that market participants would use in pricing the asset in a current transaction.

We used Level 3 inputs to determine the estimated fair value of our Retained Interests. The following is activity for our Retained Interests:

	Years Ended December 31,	
	2010	2009
	(In thousands)	
Value as of beginning of period	$ 12,527	$ 33,248
Accretion (1)	-	302
Repurchases/Consolidation (2)	(11,734)	(21,129)
Investments	-	1,261
Principal collections	(200)	(308)
Realized gains included in net income (3)	(24)	(89)
Cumulative effect adjustment (4)	201	-
Permanent impairments	-	(552)
Unrealized appreciation (depreciation)	240	(206)
Value as of end of period	$ 1,010	$ 12,527
Cost at end of period	$ 734	$ 12,202

(1) Represents accretion of income in excess of principal collections, included within income from Retained Interests.
(2) During 2010, represents the consolidation of the 2000 Joint Venture and the 1998 Partnership based upon a change in accounting rules effective January 1, 2010. During 2009, represents the repurchase of a securitization and consolidation of a securitization based upon attainment of the "clean-up" call option.
(3) Included within income from retained interests in transferred assets.
(4) Based on a change in accounting rules, we consolidated the 2000 Joint Venture and the 1998 Partnership effective January 1, 2010. The difference of $466,000 between the amounts added to our consolidated balance sheet as assets and liabilities and our Retained Interests was recognized as a cumulative effect adjustment in our beneficiaries' equity. Unrealized appreciation of Retained Interests of $265,000 was reversed in conjunction with the consolidation; therefore, the net effect to our beneficiaries' equity was an increase of $201,000.

We may be required, from time to time, to measure certain other assets at fair value on a nonrecurring basis. These adjustments to fair value usually result in the recognition of loan loss reserves on individual loans and valuation reserves on REO based on the estimated fair value.

For impaired loans measured at fair value on a nonrecurring basis during 2010 and 2009 the following table provides the carrying value of the related individual assets at year end. We used Level 3 inputs to determine the estimated fair value of our impaired loans.

	Carrying Value at December 31,		Provision for Loan Losses (2)	
	2010	2009	2010	2009
	(In thousands)			
Impaired loans (1)	$ 696	$ 2,996	$ 160	$ 334

(1) Carrying value represents our impaired loans net of loan loss reserves. Our carrying value is determined based on management's assessment of the fair value of the collateral based on numerous factors including operating statistics to the extent available, appraised value of the collateral, tax assessed value and market environment.
(2) Represents the net change in the provision for loan losses included in our consolidated statements of income related specifically to these loans during the periods presented.

For REO, our carrying value approximates the estimated fair value at the time of foreclosure and the lower of cost or market thereafter. We used Level 3 inputs to determine the estimated fair value of our REO. The carrying value of our REO is established at the time of foreclosure based upon management's assessment of its fair value based on numerous factors including operating statistics to the extent available, the appraised value of the collateral, tax assessed value and market environment.

The following is activity for our REO:

	Years Ended December 31, 2010	Years Ended December 31, 2009
	(In thousands)	
Value as of beginning of period	$ 5,479	$ -
Foreclosures	4,040	5,479
Sales	(5,717)	-
Impairment losses	(325)	-
Value as of end of period	$ 3,477	$ 5,479

Included within our REO is a full service hospitality property with a carrying value and estimated fair value of $1,046,000 which is owned by the 2003 Joint Venture.

The estimated fair values of our financial and non-financial instruments were as follows:

	December 31, 2010		December 31, 2009	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In thousands)			
Assets:				
Loans receivable, net	$ 233,218	$ 228,821	$ 196,642	$ 189,419
Retained Interests	1,010	1,010	12,527	12,527
Cash and cash equivalents	2,642	2,642	7,838	7,838
Restricted cash and cash equivalents	5,786	5,786	1,365	1,365
Liabilities:				
Structured notes and SBIC debentures payable	30,334	30,781	16,464	16,238
Secured borrowings - government guaranteed loans	21,765	21,765	-	-
Redeemable preferred stock of subsidiary	-	-	1,975	2,000
Revolving credit facility	13,800	13,800	23,000	23,000
Junior Subordinated Notes	27,070	22,310	27,070	14,626

In general, estimates of fair value may differ from the carrying amounts of the financial assets and liabilities primarily as a result of the effects of discounting future cash flows. Considerable judgment is required to interpret market data and develop estimates of fair value. Accordingly, the estimates presented may not be indicative of the amounts we could realize in a current market exchange.

Loans receivable, net: Our loans receivable are recorded at cost and adjusted by net loan origination fees and discounts. In order to determine the estimated fair value of our loans receivable, we use a present value technique for the anticipated future cash flows using certain assumptions including a current discount rate, prepayment tendencies and potential loan losses. Loan loss reserves are established based on the creditor's payment history, collateral value, guarantor support and other factors. In the absence of a readily ascertainable market value, the estimated value of our loans receivable may differ from the values that would be placed on the portfolio if a ready market for the loans receivable existed.

Retained Interests: In order to determine the estimated fair value of our Retained Interests, we use a present value technique for the anticipated future cash flows using certain assumptions including a current discount rate and prepayment tendencies.

Cash and cash equivalents: The carrying amount is a reasonable estimation of fair value due to the short maturity of these instruments.

Restricted cash and cash equivalents: Restricted cash and cash equivalents represent our collection and reserve accounts of the securitizations. The carrying amount is considered to be a reasonable estimate of their fair value due to (1) the short maturity of the collection account, (2) the majority of our reserve accounts can be used at any time in conjunction with the exercise of our "clean-up call" options and (3) the reserve accounts providing collateral value at their current carrying amounts to the structured noteholders.

Structured notes and SBIC debentures payable and Junior Subordinated Notes: The estimated fair value is based on a present value calculation based on prices of the same or similar instruments after considering market risks, current interest rates and remaining maturities.

Secured borrowings – government guaranteed loans: The estimated fair value approximates cost as the loans were sold in current third-party transactions.

Redeemable preferred stock of subsidiary: The face amount was a reasonable estimation of fair value due to the short duration to maturity.

Revolving credit facility: The carrying amount is a reasonable estimation of fair value as the interest rate on this instrument is variable and the short duration to maturity.

Note 17. Commitments and Contingencies:

Loan Commitments
Commitments to extend credit are agreements to lend to a customer provided the terms established in the contract are met. Our outstanding loan commitments and approvals to fund new loans were approximately $16.5 million at December 31, 2010, all of which were for prime-based loans to be originated under the SBA 7(a) Program, the government guaranteed portion of which (75% to 90% of each individual loan) may be sold pursuant to Secondary Market Loan Sales. Commitments generally have fixed expiration dates. Since some commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent future cash requirements.

Operating Lease
We lease office space in Dallas, Texas under a lease which expires in October 2011. Future minimum lease payments under this lease are $187,000.

Rent expense amounted to approximately $168,000, $186,000 and $175,000 during 2010, 2009 and 2008, respectively.

Employment Agreements
We have employment agreements with our executive officers for three-year terms expiring June 30, 2013. Under certain circumstances, as defined within the agreements, the agreements provide for severance compensation to the executive officer in a lump sum payment in an amount equal to 2.99 times the average of the last three years annual compensation paid to the executive officer.

Structured Loan Sale Transactions
The transaction documents of the structured loan sale transactions contain provisions (the "Credit Enhancement Provisions") that govern the assets and the inflow and outflow of funds of the entities formed as part of the structured

loan sale transactions. The Credit Enhancement Provisions include specified limits on delinquencies, defaults and losses on the loans included in each structured loan sale transaction. If, at any measurement date, delinquencies, defaults or losses with respect to any structured loan sale transaction were to exceed the specified limits, the Credit Enhancement Provisions would require an increase in the level of credit enhancement. During the period in which specified delinquencies, defaults or losses were exceeded, excess cash flow from the entity, if any, which would otherwise be distributable to us, would be used to fund the increased credit enhancement levels up to the principal amount of such loans and would delay or reduce our distribution. In general, there can be no assurance that distribution amounts deferred under Credit Enhancement Provisions would be received in future periods or that future deferrals or losses will not occur. As a result of a delinquent and impaired loan in the 2003 Joint Venture, Credit Enhancement Provisions were triggered during the first quarter of 2009. As a consequence, cash flows related to this transaction otherwise distributable to us are being deferred and utilized to fund the increased credit enhancement requirements. Based on current cash flow assumptions, management anticipates that the funds will be received in future periods.

Litigation
We had significant outstanding claims against Arlington Hospitality, Inc.'s and its subsidiary Arlington Inns, Inc.'s (together "Arlington") bankruptcy estates. Arlington objected to our claims and initiated a complaint in the bankruptcy seeking, among other things, the return of certain payments Arlington made pursuant to the property leases and the master lease agreement.

While confident that a substantial portion of our claims would have been allowed and the claims against us would have been disallowed, due to the exorbitant cost of defense coupled with the likelihood of reduced available assets in the debtors' estates to pay claims, we executed an agreement with Arlington to settle our claims against Arlington and Arlington's claims against us. The settlement provides that Arlington will dismiss its claims seeking the return of certain payments made pursuant to the property leases and the master lease agreement, and substantially reduces our claims against the Arlington estates. The settlement further provides for mutual releases among the parties. The Bankruptcy Court approved the settlement. Accordingly, there are no remaining assets or liabilities recorded in the accompanying consolidated financial statements related to this matter. However, the settlement will only become final upon the Bankruptcy Court's approval of Arlington's liquidation plan which was filed during the third quarter of 2007. Due to the complexity of the bankruptcy, we cannot estimate when, or if, the liquidation plan will be approved.

In the normal course of business we are periodically party to certain legal actions and proceedings involving matters that are generally incidental to our business (*i.e.,* collection of loans receivable). In management's opinion, the resolution of these legal actions and proceedings will not have a material adverse effect on our consolidated financial statements.

Other
If the SBA establishes that a loss on an SBA guaranteed loan is attributable to significant technical deficiencies in the manner in which the loan was originated, funded or serviced by our SBLC, the SBA may seek recovery of the principal loss related to the deficiency from us. With respect to the guaranteed portion of SBA loans that have been sold, the SBA will first honor its guarantee and then seek compensation from us in the event that a loss is deemed to be attributable to technical deficiencies. Based on historical experience, we do not expect that this contingency would be material to the financial statements if asserted.

Pursuant to SBA rules and regulations, distributions from our SBLC and SBICs are limited. In order to operate as a small business lending company, a licensee is required to maintain a minimum net worth (as defined by SBA regulations) of the greater of (1) 10% of the outstanding loans receivable of our SBLC or (2) $1.0 million, as well as certain other regulatory restrictions such as change in control provisions. At December 31, 2010, dividends of approximately $1.1 million were available for distribution.

Schedule II
PMC COMMERCIAL TRUST AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

Description	Balance at beginning of period	Additions: Charged to costs and expenses	Additions: Acquired	Deductions	Balance at end of period
Year ended December 31, 2008:					
				$ (14) *(1)*	
				(36) *(2)*	
Loan Loss Reserves	$ 42	$ 488	$ -	$ (50)	$ 480
Year ended December 31, 2009:					
				$ (212) *(1)*	
				(87) *(2)*	
Loan Loss Reserves	$ 480	$ 1,076	$ -	$ (299)	$ 1,257
Year ended December 31, 2010:					
				$ (473) *(1)*	
				(378) *(2)*	
Loan Loss Reserves	$ 1,257	$ 1,019	$ 184 *(3)*	$ (851)	$ 1,609

(1) Principal written-off.

(2) Represents previously recorded loan loss reserves which were reversed due to reductions in expected losses on loans.

(3) Represents reserves of our special purposes entities which were consolidated beginning January 1, 2010.

SCHEDULE IV
PMC COMMERCIAL TRUST AND SUBSIDIARIES
MORTGAGE LOANS ON REAL ESTATE
AS OF DECEMBER 31, 2010
(Dollars in thousands, except footnotes)

Conventional Loans - States 2% or greater *(1)(2):*

Geographic Dispersion of Collateral	Number of Loans	Size of Loans From	Size of Loans To	Interest Rate Variable	Interest Rate Fixed	Final Maturity Date	Carrying Amount of Mortgage	Principal amount of loan subject to delinquent principal or "interest"
Texas	29	$0	$1,000	3.79% to 6.00%	7.00% to 10.78%	6/12/11--2/25/24	$ 12,532	$ -
Texas *(3)*	11	$1,000	$2,000	3.04% to 5.25%	6.50% to 10.25%	5/01/21--11/18/30	13,607	2,755
Texas	3	$2,000	$3,000	3.54%	8.35%	11/29/26--12/4/26	7,029	-
Texas	3	$3,000	$4,000	2.79%	8.25% to 8.35%	11/29/26--12/13/27	9,437	-
Virginia *(4)*	4	$1,000	$2,000	4.29%	8.90% to 10.25%	11/30/18--2/28/23	6,062	-
Virginia *(5)*	2	$2,000	$3,000	4.29% to 5.75%	NA	1/30/23--6/29/24	5,286	-
Virginia *(6)*	1	$3,000	$4,000	3.42%	NA	3/27/27	3,078	-
Virginia	1	$5,000	$6,000	3.29%	NA	1/31/28	5,948	-
Arizona	6	$0	$1,000	4.25% to 4.54%	9.25% to 9.31%	7/16/13--7/29/25	4,031	-
Arizona	4	$1,000	$2,000	4.79%	9.25% to 10.00%	7/8/19--9/29/24	5,739	-
Arizona	2	$2,000	$3,000	4.29%	NA	10/13/25--12/21/25	4,886	-
Arizona	1	$4,000	$5,000	3.29%	NA	1/30/28	4,825	-
Ohio	1	$0	$1,000	5.29%	NA	11/8/12	72	-
Ohio	4	$1,000	$2,000	3.29% to 4.29%	NA	10/27/25--5/4/27	5,951	-
Ohio	2	$2,000	$3,000	3.29%	8.28%	10/30/26--4/21/28	5,090	-
Ohio	1	$3,000	$4,000	3.29%	NA	4/21/28	3,027	-
Alabama *(7)*	4	$0	$1,000	3.75%	5.25% to 9.50%	11/21/17--11/21/20	2,129	-
Alabama	1	$1,000	$2,000	4.54%	NA	3/1/22	1,764	-
Alabama	2	$2,000	$3,000	4.29%	NA	3/1/26--10/1/26	5,338	-
Florida	1	$0	$1,000	3.42%	NA	11/1/25	190	-
Florida	2	$1,000	$2,000	4.04%	9.40%	9/2/18--10/1/26	2,948	-
Florida	2	$2,000	$3,000	3.42%	8.24%	1/1/24--11/1/25	5,188	-
Michigan	3	$0	$1,000	3.17% to 4.25%	NA	12/1/12--4/30/27	1,922	-
Michigan	4	$1,000	$2,000	3.17% to 7.25%	NA	2/10/26--8/23/30	6,173	-
Oregon	3	$0	$1,000	NA	9.00% to 9.90%	2/2/18--6/13/21	1,965	-
Oregon	2	$2,000	$3,000	4.54% to 7.25%	NA	9/8/25--5/13/30	4,658	-
North Carolina	5	$0	$1,000	3.79% to 4.54%	9.50% to 9.85%	12/20/16--1/23/23	3,616	823
North Carolina	2	$1,000	$2,000	4.29% to 4.79%	NA	6/11/21--5/5/23	2,699	-
California	4	$0	$1,000	4.29% to 4.54%	8.90% to 9.00%	7/10/18--12/28/24	2,330	-
California	1	$1,000	$2,000	4.04%	NA	12/13/26	1,633	-
California	1	$2,000	$3,000	4.75%	NA	12/12/26	2,046	-
Georgia	4	$0	$1,000	4/25% to 4.54%	9.25% to 10.25%	12/26/17--10/19/21	2,327	-
Georgia	2	$1,000	$2,000	3.79%	8.75%	12/14/27--12/1/29	3,029	-
Iowa	1	$1,000	$2,000	4.04%	NA	5/30/26	1,698	-
Iowa	1	$2,000	$3,000	4.29%	NA	5/12/23	2,380	-
Pennsylvania *(8)*	1	$0	$1,000	5.29%	NA	12/29/15	394	394
Pennsylvania	1	$1,000	$2,000	4.29%	NA	9/29/25	1,057	-
Pennsylvania	1	$2,000	$3,000	NA	10.25%	6/22/20	2,601	-
Other	23	$0	$1,000	4.29% to 7.00%	7.25% to 10.25%	8/20/14--8/30/35	14,590	228
Other *(9)*	12	$1,000	$2,000	2.79% to 4.79%	8.88% to 9.78%	8/18/18--11/24/27	17,140	3,042
Other *(10)*	4	$2,000	$3,000	3.79% to 7.00%	NA	2/7/23--8/30/35	8,700	-
General Reserve							(1,000)	
	162						$ 194,115 *(11)*	$ 7,242

Footnotes:

(1) Approximately 93.8% of our loans are collateralized by hotels.
(2) There are four loans which are secured by second liens on properties which are subordinated to our first liens on the respective properties.
(3) Includes two loans with a face value of $2,834,000 and valuation reserves of $67,000.
(4) Includes two loans with a face value of $3,802,000 and valuation reserves of $33,000.
(5) Includes a loan with a face value of $2,706,000 and a valuation reserve of $22,000.
(6) Includes a loan with a face value of $3,160,000 and a valuation reserve of $69,000.
(7) Includes a loan with a face value of $363,000 and a valuation reserve of $60,000.
(8) Includes a loan with a face value of $419,000 and a valuation reserve of $25,000.
(9) Includes a loan with a face value of $1,407,000 and a valuation reserve of $6,000.
(10) Includes a loan with a face value of $2,131,000 and a valuation reserve of $21,000.
(11) For Federal income tax purposes, the cost basis of our mortgage loans on real estate was approximately $195,970,000 (unaudited).

SCHEDULE IV
PMC COMMERCIAL TRUST AND SUBSIDIARIES
MORTGAGE LOANS ON REAL ESTATE
AS OF DECEMBER 31, 2010
(Dollars in thousands, except footnotes)

SBA 7(a) Loans - States 2% or greater *(1) (2)*:

	Number of Loans	Size of Loans From	Size of Loans To	Interest Rate *(2)*	Final Maturity Date	Carrying Amount of Mortgages	Principal amount of loans subject to delinquent principal or "interest"
Texas *(3)*	39	$0	$500	4.13% to 6.00%	9/29/12--8/27/34	$ 2,987	$ 43
Ohio	13	$0	$500	4.25% to 6.00%	5/11/13--9/15/35	1,318	-
Georgia *(4)*	10	$0	$500	4.25% to 6.00%	3/16/13--6/25/35	1,243	1
Mississippi	2	$0	$500	5.75% to 6.00%	5/18/35--12/8/35	829	-
Indiana	5	$0	$500	4.75% to 6.00%	11/19/19--5/14/36	789	-
Michigan *(5)*	11	$0	$500	5.25% to 6.00%	9/15/12--12/16/35	782	-
Wisconsin	5	$0	$500	5.00% to 6.00%	4/23/20--3/2/35	757	-
Oklahoma	6	$0	$500	4.75% to 6.00%	9/9/24--11/10/35	674	-
Arizona	4	$0	$500	5.75% to 6.00%	10/28/19--8/12/35	590	-
California	7	$0	$500	4.50% to 6.00%	3/27/14--5/5/35	404	-
Alabama	3	$0	$500	5.00%	7/27/25--1/22/29	385	-
Iowa	2	$0	$500	5.75% to 6.00%	11/26/33--12/17/35	340	-
Kentucky	3	$0	$500	5.00% to 6.00%	7/21/20--9/24/35	340	-
Missouri	4	$0	$500	5.25% to 6.00%	2/20/11--12/14/29	338	-
New Mexico	2	$0	$500	5.75% to 6.00%	8/30/24--11/17/34	316	-
Florida	5	$0	$500	5.75% to 6.00%	6/12/16--11/10/35	300	-
Arkansas	3	$0	$500	5.25% to 6.00%	10/25/11--7/30/26	285	-
Other *(6)*	31	$0	$500	5.00% to 6.00%	12/5/14--12/22/35	1,598	22
Government guaranteed portions *(7)*						4,395	-
Secured borrowings *(8)*						20,533	-
General Reserve						(100)	
	155					$ 39,103 *(9)*	$ 66

Footnotes:

(1) Includes approximately $1,336,000 of loans not secured by real estate. Also includes $418,000 of loans with subordinate lien positions.
(2) Interest rates are variable at spreads over the prime rate unless otherwise noted.
(3) Includes five loans with a face value of $903,000, valuation reserves of $91,000, and one loan has a fixed interest rate of 5.50%.
(4) Includes a loan with a face value of $94,000 and a valuation reserve of $13,000.
(5) Includes a loan with a face value of $52,000 and a valuation reserve of $1,000.
(6) Includes five loans with a face value of $1,182,000, valuation reserves of $101,000, and two loans with fixed rates of 5.50% and 5.75%.
(7) Represents the government guaranteed portions of our SBA 7(a) loans detailed above. As there is no risk of loss to us related to these portions of the guaranteed loans, the geographic information is not presented as it is not meaningful.
(8) Represents the guaranteed portion of loans which were sold with the proceeds received from the sale reflected as secured borrowings.
(9) For Federal income tax purposes, the cost basis of our loans was approximately $18,763,000 (unaudited).

SCHEDULE IV
PMC COMMERCIAL TRUST AND SUBSIDIARIES
MORTGAGE LOANS ON REAL ESTATE
AS OF DECEMBER 31, 2010
(In thousands, except footnotes)

Balance at December 31, 2007		$ 165,969
Additions during period:		
New mortgage loans *(1)*	55,950	
Other - deferral for collection of commitment fees, net of costs	48	
Other - accretion of loan fees and discounts	448	56,446
Deductions during period:		
Collections of principal	(37,967)	
Cost of mortgages sold, net	(4,189)	
Other - bad debt expense, net of recoveries	(452)	(42,608)
Balance at December 31, 2008		$ 179,807
Additions during period:		
New mortgage loans *(2)*	62,998	
Other - non cash change in loan	100	
Other - deferral for collection of commitment fees, net of costs	304	
Other - accretion of loan fees and discounts	213	63,615
Deductions during period:		
Collections of principal	(14,642)	
Foreclosures	(4,948)	
Cost of mortgages sold, net	(26,201)	
Other - bad debt expense, net of recoveries	(989)	(46,780)
Balance at December 31, 2009		$ 196,642
Additions during period:		
New mortgage loans *(3)*	69,701	
Other - deferral for collection of commitment fees, net of costs	324	
Other - accretion of loan fees and discounts	317	70,343
Deductions during period:		
Collections of principal	(20,999)	
Foreclosures	(4,040)	
Cost of mortgages sold, net *(4)*	(7,903)	
Other - consolidation of loan loss reserves	(184)	
Other - bad debt expense, net of recoveries	(641)	(33,767)
Balance at December 31, 2010		$ 233,218

Footnotes:

(1) Includes $21,363,000 from the exercise of our "clean-up call" provisions related to the 2001 Joint Venture and the 1999 Partnership.

(2) Includes $12,570,000 from the exercise of our "clean-up call" provision related to the 2002 Joint Venture and $19,993,000 from the attainment of the "clean-up call" provision related to the 2003 Joint Venture.

(3) Includes $22,912,000 and $5,024,000 from consolidation of the 2000 Joint Venture and the 1998 Partnership, respectively, due to a change in accounting rules effective January 1, 2010 and two loans totaling $3,325,000 which were originated in connection with sales of real estate owned which did not require cash expenditures.

(4) Includes $7,692,000 representing reclassifications reducing secured borrowings and loans receivable.

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger by and between PMC Commercial Trust and PMC Capital, Inc. dated March 27, 2003 (incorporated by reference to Annex A to the Registrant's Registration Statement on Form S-4 dated November 10, 2003).
2.2	Amendment No. 1 to Agreement and Plan of Merger between PMC Commercial Trust and PMC Capital, Inc. dated August 1, 2003 (incorporated by reference to Exhibit 2.5 to the Registrant's Quarterly Report on Form 10-Q filed on August 12, 2003).
3.1	Declaration of Trust (incorporated by reference to the exhibits to the Registrant's Registration Statement on Form S-11 filed with the Commission on June 25, 1993, as amended (Registration No. 33-65910)).
3.1(a)	Amendment No. 1 to Declaration of Trust (incorporated by reference to the exhibits to the Registrant's Registration Statement on Form S-11 filed with the Commission on June 25, 1993, as amended (Registration No. 33-65910)).
3.1(b)	Amendment No. 2 to Declaration of Trust (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1993).
3.1(c)	Amendment No. 3 to Declaration of Trust dated February 10, 2004 (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003).
3.2	Bylaws (incorporated by reference to the exhibits to the Registrant's Registration Statement on Form S-11 filed with the Commission on June 25, 1993, as amended (Registration No. 33-65910)).
3.2(a)	Amendment No. 1 to Bylaws (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on April 16, 2009).
4.1	Instruments defining the rights of security holders. The instruments filed in response to items 3.1 and 3.2 are incorporated in this item by reference.
4.2	Debenture dated March 4, 2005 for $4,000,000 loan with SBA (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005).
4.3	Debenture dated September 9, 2003 for $2,190,000 loan with SBA (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005).
4.4	Debenture dated September 9, 2003 for $2,000,000 loan with SBA (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005).

+10.1	2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005).
10.2	Trust Indenture between PMC Joint Venture, L.P. 2000 and BNY Midwest Trust Company, dated as of December 15, 2000 (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed on March 13, 2001).
10.3	Servicing Agreement by and among BNY Midwest Trust Company, PMC Joint Venture, L.P. 2000 and PMC Capital, Inc. and PMC Commercial Trust, dated as of December 15, 2000 (incorporated by reference to Exhibit 2.2 to the Registrant's Current Report on Form 8-K filed on March 13, 2001).
10.6	Servicing Agreement by and among Harris Trust Savings Bank, as Trustee and Supervisory Servicer, PMC Capital L.P. 1998-1, as Issuer, and PMC Capital, Inc. as Servicer (incorporated by reference to Exhibit 10.12 to PMC Capital, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1998).
10.7	Trust Indenture between PMC Joint Venture, L.P. 2003-1 and The Bank of New York, as Trustee, dated September 16, 2003 (incorporated by reference to the Registrant's Current Report on Form 8-K filed October 10, 2003).
10.8	Servicing Agreement by and among The Bank of New York as Trustee and Supervisory Servicer, PMC Joint Venture, L.P. 2003-1 as Issuer and PMC Capital, Inc. and PMC Commercial Trust as Servicers, dated September 16, 2003 (incorporated by reference to the Registrant's Current Report on Form 8-K filed October 10, 2003).
10.9	Amended and Restated Credit Agreement between PMC Commercial Trust and First Western SBLC, Inc. and JPMorgan Chase Bank, National Association, as Administrative Agent, dated December 28, 2010 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed January 3, 2011).
+10.13	Form of Executive Employment Contract (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010).
10.14	Purchase Agreement among PMC Commercial Trust, PMC Preferred Capital Trust-A and Taberna Preferred Funding I, Ltd. dated March 15, 2005 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005).
10.15	Junior Subordinated Indenture between PMC Commercial Trust and JPMorgan Chase Bank, National Association as Trustee dated March 15, 2005 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005).

10.16	Amended and Restated Trust Agreement among PMC Commercial Trust, JPMorgan Chase Bank, National Association, Chase Bank USA, National Association and The Administrative Trustees Named Herein dated March 15, 2005 (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005).
10.17	Preferred Securities Certificate (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005).
10.18	Floating Rate Junior Subordinated Note due 2035 (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005).
10.19	Form of Indemnification Agreement (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005).
10.20	Security Agreement between PMC Commercial Trust and JPMorgan Chase Bank, National Association dated December 29, 2009 (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed December 31, 2009).
*21.1	Subsidiaries of the Registrant
*23.1	Consent of PricewaterhouseCoopers LLP
*31.1	Section 302 Officer Certification – Chief Executive Officer
*31.2	Section 302 Officer Certification – Chief Financial Officer
**32.1	Section 906 Officer Certification – Chief Executive Officer
**32.2	Section 906 Officer Certification – Chief Financial Officer

* Filed herewith.
** Furnished herewith.
+ Management contract or compensatory plan

Exhibit 21.1
Subsidiaries of Registrant

Company	State of Incorporation
PMC Investment Corporation	Florida
Western Financial Capital Corporation	Florida
First Western SBLC, Inc.	Florida
PMC Funding Corp.	Florida
PMCT AH, Inc.	Delaware
PMCT Plainfield, L.P.	Delaware
PMC Joint Venture, L.P. 2000	Delaware
PMC Joint Venture LLC 2000	Delaware
PMC Joint Venture, L.P. 2003-1	Delaware
PMC Joint Venture LLC 2003-1	Delaware
PMC Capital, L.P. 1998-1	Delaware
PMC Capital Corp. 1998-1	Delaware
PMC Asset Holding, LLC	Delaware
PMCT Asset Holding, LLC	Delaware
PMC Preferred Capital Trust-A	Delaware
PMC Properties, Inc.	Delaware

CERTIFICATION

I, Lance B. Rosemore, certify that:

1. I have reviewed this annual report on Form 10-K of PMC Commercial Trust;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: 03/16/11



Lance B. Rosemore
Chief Executive Officer

CERTIFICATION

I, Barry N. Berlin, certify that:

1. I have reviewed this annual report on Form 10-K of PMC Commercial Trust;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.



Date: 03/16/11

Barry N. Berlin
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of PMC Commercial Trust (the "Company") on Form 10-K for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Lance B. Rosemore, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



Lance B. Rosemore
Chief Executive Officer
March 16, 2011

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of PMC Commercial Trust (the "Company") on Form 10-K for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Barry N. Berlin, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



Barry N. Berlin
Chief Financial Officer
March 16, 2011

PMC COMMERCIAL TRUST
SHAREHOLDER INFORMATION

TRUST MANAGERS

LANCE B. ROSEMORE
CHAIRMAN AND TRUST MANAGER

NATHAN G. COHEN
INDEPENDENT TRUST MANAGER

BARRY A. IMBER
INDEPENDENT TRUST MANAGER

MARTHA ROSEMORE MORROW
TRUST MANAGER

IRVING MUNN
INDEPENDENT TRUST MANAGER

CORPORATE OFFICERS

LANCE B. ROSEMORE
CHIEF EXECUTIVE OFFICER, PRESIDENT, SECRETARY

JAN F. SALIT
EXECUTIVE VICE PRESIDENT, CHIEF OPERATING OFFICER,
CHIEF INVESTMENT OFFICER, ASSISTANT SECRETARY

BARRY N. BERLIN
EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER

TRANSFER AGENT

AMERICAN STOCK TRANSFER AND TRUST COMPANY
6201 15TH AVENUE
BROOKLYN, NY 11219
(800) 937-5449

INDEPENDENT AUDITORS

PRICEWATERHOUSECOOPERS LLP
2001 ROSS AVENUE, SUITE 1800
DALLAS, TX 75201

LEGAL COUNSEL

LOCKE LORD BISSELL & LIDDELL LLP
2200 ROSS AVENUE, SUITE 2200
DALLAS, TX 75201

EXCHANGE LISTING

THE COMMON SHARES OF PMC COMMERCIAL TRUST ARE TRADED ON THE NYSE AMEX UNDER THE SYMBOL "PCC"

SHARE PRICES

THE FOLLOWING TABLE SETS FORTH, FOR THE PERIODS INDICATED, HIGH AND LOW BID PRICES PER SHARE:

	2010		2009	
	HIGH	LOW	HIGH	LOW
FIRST QUARTER	$ 8.00	$ 7.00	$ 8.46	$ 4.21
SECOND QUARTER	8.91	7.25	8.45	5.35
THIRD QUARTER	9.19	7.50	7.70	6.20
FOURTH QUARTER	8.95	8.10	8.00	7.02

ANNUAL MEETING

JUNE 10, 2011 AT 1:00 P.M.
17950 PRESTON ROAD, SUITE 270
DALLAS, TX 75252

INVESTOR RELATIONS

FOR MORE INFORMATION OR TO RECEIVE A COPY OF OUR FORM 10-K OR FORM 10-Q FILINGS AT NO CHARGE, PLEASE WRITE TO OUR INVESTOR RELATIONS DEPARTMENT OR YOU CAN ACCESS US THROUGH THE INTERNET AT WWW.PMCTRUST.COM OR SEND US AN E-MAIL AT: INFO@PMCTRUST.COM

PMC COMMERCIAL TRUST
17950 PRESTON ROAD, SUITE 600
DALLAS, TEXAS 75252
(972) 349-3200

TO OUR SHAREHOLDERS:

2010 marked our first full year as a public company traded on the New York Stock Exchange, following our initial public offering in December 2009. During this year, we achieved strong operational and financial results, made dramatic improvements to our capital structure, acquired and fully integrated a number of successful physician practices and ended the year well positioned for future profitable growth.

Financial Performance

We are extremely pleased with our financial performance during 2010. The efficient management of our cost structure, the contribution of our revenue cycle processes, and our focus on the successful integration of recent acquisitions contributed to our improvements in net revenue, operating margin, operating cash flow and profitability.

Net revenue less provision for uncollectibles increased 6.7 percent to $1.52 billion. Cash flow provided by operations in 2010 increased approximately 38 percent to $113.9 million, Adjusted EBITDA, excluding prior year professional liability items, increased 11 percent to $166.3 million, and diluted net earnings per share, after adjustments, were $1.09. During the year, our share price increased 10.8 percent to $15.54 compared to $14.02 at the end of 2009 and increased 29.5 percent compared to our $12.00 December 2009 IPO price. This growth in our key financial results occurred despite modest reductions in same contract patient volume due to a challenging comparable period of volume growth in 2009 as well as the anticipated reduction in revenues from our military staffing business associated with contracting changes within the military health system. Looking ahead, we anticipate these conditions that constrained revenue growth during 2010 will moderate in 2011.

Contributing to our strong financial performance in 2010 were a number of practice acquisitions and the integration of our newest service line in anesthesia. The Anesthetix division has exceeded expectations by delivering solid contributions to revenues, cash flow, and earnings and continues to demonstrate the capacity to add new customer contracts. The acquisitions of Oklahoma-based Morningstar Emergency Physicians as well as two other physician practices during 2010 opened up a new geographic market for us and have had a positive bottom line impact while providing continued future promise.

Improved Capital Structure

We raised $184 million through the completion of a 15.3 million share initial public offering in December 2009. The proceeds of the IPO, along with internally generated cash flows, were used to reduce debt by approximately $207 million in 2010, including $203 million of the 11.25 percent bonds. As a result, outstanding debt declined to approximately $404 million as of year-end and our leverage and other credit metrics improved dramatically. This significant amount of deleveraging, combined with our current liquidity, provides tremendous financial capacity and puts us in a very solid position to support our future growth objectives.

In addition, in March of 2011 we completed a follow-on equity offering of 8.8 million shares, primarily owned by The Blackstone Group, which is expected to further enhance the daily trading liquidity of our stock.

Operational Performance

In addition to our strong financial performance in 2010, we continued to advance our growth and operational excellence strategies.

Our revenue cycle performed well over the year, as we continued to make enhancements to our billing and collecting processes, and as we continued to focus on our centralized managed care contracting function. During the second half of 2010, we engaged an outside consultant to conduct an extensive review of our sales and marketing function and to assist us in making the necessary improvements. Based upon this work, we significantly increased the resources in this area, enhanced our processes, and have fine-tuned our customer

TEAMHealth.

TeamHealth (Knoxville, Tenn.) (NYSE: TMH) was founded in 1979 and has become one of the largest suppliers of outsourced healthcare professional staffing and administrative services to hospitals and other healthcare providers in the United States. Through its six principal service lines located in 13 regional sites, TeamHealth's more than 5,600 affiliated healthcare professionals provide emergency medicine, hospital medicine, anesthesia, and pediatric staffing and management services to approximately 530 civilian and military hospitals, clinics, and physician groups in 44 states. For more information about TeamHealth, visit www.teamhealth.com